Filed Pursuant to Rule 424(b)(4)

Registration No. 333-114974

6,000,000 Shares

CLASS A COMMON STOCK

Journal Communications, Inc. is offering 6,000,000 shares of our class A common stock.

Our class A common stock is listed on New York Stock Exchange under the symbol “JRN.” On June 9, 2004, the reported last sale price of our class A common stock on the New York Stock Exchange was $18.54 per share.

Investing in our class A common stock involves risks. See “ Risk Factors” beginning on page 8.

PRICE $18.25 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Journal Communications, Inc.
Per Share	$18.2500	$0.9125	$17.3375
Total	$109,500,000	$5,475,000	$104,025,000

We have granted the underwriters the right to purchase up to an additional 900,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on June 15, 2004.

MORGAN STANLEY	ROBERT W. BAIRD & CO.

CREDIT SUISSE FIRST BOSTON

GOLDMAN, SACHS & CO.

MERRILL LYNCH & CO.

June 9, 2004

On May 9, 2003, the Wisconsin corporation then known as Journal Communications, Inc. and now known as The Journal Company (which we refer to as “Old Journal”), formed a wholly owned subsidiary then known as The Journal Company and now known as Journal Communications, Inc. (which we refer to as “New Journal”) for the purposes of facilitating the permanent capital transaction (as we describe below).

On September 29, 2003, the shareholders of Old Journal (including the Journal Employees Stock Trust (“JESTA”)), Matex Inc. and the Abert Family Journal Stock Trust (the latter two of which we refer to as the “Grant family shareholders”) effected a share exchange with New Journal pursuant to which JESTA and the Grant family shareholders exchanged each share of their Old Journal common stock for three shares of class B common stock (divided as equally as possible into class B-1 common stock and class B-2 common stock) and following which Old Journal became a wholly owned subsidiary of New Journal (we refer to this transaction as the “share exchange”). JESTA then terminated and distributed the class B common stock that it received in the share exchange to its former unitholders on a three-shares-for-one-unit basis, with such shares divided as equally as possible into class B-1 common stock and class B-2 common stock. Each share of class B-1 and class B-2 shares are identical except for restrictions on when a holder can convert them into class A common stock and sell them to the public. Under the public sale restriction periods in our articles of incorporation, class B-1 and class B-2 shares may not be converted until after September 17, 2004 or March 16, 2005, respectively. There is no public trading market for the class B common stock, although shares can be offered for sale to eligible purchasers under our articles of incorporation.

Immediately after the share exchange and immediately before the termination of JESTA and the closing of the initial public offering, the Grant family shareholders exchanged approximately 41.5% of their class B shares they received in the share exchange for 3,264,000 shares of class C common stock.

After the completion of our share exchange and the termination of JESTA, we effected an initial public offering of 19,837,500 shares of our class A common stock, of which 19,441,500 shares were sold by us and 396,000 by the Abert Family Journal Stock Trust. Net proceeds to us were approximately $266.6 million. In connection with our initial public offering, the class A common stock was listed for trading on the New York Stock Exchange.

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On October 3, 2003, we commenced a tender offer to purchase up to 22,674,401 shares, or approximately $340.1 million worth of our class B-1 common stock. The tender offer expired on November 3, 2003 and we purchased and immediately retired 19,999,752 shares, or approximately $300.0 million (plus related expenses) worth of class B-1 common stock. The purpose of the tender offer was to allow our class B shareholders, who are employee and former employee investors, to obtain liquidity for a certain portion of their shares so that they could reduce their personal debt previously incurred to purchase units of beneficial interest in JESTA. We believe the public offering and the tender offer, after 121 years of private ownership, strengthen our capital structure and allow for greater financial flexibility to enhance our businesses, while also enabling us to continue to benefit from the strengths of significant ownership by our employees.

We refer to these series of transactions described above collectively as the “permanent capital transaction.”

We use the terms “class A common stock” and “class A shares” to refer to our class A common stock that we are offering in this prospectus and that is listed on the New York Stock Exchange under the symbol “JRN.” We use the terms “class B common stock” and “class B shares” to refer to our class B-1 and class B-2 common stock, collectively. As we describe under “Description of Capital Stock,” the class B shares are subject to restrictions on conversion. After expiration of those restrictions, each class B-1 and class B-2 share will become convertible at the option of the holder into one share of class A common stock, subject to purchase option procedures contained in our articles of incorporation. We use the terms “class C common stock” and “class C shares” to refer to our class C common stock. We use the term “common stock” to refer to the class A common stock, class B common stock and class C common stock, collectively.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of class A common stock and seeking offers to buy shares of class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the class A common stock.

-ii-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and this offering of our class A common stock, we encourage you to read this prospectus in its entirety, especially the risks of investing in our class A common stock discussed under “Risk Factors” and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

OUR COMPANY

Founded in 1882, we are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. We publish the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and more than 90 community newspapers and shoppers in eight states. We own and operate 38 radio stations and six television stations in 11 states. Through our telecommunications subsidiary, Norlight Telecommunications, Inc., we own and operate a regional fiber optic network and provide integrated data communications solutions for small and mid-size businesses in seven states. We also provide a wide range of commercial and publication printing services including magazines, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment. At the end of 2003, we completed the permanent capital transaction, which included the listing of our class A common stock on the New York Stock Exchange and was designed to facilitate strategic expansion of our business and reduction of personal debt accumulated to purchase the shares held by our employee and former employee shareholders.

In 2003, our total operating revenue was $798.3 million, 58.6% of which was generated from our publishing and broadcasting operations, 18.7% from telecommunications and 22.7% from printing services and other operations.

Our Competitive Strengths

We believe our principal competitive strengths are:

•	Entrepreneurial Employee Ownership. Our entrepreneurial culture is fostered by our employee ownership tradition that began in 1937 with the creation of an employee stock trust. For the last 67 years, employee ownership has driven shareholder value by enabling us to attract and retain motivated people with a high level of commitment to our business and whose spirit of teamwork has significantly energized our company. Since the completion of our initial public offering in September 2003, our employees and former employees have owned our class B shares, which have greater voting power than our other classes of common stock. As of the date of this prospectus, we have approximately 3,160 employee and former employee holders of our class B shares, none of whom own more than 1% of our class B shares and who together control approximately 87% of our total voting power. We expect that these shareholders will continue to control approximately 84% of our total voting power upon completion of the offering if the tender offer we discuss in this prospectus is fully subscribed. We believe this level of employee ownership will perpetuate our entrepreneurial culture where employees focus on business results and take personal responsibility for achievement of company goals.

•

Leading Market Position in Wisconsin and Broadcasting Presence in Mid-Sized Growth Markets.    We own and operate two radio stations and a television station in the Milwaukee market, serving our 10 county Designated Market Area and its population of 2.2 million, and we publish the only major daily newspaper and 44 community newspapers and shoppers in the Milwaukee metropolitan area, which strongly positions our diversified media operations to serve southeastern Wisconsin. In addition, we recently announced agreements to acquire WGBA-TV, an NBC affiliated television station, and to provide programming services pursuant to an existing local marketing agreement for WACY-TV, a UPN affiliated television station, in the Green Bay/Appleton market, the 68th largest television market in the country serving a population of approximately 1.0 million in eastern Wisconsin. The purchase price for WGBA-TV is approximately $43.3 million. Subject to FCC approval, we currently expect to complete the acquisition of WGBA-TV by the end of 2004. We also own and operate 41 other broadcasting assets located in mid-sized growth markets outside of Wisconsin with diversified economies, many of which have large universities or state capitals. These markets are attractive because they offer potential for population growth, often have fewer media competitors than larger markets, derive a significant portion of their revenue from local advertisers and offer opportunities for further consolidation.

•	Profitable and Differentiated Telecommunications Business. Our telecommunications network covers approximately 4,400 route miles primarily in the Great Lakes region, terminating not only in large cities such as Milwaukee and Chicago, but also in second and third tier markets such as Green Bay, Battle Creek and Rochester, Minnesota where fewer competitors have facilities. We believe our disciplined approach has allowed us to build a sophisticated fiber optic network while still generating substantial returns on invested capital. We further believe that our extensive network penetration, financial stability and reputation for high quality customer service differentiate us from many of our competitors. While we continue to experience ongoing trends of price reductions and service disconnections in our wholesale telecommunications business (which we expect to result in further decreases in our telecommunications revenue and earnings), we are experiencing growth in our enterprise telecommunications business, which accounted for approximately 38.6% of our telecommunications revenue in 2003. We believe our enterprise telecommunications business will offer continued opportunities for growth and intend to pursue growth by leveraging our data expertise and customer service track record and introducing new products and technologies. In addition, our product development plans enhance our position as a provider of integrated data solutions.

•	Diversified Sources of Operating Cash Flow and Strong Balance Sheet Position. Our operating cash flow is supported by a diverse group of businesses which helps reduce risks associated with any single business and mitigates our exposure to economic and advertising cycles. We also maintain a strong balance sheet position with $56.3 million of debt as of March 28, 2004. We believe the combination of diversified sources of operating cash flows, a strong balance sheet and access to capital provide sufficient resources to take advantage of growth opportunities and meet our growth objectives.

•	Experienced Management Team. Our senior management team has in-depth operating experience and a deep understanding of our culture. Over the past decade, this team has successfully completed and integrated approximately 40 acquisitions. Each of our chief executive officer, president and chief financial officer has served as a president of one of our business units, and our 17 executive officers have an average tenure of 15 years with our company.

Our Growth Strategy

Building on these strengths, we will seek to continue our growth through the following strategies:

•	Continue to Improve Our Operating Performance and Margin Expansion. In the second half of 2003 and first quarter of 2004, we realized significant margin expansion from a variety of sources, including operating efficiencies provided by our new newspaper production facility (which became operational in April 2003) as well as management initiatives and cost containment measures at certain of our broadcast facilities that have reduced expenses and, in certain markets, increased revenue. We intend to continue to promote our cost reduction initiatives and best operating practices across our businesses, as well as to pursue market share and ratings growth in our broadcast business. We believe these ongoing efforts will generate increased revenue, operating efficiency, and continue to drive operating margin improvement.

•	Continue Our Broadcast Acquisition Program. Over the last six years, we have acquired 30 broadcast stations in six geographic markets. These stations were generally owned by smaller, local operators lacking the management or financial resources of our company. Utilizing our strong cash flow and balance sheet position, we will continue to seek to acquire and integrate broadcast stations in certain existing markets, as well as in new markets with profiles similar to those we presently serve. An example of this strategy is our recently announced agreements to acquire a television station and provide programming services to another television station in the Green Bay/Appleton market, which we believe meet our acquisition criteria.

•	Continue Disciplined Investment in Our Telecommunications Business. We intend to prudently reinvest capital in our telecommunications business so we can remain a premier regional provider of wholesale and enterprise services and continue to generate returns on our invested capital. As part of that strategy, we have recently undertaken development of new products and technologies that we believe will be valued by our customers, and we continue to consider expansion of our network footprint where the opportunities exist and are consistent with our capital return criteria. In developing our telecommunications network, we have employed a highly disciplined approach to cost control and capital investment, including initiating most significant capital investments after anchor customers made purchase commitments and working with other providers when building network to share costs or trade facilities and reduce our capital investment.

The Tender Offer

On May 17, 2004, we commenced a cash tender offer to all holders of class B common stock to purchase up to 16.5%, or 8,020,467 shares, of the aggregate number of shares of class B common stock outstanding at the commencement of the offer (excluding shares held by the Grant family shareholders and Old Journal). We are conducting the tender offer to allow our class B shareholders to obtain liquidity for a certain portion of their shares prior to the expiration of the restricted periods on conversion (September 17, 2004 for class B-1 shares and March 16, 2005 for class B-2 shares) so that (i) we can reduce the potential sales into the market of class A shares received upon conversion of class B shares and (ii) our employee and former employee shareholders can further reduce or eliminate their personal debt previously incurred to purchase JESTA units prior to the permanent capital transaction. We intend for the tender offer to expire on the same day as the closing of this offering, although we may extend the expiration of the tender offer at our discretion. The price at which we will purchase each such share will be equal to the average of the closing price of our class A common stock on the New York Stock Exchange on each of the five consecutive trading days ending with the third trading day prior to the expiration date of the tender offer, including any extension thereof. The Grant family shareholders and Old Journal, our wholly owned subsidiary, have agreed not to participate in the tender offer.

In the tender offer, each class B shareholder will be permitted to tender an amount up to 16.5% and possibly up to all of his or her class B shares. To the extent that some class B shareholders tender less than 16.5% of their class B shares, this shortfall will be allocated to the shareholders that have tendered more than 16.5% on a pro rata basis.

With respect to each shareholder who tenders shares in the tender offer, we will purchase shares in the order of such shareholder’s most recent purchases first. This generally means that we will purchase any remaining shares of such shareholder’s class B-1 common stock first, since shareholders’ then most recently purchased JESTA units were exchanged for class B-1 shares in the permanent capital transaction.

Our principal executive offices are located at 333 West State Street, Milwaukee, Wisconsin 53203, and our telephone number is (414) 224-2616. Our web site is www.jc.com. Information contained on our web site is not incorporated by reference into this prospectus, and you should not consider information on our web site as part of this prospectus.

THE OFFERING

Class A common stock offered by us	6,000,000 shares

Common stock estimated to be outstanding after this offering and before completion of the tender offer (excluding 8,676,705 class B shares owned by Old Journal)(1):
Class A common stock	26,201,496 shares
Class B common stock	53,264,887 shares
Class C common stock(2)	3,264,000 shares

Common stock estimated to be outstanding after this offering and after completion of the tender offer, assuming the tender offer is fully subscribed (excluding 8,676,705 class B shares owned by Old Journal)(1):

Class A common stock	26,201,496 shares
Class B common stock	45,244,420 shares
Class C common stock(2)	3,264,000 shares

Over-allotment option	900,000 shares

Voting rights
Class A common stock	One vote per share
Class B common stock	10 votes per share
Class C common stock	Two votes per share

Use of proceeds	We anticipate net proceeds from this offering will be approximately $103.4 million. We intend to use our net proceeds from this offering (i) to reduce outstanding indebtedness; (ii) to fund the Green Bay television acquisition; and (iii) for general corporate purposes, including potential future acquisitions. In addition, we may use additional borrowings under our $350 million debt facility and/or a portion of the net proceeds to fund the tender offer as described under “The Tender Offer.”

Dividend policy	Our board of directors expects to continue to declare dividends on our common stock, in its discretion and in light of all relevant factors, including earnings, general business conditions and working capital requirements. Pursuant to our articles of incorporation, each class of common stock has equal rights with respect to cash dividends, except that dividends on class C shares are cumulative and will not be less than $0.57 per year.

New York Stock Exchange symbol	JRN

(1)	Pursuant to applicable state law, the class B shares held by Old Journal are not entitled to vote.
(2)	Each class C share is convertible at any time into, at the option of the holder, either (i) 1.363970 shares of class A common stock or (ii) a combination of 0.248243 shares of class A common stock and 1.115727 shares of class B common stock.

Unless we specifically state otherwise, the information in this prospectus does not take into account:

•	the automatic conversion of shares of class B common stock registered in the name of deceased holders into shares of class A common stock pursuant to our articles of incorporation;

•	the sale of up to 900,000 class A shares that the underwriters have the option to purchase from us solely to cover over-allotments;

•	3,000,000 class B shares authorized and reserved for issuance under our 2003 employee stock purchase plan (of which 15,043 shares are issued and outstanding as of the date of this prospectus) and 6,000,000 class B shares authorized and reserved for issuance under our 2003 equity incentive plan (of which 9,000 shares have been issued as restricted stock and 65,750 shares are subject to options outstanding as of the date of this prospectus); and

•	the automatic conversion of class B common stock held by or transferred to certain charities into class A common stock pursuant to our articles of incorporation.

If the underwriters exercise their over-allotment option in full and without taking into account the tender offer, then 27,101,496 class A shares, 53,264,887 class B shares (excluding 8,676,705 class B shares owned by Old Journal) and 3,264,000 class C shares will be outstanding after this offering. If the underwriters exercise their over-allotment option in full and if the tender offer is fully subscribed, then 27,101,496 class A shares, 45,244,420 class B shares (excluding 8,676,705 class B shares owned by Old Journal) and 3,264,000 class C shares will be outstanding after the tender offer.

SUMMARY FINANCIAL DATA

The following table presents our summary consolidated historical financial data. The summary consolidated financial data for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 1999 and 2000 and as of December 31, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements, including the notes thereto, not included in this prospectus. The summary consolidated financial data for the first quarter ended March 30, 2003 and March 28, 2004 are derived from our unaudited consolidated condensed financial statements, appearing elsewhere in this prospectus, which include all adjustments, consisting of only normal adjustments that management considers necessary for the fair presentation of the consolidated financial position and results of operations for these interim periods. You should not consider results for the first quarter ended March 28, 2004 to be indicative of results for the fiscal year ending December 26, 2004. This table should be read together with our other financial information, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in all years presented.

	Year Ended December 31,					First Quarter Ended(2)
	1999(1)	2000	2001	2002	2003	March 30, 2003	March 28, 2004
	(in thousands, except per share amounts)
Statement of Earnings Data:
Operating revenue:
Publishing	$347,137	$345,321	$320,615	$311,138	$316,976	$74,555	$76,671
Broadcasting	130,857	149,886	134,801	152,749	150,744	32,251	34,635
Telecommunications	101,428	126,586	151,992	148,674	149,538	36,658	35,557
Printing services	91,663	107,334	114,612	97,841	85,958	22,707	21,764
Other	82,275	90,105	86,767	90,974	95,073	23,699	24,043

Total operating revenue	753,360	819,232	808,787	801,376	798,289	189,870	192,670
Operating expense	642,806	710,041	724,683	687,303	684,880	168,653	165,960

Operating earnings	110,554	109,191	84,104	114,073	113,409	21,217	26,710
Net earnings(3)	$69,449	$66,384	$47,757	$57,920	$66,793	$12,458	$15,699

Diluted Earnings Per Shares(4)
Continuing operations before accounting change(3)	$0.85	$0.81	$0.59	$0.82	$0.80	$0.16	$0.20
Net earnings(3)	$0.84	$0.82	$0.57	$0.73	$0.80	$0.16	$0.20

Balance Sheet Data:
Total assets	$638,506	$687,035	$730,778	$744,752	$747,175	$741,824	$734,494
Total debt	$12,115	$—	$4,420	$90,775	$84,000	$73,935	$56,300
Shareholders’ equity	$465,697	$508,519	$532,880	$476,544	$463,750	$481,229	$474,221

Other Financial Data:
Depreciation	$36,657	$38,710	$40,882	$44,726	$46,381	$11,323	$11,089
Amortization	$8,940	$11,408	$10,814	$1,909	$2,241	$428	$491
EBITDA(5)	$156,151	$159,309	$135,800	$160,708	$162,031	$32,968	$38,290
Capital expenditures	$68,529	$96,758	$90,172	$53,169	$39,685	$16,784	$5,507
Dividends	$31,286	$36,765	$37,866	$31,597	$44,080	$7,775	$5,239

Cash Flow Data:
Net cash provided by (used for):
Operating activities	$117,481	$133,123	$118,411	$86,060	$128,675	$37,579	$36,312
Investing activities	$(199,893)	$(94,030)	$(108,144)	$(51,409)	$(40,366)	$(16,755)	$(5,565)
Financing activities	$(38,798)	$(33,035)	$(11,918)	$(31,714)	$(88,320)	$(24,615)	$(32,939)

(1)

From June 14, 1999, includes three radio stations in Wichita, Kansas; one radio station in Arkansas City, Kansas, one radio station in Augusta, Kansas; two radio stations in Springfield, Missouri; one radio station in Sparta, Missouri; two radio stations in Tulsa, Oklahoma; one radio station in Henryetta, Oklahoma; and two radio stations in Omaha, Nebraska. Also includes one television station in Palm Springs, California from August 1, 1999. See footnote (1) to “Selected Financial Data.”

(2)	Prior to fiscal 2004, we divided our calendar year into 13 four-week accounting periods (except that the first and thirteenth periods were longer or shorter to the extent necessary to make each accounting year end on December 31), and we followed a practice of reporting our quarterly information at the end of the third accounting period (our first quarter), at the end of the sixth accounting period (our second quarter), and at the end of the tenth accounting period (our third quarter). Beginning with fiscal 2004, we maintain a 52-53 week fiscal year ending on the last Sunday in December of each year, with four quarterly reporting periods, each consisting of thirteen weeks and ending on a Sunday. The results of the first quarter ended March 30, 2003 have been presented on a basis which conforms to the quarterly reporting of operating results adopted effective January 1, 2004.
(3)	Effective January 1, 2002, we adopted Statement No. 142, “Goodwill and Other Intangible Assets.” See footnote (3) to “Selected Financial Data.” Had Statement No. 142, been applied retroactively as of January 1, 1999, our adjusted net earnings would have been $73,365, $71,907, $53,287, $57,920, $66,793, $12,458 and $15,699 for fiscal 1999 through 2003 and the first quarters ended March 30, 2003 and March 28, 2004, respectively; and our adjusted diluted earnings per share for the same periods would have been $0.89, $0.88, $0.63, $0.73, $0.80, $0.16 and $0.20, respectively (giving effect to the three-for-one share exchange ratio in the permanent capital transaction).
(4)	Gives effect to the three-for-one share exchange ratio in the permanent capital transaction.
(5)	We define EBITDA as net earnings plus provision for income taxes, total other income and expense, gain/loss from discontinued operations, net, cumulative effect of accounting change, net, depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors’ ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA as one of the measures of our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

The following table presents a reconciliation of our consolidated net earnings to consolidated EBITDA:

	Year Ended December 31,					First Quarter Ended(2)
	1999(1)	2000	2001	2002	2003	March 30, 2003	March 28, 2004
	(in thousands)
Net earnings	$69,449	$66,384	$47,757	$57,920	$66,793	$12,458	$15,699
Provision for income taxes	44,537	44,162	35,860	49,418	45,149	8,306	10,466
Total other (income) and expense	(4,227)	(884)	(1,235)	(339)	1,467	453	545
(Gain) loss from discontinued operations, net	795	(471)	1,722	565	—	—	—
Cumulative effect of accounting change, net	—	—	—	6,509	—	—	—
Depreciation	36,657	38,710	40,882	44,726	46,381	11,323	11,089
Amortization	8,940	11,408	10,814	1,909	2,241	428	491

EBITDA	$156,151	$159,309	$135,800	$160,708	$162,031	$32,968	$38,290

RISK FACTORS

An investment in our class A common stock involves risk. You should carefully consider the risks we describe below before deciding to invest in our class A common stock. The market price of our class A common stock could decline due to any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information included in this prospectus, including our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

Risks Relating to Our Diversified Media Business

Decreases in advertising spending, resulting from economic downturn, war, terrorism or other factors, could adversely affect our financial condition and results of operations.

Approximately 59% of our revenue in 2003 was generated from the sale of local, regional and national advertising appearing in our newspapers and shoppers and for broadcast on our radio and television stations. Advertisers generally reduce their advertising spending during economic downturns, so a recession or economic downturn could have an adverse effect on our financial condition and results of operations. Also, our advertising revenue tends to decline in times of national or local crisis because our radio and television stations broadcast more news coverage and sell less advertising time. For example, the threatened outbreak of hostilities in Iraq in March 2003 and the war itself had a negative impact on our broadcast results due to reduced spending levels by some advertisers, cancellations by some advertisers for the duration of war coverage and elimination of advertising inventory available from our television networks during their continuous coverage of the war. As a result, the war in Iraq, additional terrorist attacks or other wars involving the United States could adversely affect our financial condition and results of operations.

Additionally, some of our printed publications and our radio and television stations generate a large percentage of their advertising revenue from a limited number of sources, including the automotive industry, political advertising and professional sports contracts. As a result, even in the absence of a recession or economic downturn, adverse changes specifically affecting these advertising sources could significantly reduce advertising revenue and have a material adverse affect on our financial condition and results of operations.

In addition, our advertising revenue and circulation revenue depend upon a variety of other factors specific to the communities that we serve. Changes in those factors could negatively affect those revenues. These factors include, among others, the size and demographic characteristics of the local population, the concentration of retail stores, and local economic conditions in general. If the population demographics, prevailing retail environment, or local economic conditions of a community served by us were to change adversely, revenue could decline and our financial condition and results of operations could be adversely affected. This is especially true with respect to the metropolitan Milwaukee market, which is served by our daily newspaper, the Milwaukee Journal Sentinel, one of our television stations, two of our radio stations and a number of our community newspapers and shoppers, and from which we derived approximately 38% of our operating revenue in 2003.

Our diversified media businesses operate in highly competitive markets, and we may lose market share and advertising revenue to competing newspapers, radio and television stations, as well as to other types of media competitors or through consolidation of media competitors.

Our diversified media businesses operate in highly competitive markets. Our newspapers, shoppers, radio stations and television stations compete for audiences and advertising revenue with other newspapers, shoppers, radio stations and television stations, as well as with other media such as magazines, cable television, satellite television, satellite radio, outdoor advertising, the Internet and direct mail. Some of our current and potential competitors have greater financial, marketing, programming and broadcasting resources than we do.

In newspapers and shoppers, our revenue primarily consists of advertising and paid circulation. Competition for advertising expenditures and paid circulation comes from local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, yellow pages, the Internet and other media. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for circulation is based largely upon the content of the newspaper, its price, editorial quality and customer service. On occasion, our businesses compete with each other for regional and local advertising, specifically in the Milwaukee market. Our local and regional competitors in community newspapers and shoppers are typically unique to each market, but we have many competitors for advertising revenue that are larger and have greater financial and distribution resources than us. Circulation revenue and our ability to achieve price increases for our print products are affected by competition from other publications and other forms of media available in our various markets, declining consumer spending on discretionary items like newspapers, decreasing amounts of free time, and declining frequency of regular newspaper buying among young people. We may incur increasing costs competing for advertising expenditures and paid circulation. If we are not able to compete effectively for advertising expenditures and paid circulation, our revenue may decline and our financial condition and results of operations may be adversely affected.

Our radio and television broadcasting businesses compete for audiences and advertising revenue primarily on the basis of programming content and advertising rates. Advertising rates are set based upon a variety of factors, including a program’s popularity among the advertiser’s target audience, the number of advertisers competing for the available time, the size and demographic make-up of the market served and the availability of alternative advertising in the market. Our ability to maintain market share and competitive advertising rates depends in part on audience acceptance of our network, syndicated and local programming. Changes in market demographics, the entry of competitive stations to our markets, the introduction of competitive local news or other programming by cable and satellite providers, or the adoption of competitive formats by existing stations could result in lower ratings and have a material adverse effect on our financial condition and results of operations.

In addition, our operations may be adversely affected by consolidation in the broadcast industry, especially if competing stations in our markets are acquired by competitors who have a greater national scope and can offer a greater variety of national and syndicated programming for listeners and viewers and enhanced opportunities for advertisers to reach broader markets. On June 2, 2003, the FCC voted to relax rules that currently restrict media ownership; as a result of this decision, it is likely that additional industry consolidation will occur. The new rules were to have become effective on September 4, 2003. However, the U.S. Court of Appeals for the Third Circuit, which was selected by lottery to hear the appeals of the new rules, issued a stay of the new rules on September 3, 2003. Oral argument on the appeals was heard by the Third Circuit on February 11, 2004, but to date, no decision has been issued. The former rules will remain in effect until the appeals are resolved or the stay is lifted.

Seasonal and cyclical changes in advertising volume affect our quarterly revenue and results of operations and may cause our stock price to be volatile.

Our quarterly revenue and results of operations are subject to seasonal and cyclical fluctuations that we expect to continue to affect our results of operations in future periods. Our first fiscal quarter of the year tends to be our weakest quarter because advertising volume is typically at its lowest levels following the holiday season. Our fourth fiscal quarter tends to be our strongest quarter, primarily because of revenue from holiday season advertising. Our quarterly revenue also varies based on the dynamics of the television broadcast industry. In particular, we experience fluctuations, primarily during our third and fourth quarters, during political voting periods as advertising dramatically increases. Also, since NBC has exclusive rights to broadcast the Olympics through 2012, our NBC affiliate stations experience increased viewership and revenue during Olympic broadcasts. Other factors that affect our quarterly revenue and results of operations may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, changes in newsprint prices and general economic factors. These quarterly fluctuations in revenue and results of operations may cause our stock price to be volatile.

We may not be able to acquire radio stations, television stations or newspapers, successfully manage acquired properties, or increase our profits from these operations.

Our diversified media business has in the past expanded through acquisitions of radio and television stations and community newspapers and shoppers in selected markets. We intend to pursue continued growth through selected acquisitions if we are able to identify strategic acquisition candidates, negotiate definitive agreements on acceptable terms and, as necessary, secure additional financing.

Our acquisition strategy includes certain risks. For example:

•	we may not be able to identify suitable acquisition candidates or, if identified, negotiate successfully their acquisition;

•	we may encounter unforeseen expenses, difficulties, complications or delays in connection with the integration of acquired entities and the expansion of operations;

•	we may fail to achieve anticipated financial benefits from acquisitions;

•	we may encounter regulatory delays or other impediments in connection with proposed transactions;

•	our acquisition strategy may divert management’s attention from the day-to-day operation of our businesses;

•	key personnel at acquired companies may leave employment; or

•	we may be required to focus resources on integration of operations rather than more profitable areas.

In addition, we may compete for certain acquisition targets with companies having greater financial resources than us. We cannot assure you that we will be able to successfully make future acquisitions or what effects those acquisitions may have on our financial condition and results of operations.

We have in the past and may in the future “cluster” multiple radio and television stations in markets that we believe have demographic characteristics and growth potential suitable to further our business objectives. Multiple stations in the same geographic market area could make our results of operations more vulnerable to adverse local economic or demographic changes than they would otherwise be if our stations were located in geographically diverse areas.

We anticipate that we would finance potential acquisitions through cash provided by operating activities and/or borrowings, which would reduce our cash available for other purposes. We cannot assure you, however, that we would be able to obtain needed financing in the event strategic acquisition opportunities are identified. We may also consider financing acquisitions by issuing additional shares of class A common stock, which would dilute your ownership. Another potential source of financing for future acquisitions is to incur more debt, which would lead to increased leverage and debt service requirements. Inherent in any future acquisitions is the risk of transitioning company cultures and facilities which could have a material adverse effect on our financial condition and results of operations, particularly during the period immediately following any acquisitions.

Our publishing business may suffer if there is a significant increase in the cost of newsprint or a reduction in the availability of newsprint.

The basic raw material for newspapers and shoppers is newsprint. Our newsprint consumption related to our publications totaled approximately $37.5 million in 2003, which was 11.8% of our total publishing revenue. We currently purchase approximately 95% of our newsprint from two suppliers. Our inability to obtain an adequate supply of newsprint in the future or significant increases in newsprint costs could have a material adverse effect on our financial condition and results of operations.

Changes relating to information collection and use could adversely affect our ability to collect and use data, which could harm our business.

Recent public concern over methods of information gathering has led to the enactment of legislation in certain jurisdictions that restricts the collection and use of information. Our publishing business relies in part on telemarketing sales, which are affected by recent “do not call” legislation at both the federal and state levels. We also engage in email marketing in connection with our publishing and broadcasting businesses. Further legislation, industry regulations, the issuance of judicial interpretations or a change in customs relating to the collection, management, aggregation and use of consumer information could materially increase the cost of collecting that data, or limit our ability to provide that information to our customers or otherwise utilize telemarketing or email marketing, and could adversely affect our results of operations.

If we are unable to respond to changes in technology and evolving industry standards, our radio stations may not be able to effectively compete.

The broadcast media industry is subject to the emergence of new media technologies and evolving industry standards. Several new technologies are being developed which may compete with our radio stations, including:

•	audio programming by cable television systems, direct broadcast satellite systems, personal communications systems, Internet content providers and other digital audio broadcast formats;

•	satellite digital audio radio service, with sound quality comparable to that of compact discs, which has resulted in the introduction of several new satellite radio services including numerous niche formats;

•	in-band on-channel digital radio, which could improve the quality of existing AM and FM stations, including stations owned by us; and

•	expanded approval of low-power FM radio, which could result in additional FM radio broadcast outlets designed to serve small, localized areas.

These new technologies have the potential to introduce new market competitors or change the means by which radio advertisers can most efficiently and effectively reach their target audiences. We may not have the resources to acquire new technologies or to introduce new services that could compete with these new technologies.

If we are unable to respond to changes in technology and evolving industry standards, our television stations may not be able to effectively compete.

New technologies could also adversely affect our television stations. Programming alternatives such as cable, direct satellite-to-home services, pay-per-view, the Internet and home video and entertainment systems have fractionalized television viewing audiences. Over the past decade, cable television programming services have captured an increasing market share, while the aggregate viewership of the major television networks has declined. In addition, the expansion of cable television and other technological changes have increased, and may continue to increase, competitive demand for programming. Such increased demand, together with rising production costs, may in the future increase our programming costs or impair our ability to acquire programming.

In addition, video compression techniques, now in use with direct broadcast satellites and, potentially soon, for cable and wireless cable, are expected to permit greater numbers of channels to be carried within existing bandwidth. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming. This ability to reach very narrowly defined audiences may alter the competitive dynamics for advertising expenditures. We are unable to predict the effect that these technological changes will have on the television industry or the future results of our television broadcast business.

If the network programming we broadcast pursuant to network affiliation agreements does not maintain satisfactory viewership levels, our advertising revenues, financial condition and results of operations may be adversely affected.

The television viewership levels, and ultimately advertising revenue, for each station are materially dependent upon network programming, which is provided pursuant to network affiliation agreements. We cannot assure you that network programming will achieve or maintain satisfactory viewership levels. In particular, because three of our stations (including our low-power station) are parties to affiliation agreements with ABC and two with NBC, failures of ABC or NBC network programming to attract viewers or generate satisfactory ratings may have an adverse effect on our financial condition and results of operations. In addition, we cannot assure you that we will be able to renew our network affiliation agreements on as favorable terms or at all. The termination or non-renewal, or renewal on less favorable terms, of the affiliation agreements could have an adverse effect on us.

The costs of television programming may increase, which could adversely affect our results of operations.

Television programming is a significant operating cost component in our broadcasting operations. We cannot assure you that we will not be exposed in the future to increased programming costs. Should such an increase occur, it could have an adverse effect on our results of operations. In addition, television networks have been seeking arrangements from their affiliates to share the networks’ programming costs and to eliminate network compensation traditionally paid to broadcast affiliates. We cannot predict the nature or scope of any such potential compensation arrangements or the effect, if any, on our operations. Acquisitions of program rights for syndicated programming are usually made two or three years in advance and may require multi-year commitments, making it difficult to predict accurately how a program will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs that increase station operating costs and decrease station earnings.

If our key on-air talent does not remain with us or loses popularity, our advertising revenue and results of operations may be adversely affected.

We employ or independently contract with a number of on-air personalities and hosts of television and radio programs whose ratings success depends in part on audience loyalty in their respective markets. Although we have entered into long-term agreements with some of our key on-air talent and program hosts to protect our interests in those relationships, we cannot assure you that all or any of these key employees will remain with us over the long term. Furthermore, the popularity and audience loyalty of our key on-air talent and program hosts is highly sensitive to rapidly changing public tastes. A loss of such popularity or audience loyalty could reduce ratings and may impact our ability to generate advertising revenue.

In addition, our key local management employees are extremely important to our business since we believe that our growth and future success depends on retaining local management with knowledge of the community, its audience and its advertisers. Our inability to attract or retain these skilled personnel could have a material adverse impact on our financial condition and results of operations.

Changes in the professional sports industry could result in decreased ratings for our Milwaukee radio station and adversely affect our results of operations and financial condition.

Our Milwaukee radio station, WTMJ-AM, currently maintains exclusive radio broadcast rights for the Green Bay Packers, Milwaukee Bucks and Milwaukee Brewers, and arranges a statewide radio network for these organizations. Our advertising revenue could be adversely affected by changes in the professional sports industry, such as a relocation of one of the local professional sports teams from the Wisconsin market or the potential loss of exclusivity due to league or team initiatives such as pay-per-listen, satellite radio or Internet broadcast of games. In addition, we could lose our exclusive broadcast rights during periodic bidding, or suffer damage to the marketplace value of sports advertising due to factors such as a players’ strike, negative publicity or downturn in on-field performance of a team.

If cable systems do not carry our new digital channels, our revenue and results of operations may be adversely affected.

Since our television stations are highly dependent on carriage by cable systems in many of the areas they service, any rules of the FCC that impose no or limited obligations on cable systems to carry digital television signals in their local markets could result in some of our television stations not being carried on cable systems, which could adversely affect our revenue and results of operations.

If we cannot renew our FCC broadcast licenses, our business will be impaired.

Our business depends upon maintaining our broadcast licenses, which are issued by the FCC. Our broadcast licenses will expire between 2004 and 2006 and are renewable. Interested parties may challenge a renewal application. The FCC has the authority to revoke licenses, not renew them, or renew them only with significant qualifications, including renewals for less than a full term. We cannot assure you that our future renewal applications will be approved, or that the renewals will not include conditions or qualifications that could adversely affect our operations. If we fail to renew any of our licenses, or renew them with substantial conditions or modifications (including renewing one or more of our licenses for a term of fewer than eight years), it could prevent us from operating the affected station and generating revenue from it.

The FCC may impose sanctions or penalties for violations of rules or regulations.

If we or any of our officers, directors or significant shareholders materially violate the FCC’s rules and regulations or are convicted of a felony or are found to have engaged in unlawful anticompetitive conduct or fraud upon another government agency, the FCC may, in response to a petition by a third party or on its own initiative, in its discretion, commence a proceeding to impose sanctions upon us which could involve the imposition of monetary penalties, the denial of a license renewal application, revocation of our broadcast licenses or sanctions. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the broadcast station only after we had exhausted all administrative and judicial review without success. In addition, the FCC has recently emphasized more vigorous enforcement of indecency standards, which could result in increased costs associated with FCC fines and implementation and adoption of more strict indecency standards at our broadcast facilities.

We could experience delays in expanding our business due to antitrust laws.

The Federal Trade Commission, the United States Department of Justice and the FCC carefully review our proposed business acquisitions and dispositions under their respective regulatory authority, focusing on the effects on competition, the number of stations owned in a market and the effects on concentration of market revenue share. Recently, the Department of Justice has challenged a number of radio broadcasting transactions. Some of these challenges ultimately resulted in consent decrees requiring, among other things, divestitures of certain stations. In general, the Department of Justice has more closely scrutinized radio broadcasting acquisitions that result in local market shares in excess of 40% of radio advertising revenue. Any delay, prohibition or modification required by regulatory authorities could adversely affect the terms of a proposed transaction or could require us to modify or abandon an otherwise attractive opportunity. The filing of petitions or complaints against us or any FCC licensee from which we acquire a station could result in the FCC delaying the grant of, or refusing to grant or imposing conditions on its consent to the assignment or transfer of control of licenses.

Regulatory changes may result in increased competition in our radio and television broadcasting business.

The radio and television broadcasting industry is subject to extensive and changing federal regulation. Among other things, the Communications Act of 1934, as amended, and FCC rules and policies limit the number of broadcasting properties in which any person or entity may have an attributable interest in any market and require FCC approval for transfers of control and assignments of licenses. These restrictions include a national limit on broadcast television stations to an aggregate audience reach of 35% of all households. While the new rules adopted by the FCC on June 2, 2003 had provided for increasing the cap on aggregate audience reach to 45% of all households, the 2004 Consolidated Appropriations Act, which was signed by the President in January 2004, includes a provision instructing the FCC to set the cap at 39%. Media ownership restrictions also include a variety of local limits on ownership, such as a limit of one television station in medium and smaller markets and two stations in larger markets as long as one station is not a top-four rated station (known as the duopoly rule), prohibitions on ownership of a daily newspaper and broadcast station in the same market and limits of four to eight radio stations and one television station in the same market. If the FCC’s new rules become effective, a party will be permitted to own up to three television stations in the very largest markets, up to two television stations in medium markets and one television station in smaller markets. The FCC’s new rules also would relax restrictions on common ownership of broadcast stations and newspapers within the same area. The new FCC media ownership rules were to have become effective on September 4, 2003. However, the U.S. Court of Appeals for the Third Circuit, which was selected by lottery to hear the appeals of the new rules, issued a stay of the new rules on September 3, 2003. Oral argument on the appeals was heard by the Third Circuit on February 11, 2004, but to date, no decision has been issued. The former rules will remain in effect until the appeals are resolved or the stay is lifted.

The increase in the national television viewership cap may give television operators that are currently at or near the 35% limit on national audience reach the ability to acquire additional stations, which may give them a competitive advantage over us, since they have much greater financial and other resources than we have. In addition, the networks’ ability to acquire additional stations could give them “leverage” over their affiliates on issues such as compensation and program clearance, in part because of the risk that a network facing an uncooperative affiliate could acquire a station in the market and terminate its agreement with that affiliate. The relaxation of the national and local media ownership restrictions may cause us to face increasing competition with larger and more diversified entities for circulation and advertising revenue.

Risks Relating to Our Telecommunications Business

Telecommunications technology changes very rapidly, which could result in price declines or render our telecommunications technology obsolete.

We expect that new telecommunications products and technologies will emerge and that existing products and technologies, including high speed data transmission, voice transmission over the Internet and wireless technologies, will further develop. These new products and technologies may reduce the prices for our telecommunications services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. As a result, our most significant competitors in the future may be new entrants to our markets which would not be burdened by an installed base of older equipment. It may be very expensive for us to upgrade our products and technology in order to continue to compete effectively. The future success of our telecommunications business depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes.

Advances in transmission equipment used with fiber optic technology have resulted in significant price declines. Recent changes in technology have continued to lower the cost of providing services. If there is less demand than we project or a bigger drop in prices than we project, it could adversely affect our operating margins and, accordingly, our results of operations. We cannot be certain, even if our projections with respect to those factors are realized, that we will be able to implement our strategy or that our strategy will be successful in the rapidly evolving telecommunications market.

Continued overcapacity and intense competition may necessitate further price decreases or lead to service disconnections which would have an adverse effect on our results of operations.

While many competitors in the telecommunications industry have been acquired or ceased operations within the past two fiscal years, our telecommunications business continues to compete with multiple large national carriers, regional carriers and local exchange carriers. Many of these competitors have built large fiber optic networks that remain underutilized, resulting in excess capacity that places downward pressure on the prices we and others are able to charge for our telecommunications services. Continued excess capacity and price competition could further decrease the prices we are able to charge our customers, which could have an adverse effect on our results of operations. In addition, due to the turmoil in the telecommunications industry, we have experienced a significant increase in customers disconnecting or terminating service that may continue in the future and could be significant. While we are not always able to determine the specific reason a customer may disconnect service, we believe this is primarily the result of financially weaker customers going out of business, along with current customers eliminating excess network capacity and thus minimizing their costs. We believe the trend of customers focusing on reducing their network costs will continue, primarily due to consolidating traffic on least cost routes and economic and other changes occurring within our customers’ “end-user” customer base, which could have an adverse effect on our results of operations.

The expenditures necessary to sufficiently develop our telecommunications network to reach customers within the local exchange network and develop our telecommunications services in order to satisfy our customers’ demands may surpass our available cash, and we may be unable to obtain additional capital to develop our services on a timely basis and on acceptable terms.

Although we have expended significant resources in building our telecommunications network and the developing telecommunications customer base, we may require significant additional cash to develop local access capacity and the range of services we can offer throughout our service area in order to remain competitive in our market. We may have to expand or adapt our telecommunications network components to respond to the following:

•	a need for new product offerings, specifically local access capacity;

•	an increasing number of customers;

•	demand for greater transmission capacity;

•	changes in our customers’ service requirements; and

•	technological advances.

These expenditures for expansion and for more services, together with associated operating expenses, may reduce our cash flow and profitability. We cannot guarantee that additional financing will be available to us or, if available, that we can obtain it on a timely basis and on acceptable terms.

Service interruptions on the network could cause immediate loss of revenue, payment of outage credits to our customers and the loss of our customers’ confidence and our business reputation.

Our success in marketing our telecommunications services to our customers requires that we provide high reliability, high bandwidth and a secure network. Our network and the infrastructure upon which it depends requires the coordination and integration of sophisticated and highly specialized hardware and software technologies and equipment, and are subject to physical damage, power loss, capacity limitations, software defects, breaches of security and other disruptions beyond our control that may cause interruptions in service or reduced capacity for customers. While we have built-in system redundancies to reduce these risks, a prolonged network failure could jeopardize our ability to continue operations. Our agreements with our customers typically provide for the payment of outage related credits (a predetermined reduction or offset against our lease rate when a customer’s leased facility is non-operational or otherwise does not meet certain operating parameters). In the case of a large-scale disruption of our network or the support infrastructure, these credits could be substantial and could significantly decrease our net revenue. In addition, should a significant service interruption occur, our ongoing customers may choose a different provider and our reputation may be damaged, reducing our attractiveness to new customers.

To the extent that any disruption or security breach results in a loss or damage to our customers’ data or applications, or inappropriate disclosure of confidential information, we may incur liability and suffer from adverse publicity. We may also incur additional costs to remedy the damage caused by these disruptions or security breaches.

Our network utilization is dependent on maintaining our rights-of-way and indefeasible rights of use.

The construction and operation of significant portions of our fiber optic network depend upon rights-of-way from railroads, utilities, governmental authorities and third-party landlords, and we also have obtained indefeasible rights of use (called “IRUs”) from other telecommunications providers that are critical to our ability to operate our fiber optic network. Our rights-of-way and IRUs are generally subject to expiration at some future date. We cannot guarantee that we will be able to maintain all of our existing rights-of-way and IRUs, and the loss of a substantial number of existing rights-of-way or IRUs or our inability to renew existing agreements would have a material adverse impact on our business, financial condition and results of operations.

While IRUs are commonly used in the telecommunications industry, they remain a relatively new concept in property law. Although they give the holder a number of rights to control the relevant rights-of-way or fiber optic filaments, legal title remains with the grantor of the rights. Therefore, the legal status of IRUs remains uncertain, and our IRUs might be voidable in the event of bankruptcy of the grantor. If we were to lose an IRU in a key portion of our network, our ability to service our customers could become seriously impaired and we could be required to incur significant expense to resume the operation of our fiber optic network in the affected areas.

We need to obtain additional capacity for the network from other providers in order to serve our customers and keep our costs down.

We lease telecommunications capacity and obtain rights to use dark fiber from both long distance and local telecommunications carriers in order to extend the scope of our network. Any failure by these companies to provide service to us would adversely affect our ability to serve our customers or increase our costs of doing so. Costs of obtaining local services from other carriers comprise a significant proportion of the operating expenses of long distance carriers, including our telecommunications business.

We could be harmed by the recent adverse developments affecting other telecommunications companies.

MCI and Global Crossing together accounted for 18.0% and 20.1% of our telecommunications revenue in 2003 and 2002, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and emerged in December 2003. We continue to provide services to Global Crossing and receive advance or timely payment for those services; however, under our current arrangement, Global Crossing may terminate circuits not under contract upon 30 days’ notice. Currently, a majority of the circuits are not under contract. We are currently negotiating a renewal service contract with Global Crossing and expect to complete negotiations in 2004. The new contract with Global Crossing will likely result in price reductions and the elimination of certain existing services. MCI filed for Chapter 11 bankruptcy protection in July 2002 and emerged in April 2004. We continue to provide services to MCI and receive advance or timely payment for those services. We are in the process of negotiating contract extensions with MCI for our current contracts and we believe they will remain a significant customer. These new contracts will likely result in a re-pricing of services and could result in providing them additional capacity. We expect these contract changes to result in a significant decrease in our telecommunications operating earnings. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations. In addition, continued weakness in the telecommunications industry could have future adverse effects on us, including reducing our ability to collect receivables and to access the capital markets on favorable terms.

Federal regulation of the telecommunications industry is changing rapidly and we could become subject to unfavorable new rules and requirements which could impose substantial financial and administrative burdens on us and interfere with our ability to successfully execute our business strategies.

Regulation of the telecommunications industry is changing rapidly. Since our relationships with the telecommunications companies with whom we deal are all affected by our respective positions in the federal, state and local regulatory scheme, existing and future federal, state, and local governmental regulations will influence our viability. Consequently, undesirable regulatory changes could adversely affect our business, financial condition and results of operations. For example, SBC Communications Inc. (“SBC”) has been granted the right to expand service offerings to include long distance services in its operating region (Section 271 Authority) that includes much of Norlight’s current operating footprint. Increased competition by SBC resulting from this expanded authority may adversely affect our revenue. In addition, in 2003, the FCC completed its second Triennial Review of the Telecommunications Act of 1996, which established procedures and rules governing availability and pricing of ILEC services and facilities, has been overturned in part by a reviewing court, creating uncertainty in the field. A number of changes affecting the availability and pricing of ILEC facilities and services may adversely affect our results of operations. The FCC may also increase regulation over our Internet access services and subject our business to increased assessments to support universal service.

The role of the states in regulation of companies providing telecommunications services is increasing, although the rules continue to vary substantially from state to state, and we may become increasingly subject to burdensome and restrictive state regulations.

The FCC’s 2003 Triennial Review Order expanded the role of the states in the determination of service availability, pricing and other factors having an impact on competition at the state level. Heightened legislative activity, state public utility commission involvement and judicial appeals are anticipated, requiring continued vigilance and the commitment of resources. Depending on factors unique to the local marketplace, the rules can and will vary substantially from state to state. Moreover, if we expand our fiber optic network into a broader geographic area, we may be subject to additional state regulations. The costs of maintaining compliance with and abiding by state regulatory obligations could have a material adverse effect on our results of operations.

Municipal regulation of our access to public rights-of-way is subject to change and could impose administrative burdens that would adversely affect our business.

Local governments affect the timing and costs associated with our use of public rights-of-way because they typically retain the ability to license public rights-of-way, subject to the federal requirement that local governments may not prohibit the provision of telecommunications services. Change in local government regulation could impose additional costs on our business and limit our operations.

Risks Relating to Our Printing Services Business and Other Segment

We are dependent on a few large customers, and the loss of one of those customers could have a material adverse impact on our results of operations.

Our printing services and label printing businesses currently generate a significant percentage of their operating revenue from a few large customers. In 2003, Dell Computer Corporation accounted for 29.1% of our printing services revenue and SAB/Miller Brewing Company accounted for 45.3% of our label printing business’ revenue. As a result, the loss of either of these customers could have a material adverse affect on our business. We cannot guarantee that our current customers will continue to do business with us after the expiration of their existing commitments. Many of our customer contracts with our printing services customers are extendable for one-year terms, and the majority of the remaining printing services customer contracts are terminable at the will of the parties.

Postal rate increases and disruptions in postal services could lead to reduced volume of business.

Our printing services business, as well as our direct marketing business, have been negatively impacted from time to time during the past years by postal rate increases. In 2002, first class rates and standard class rates were increased. Rate increases may result in customers mailing fewer and lighter pieces. Additionally, the amount of mailings could be reduced in response to disruptions in and concerns over the security of the U.S. mail system. These sorts of responses by customers could negatively impact us by decreasing the amount of printing and direct marketing services or other services that our customers purchase from us, which could result in decreased revenue.

Shifts in trends in the computer hardware and software markets could have a material adverse impact on our printing services business.

Our printing services business currently relies in significant part on revenue from computer hardware and software manufacturers. The computer hardware and software markets are often volatile and subject to changes depending upon, among other things, technological improvements and consumer preferences. Trends in these markets towards printing user manuals containing fewer pages, or making those manuals accessible on-line, could have an adverse impact on our printing services business. In addition, as the rate of technological improvement slows and the sales of computer hardware and software lag, the pace of introduction of new products by hardware and software manufacturers slows as well. As a result, computer hardware and software manufacturers are placing an increasing emphasis on the price of printing services in addition to the quality of customer service. We may not be able to provide our customers with printing services at lower cost than some of our larger, national competitors.

Revenue from our direct marketing business may decline if our data products do not maintain technological competitiveness.

Our direct marketing service business is affected by the complexity and uncertainty of new technologies. If we are not able to maintain technological competitiveness in our data products, processing functionality or software systems and services, we may not be able to provide effective or efficient service to our customers, and our revenue may decline.

Other Business Risks

We depend on key personnel, and we may not be able to operate and grow our business effectively if we lose the services of any of our senior executive officers or are unable to attract qualified personnel in the future.

We are dependent upon the efforts of our senior executive officers. The success of our business is heavily dependent on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and we may not be able to retain our personnel. We have not entered into employment agreements with our key personnel, and these individuals may not continue in their present capacity with us for any particular period of time. We do not have key man insurance for any of our executive officers or key personnel. The loss of any senior executive officer could require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Our inability to find a replacement for any departing executive officer on a timely basis could adversely affect our ability to operate and grow our business.

Our business may be negatively affected by work stoppages, slowdowns or strikes by our employees.

Currently, there are 13 bargaining units representing approximately 900 (or approximately 16%) of our total number of employees. We have entered into various collective bargaining agreements with these bargaining units. All of these agreements will expire within the next two years. We cannot assure you as to the results of negotiations of future collective bargaining agreements, whether future collective bargaining agreements will be negotiated without interruptions in our businesses, or the possible impact of future collective bargaining agreements on our financial condition and results of operations. We also cannot assure you that strikes will not occur in the future in connection with labor negotiations or otherwise. Any prolonged strike or work stoppage could have a material adverse effect on our financial condition and results of operations.

Risks Relating to This Offering

There may be future sales of a substantial amount of class A shares upon conversion of class B shares, including sales by shareholders who own a large amount of class B shares, that may depress the price of class A common stock.

Substantial numbers of our shares are held by employees, former employees and the Grant family shareholders. While nearly 20 million class B shares were tendered in the tender offer we completed in November 2003, these holders have not had access to a public market in which to sell their shares. We cannot assure you that these shareholders will not take advantage of a public market to sell significant amounts of their stock. Substantial sales could adversely affect the market value of the class A common stock.

Once the applicable restrictions on conversion of our class B common stock expire, those shares will be eligible to be converted into class A shares and sold in the public market (subject to certain prior purchase options under our articles of incorporation). All of the shares of class B-1 common stock (except for shares held by the Grant family, which are subject to longer lock-up restrictions) will become convertible on September 17, 2004, and all of the shares of class B-2 common stock (except for shares held by the Grant family, which are subject to longer lock-up restrictions) will become convertible on March 16, 2005. If our existing shareholders sell substantial amounts of our common stock in the public market following the end of the applicable restriction period, or do not participate in the proposed tender offer, the market price of our class A common stock could decline. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We are party to an agreement with the Grant family shareholders that allows them to exercise unlimited piggyback registration rights with respect to their shares of our class A common stock (including shares of class A common stock received upon conversion of class B common stock after expiration of the restricted periods, and shares of class A common stock received upon conversion of class C common stock at any time). The Grant family shareholders also have unlimited demand registration rights with respect to their shares of our class A common stock (including shares of class A common stock received upon conversion of class B common stock after expiration of the restricted periods, and shares of class A common stock received upon conversion of class C common stock at any time) beginning September 12, 2005, although we would not be required to register any shares pursuant to a demand registration if the number of shares to be registered are less than 900,000.

The price of our class A common stock may fluctuate substantially, which could negatively affect our shareholders.

The market for our class A common stock has, from time to time, experienced price and volume fluctuations. The price at which our class A common stock trades depends upon a number of factors (some of which are beyond our control) including, but not limited to:

•	changes in earnings estimates by financial analysts;

•	our failure to meet financial analysts’ performance expectations;

•	changes in market valuations of other diversified media companies or other companies in our industries;

•	the expiration of the applicable public sale restriction periods to which the class B-1 and or class B-2 shares are subject, which could result in additional shares being sold in the market; and

•	general market and economic conditions.

Our stock price may fluctuate substantially due to the relatively small percentage of our stock available publicly, fluctuations in the price of the stock of companies in our industries and general volatility in the stock market. Fluctuations such as these may negatively affect the market price of our class A common stock. In addition, the risks described elsewhere in this Risk Factors section could materially and adversely affect our stock price.

Class A shareholders are not able to control any of our management policies or business decisions because they have substantially less voting power than holders of class B common stock.

Our common stock is divided into shares of class A, class B and class C common stock. The holders of class B common stock have 10 votes per share on all matters, holders of class A common stock have one vote per share, and holders of class C common stock have two votes per share. Upon completion of this offering and without giving effect to the proposed tender offer, class B common stock will constitute approximately 94% of our total voting power. As a result, holders of class B shares are generally able to exercise a controlling influence over our business and have the power to elect our directors.

Our articles of incorporation and bylaw provisions, and several other factors, could limit another party’s ability to acquire us without approval by our board of directors, which may deprive you of the opportunity to obtain a takeover premium for your shares.

A number of provisions that are in our articles of incorporation and bylaws make it difficult for another company to acquire us and for you to receive any related takeover premium for your shares. For example, our articles of incorporation provide for a classified board of directors and authorize the issuance of preferred stock without shareholder approval and upon such terms as our board of directors may determine. Additionally, our articles provide that a two-thirds vote of our common stock is required to undertake certain change of control transactions, a sale of our Journal Sentinel subsidiary, or a relocation of our corporate headquarters outside of Milwaukee, Wisconsin. These provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or making a proposal to acquire, a majority of our outstanding stock and could adversely affect the prevailing market price of the class A common stock. The rights of the holders of class A common stock are subject to, and may be adversely affected by, the rights of holders of preferred stock that may be issued in the future.

In addition, our capital structure may deter a potential change in control because our voting power is concentrated in our class B common stock. These shares generally cannot be transferred except to certain persons. Any attempted transfer of class B shares in violation of our articles of incorporation will be void. These restrictions on transfer of our class B common stock have the effect of preventing potential acquirors from obtaining voting control in a transaction not approved by our board of directors, and therefore may be a deterrent to a potential acquisition transaction.

FORWARD-LOOKING STATEMENTS

We make certain statements in this prospectus that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in that Act, and we are including this statement for purposes of those safe harbor provisions. These forward-looking statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” and “Business,” and generally include all statements other than statements of historical fact, including statements regarding our future financial position, business strategy, budgets, projected revenues and expenses, expected regulatory actions and plans and objectives of management for future operations. We use words such as “may,” “will,” “intend,” “anticipate,” “believe,” or “should” and similar expressions in this prospectus to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors could cause actual results to differ materially from those expressed or implied by those forward-looking statements. Among such risks, uncertainties and other factors that may impact us are those described in “Risk Factors” and the following:

•	changes in advertising demand;

•	changes in newsprint prices and other costs of materials;

•	changes in federal or state laws and regulations or their interpretations (including changes in regulations governing the number and types of broadcast and cable system properties, newspapers and licenses that a person may control in a given market or in total);

•	changes in legislation or customs relating to the collection, management and aggregation and use of consumer information through telemarketing and electronic communication efforts;

•	the availability of quality broadcast programming at competitive prices;

•	changes in network affiliation agreements;

•	quality and rating of network over-the-air broadcast programs available to our customers;

•	effects of the loss of commercial inventory resulting from uninterrupted television news coverage and potential advertising cancellations due to war or terrorist acts;

•	effects of the rapidly changing nature of the publishing, broadcasting, telecommunications, and printing industries, including general business issues, competitive issues and the introduction of new technologies;

•	effects of bankruptcies and government investigations on customers for our telecommunications wholesale services;

•	the ability of regional telecommunications companies to expand service offerings to include intra-exchange services;

•	changes in interest rates;

•	the outcome of pending or future litigation;

•	energy costs;

•	the availability and effect of acquisitions, investments, and dispositions on our results of operations or financial condition; and

•	changes in general economic conditions.

We caution you not to place undue reliance on these forward-looking statements, which we have made as of the date of this prospectus.

USE OF PROCEEDS

We will receive net proceeds from the sale of 6,000,000 shares of class A common stock of approximately $103.4 million after deducting the underwriting discounts and estimated offering expenses.

We intend to use our net proceeds from this offering (i) to repay $56.3 million in outstanding indebtedness under our $350 million unsecured revolving credit facility expiring on September 4, 2008, bearing interest at a weighted average interest rate of 2.01% as of March 28, 2004; (ii) to fund the Green Bay television acquisition at a purchase price of approximately $43.3 million; and (iii) for general corporate purposes, including potential future acquisitions. In addition, we will use additional borrowings under our $350 million debt facility and/or a portion of the net proceeds to fund the tender offer as described under “The Tender Offer.” The indebtedness under our $350 million unsecured revolving credit facility that we intend to repay with a portion of the net proceeds from this offering was incurred to fund our tender offer that expired on November 3, 2003 pursuant to which we purchased and immediately retired 19,999,752 class B shares.

PRICE RANGE OF COMMON STOCK AND RELATED SHAREHOLDER MATTERS

We are authorized to issue 170 million shares of class A common stock; 60 million shares of class B-1 common stock; 60 million shares of class B-2 common stock; 10 million shares of class C common stock; and 10 million shares of preferred stock. After the expiration of the public sale restriction periods for our class B-1 and B-2 common stock, our articles of incorporation will be amended to combine the classes of class B common stock into one class and 120 million shares of class B common stock will be authorized.

Class A shares have been listed for trading on the New York Stock Exchange under the symbol “JRN” since September 24, 2003. Class A shareholders are entitled to one vote per share.

Class B shares are primarily held by our current and former employees and are entitled to ten votes per share. Each class B share is convertible into one class A share at any time after the expiration of the applicable public sale restriction periods, but first must be offered for sale to other eligible purchasers through the offer procedures set forth in our articles of incorporation. As of May 19, 2004, there are 4,338,352 class B-1 shares and 4,338,353 class B-2 shares held by Old Journal (which are accounted for as treasury shares and which, pursuant to applicable state law, are not entitled to vote). There is no public trading market for the class B shares, although shares can be offered for sale to eligible purchasers under our articles of incorporation.

Class C shares are held by the Grant family shareholders and are entitled to two votes per share. These shares are convertible into either (i) 1.363970 shares of class A common stock or (ii) a combination of 0.248243 shares of class A common stock and 1.115727 shares of class B common stock at any time at the option of the holder. There is no public trading market for the class C shares.

The closing price of the class A shares on the New York Stock Exchange on June 9, 2004 was $18.54. As of June 8, 2004, there were 3,171 record holders of class B common stock, 65 record holders of class A common stock and four record holders of class C common stock. We have no outstanding shares of preferred stock.

The following sets forth the high and low sales prices of our class A common shares as reported on the New York Stock Exchange for the periods indicated:

2004	High	Low
Second Quarter (through June 9, 2004)	$20.00	$17.29
First Quarter (ended March 31, 2004)	$20.35	$17.11

2003	High	Low
Fourth Quarter (ended December 31, 2003)	$18.80	$16.40
Third Quarter (ended September 30, 2003)	$16.95	$16.05

DIVIDEND POLICY

The following table sets forth the per share cash dividends declared and paid on Old Journal common stock for the periods indicated:

	1998	1999	2000	2001	2002	First Quarter 2003	Second Quarter 2003	Third Quarter 2003
Common Stock(1)	$0.37	$0.38	$0.45	$0.45	$0.40	$0.10	$0.10	$0.10

(1)	Adjusted to give effect to the three-for-one share exchange ratio in the permanent capital transaction.

The following table sets forth the per share cash dividends declared and paid on New Journal common stock for the periods indicated:

	Third Quarter 2003		Fourth Quarter 2003	First Quarter 2004
Class A Common Stock	$0.00		$0.065	$0.065
Class B Common Stock	$0.20	(1)	$0.065	$0.065
Class C Common Stock	$0.00		$0.142	$0.142

(1)	A $0.20 special dividend was declared on each class B share outstanding immediately following the share exchange on September 29, 2003 as part of the permanent capital transaction. The dividend was paid in two installments, with the first installment of $0.15 per share paid in the third quarter and the second installment of $0.05 per share paid in the fourth quarter.

The declaration of future dividends is subject to the discretion of our board of directors in light of all relevant factors, including earnings, general business conditions, working capital requirements and contractual restrictions. Pursuant to our articles of incorporation, each class of common stock has equal rights with respect to cash dividends, except that dividends on class C shares are cumulative and will not be less than $0.57 per year.

The terms of our debt facility, which we describe under “Description of Indebtedness,” provide that we cannot make distributions or dividends (other than distributions or dividends payable solely in stock) if an event of default under our new debt facility then exists or would result therefrom.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 28, 2004:

•	on an actual basis, without giving effect to any adjustments resulting from this offering or the tender offer;

•	on an as adjusted basis to give effect to our sale of 6,000,000 shares of class A common stock in this offering, after deducting estimated underwriting discounts and estimated offering expenses payable by us, and the application of the net proceeds to repay $56.3 million in outstanding borrowings under our debt facility and approximately $43.3 million to fund the Green Bay television acquisition; and

•	on an as adjusted, pro forma basis to reflect the tender offer, assuming the use of $145.0 million in additional borrowings under our debt facility to fund the tender offer at an assumed price per share of $18.55, which would result in the purchase of up to 8,020,467 shares of class B common stock in the tender offer. We cannot assure you that the tender offer will occur or that it will occur on these assumed terms. We intend for the tender offer to expire on the same day as the closing of this offering, although we may extend the expiration of the tender offer at our discretion. The actual price at which we will purchase each such share in the tender offer will be equal to the average of the closing price of our class A common stock on the New York Stock Exchange on each of the five consecutive trading days ending with the third trading day prior to the expiration date of the tender offer, including any extension thereof, which will be $18.55 per share based on the currently scheduled expiration date of the tender offer—12:00 midnight (New York City time) on Tuesday, June 15, 2004. See “The Tender Offer” for details on the tender offer.

You should read this table together with our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	March 28, 2004
	Actual	As Adjusted	As Adjusted Pro Forma
	(in thousands, except per share data)
Cash and cash equivalents	$6,252	$10,127	$6,252

Debt:
Long-term debt	$56,300	$—	$145,005
Shareholders’ equity:
Preferred stock, par value $0.01 per share; 10,000,000 shares authorized and no shares issued	—	—	—
Class C common stock, par value $0.01 per share; 10,000,000 shares authorized and 3,264,000 shares issued(1)	33	33	33
Class B common stock, par value $0.01 per share; 120,000,000 shares authorized; 53,266,741 shares issued (actual and as adjusted); and 45,245,968 shares issued (as adjusted pro forma) (2)	619	619	539
Class A common stock, par value $0.01 per share; 170,000,000 shares authorized; 20,198,142 shares issued (actual); and 26,198,142 shares issued (as adjusted and as adjusted pro forma)	202	262	262
Additional paid-in capital	268,907	372,272	371,968
Unearned compensation	(118)	(118)	(118)
Retained earnings	313,293	313,293	164,797
Treasury stock, at cost; 8,676,705 shares	(108,715)	(108,715)	(108,715)

Total shareholders’ equity	474,221	577,646	428,766

Total capitalization	$530,521	$577,646	$573,771

(1)	The shares of class C common stock listed as outstanding are held by the Grant family shareholders and subject to an agreement with us that we describe under “Certain Relationships and Related Transactions.”
(2)	Excluding shares held by Old Journal.

SELECTED FINANCIAL DATA

The following table presents our selected consolidated historical financial data. The selected consolidated financial data for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. The selected consolidated financial data for the years ended December 31, 1999 and 2000 and as of December 31, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements, including the notes thereto, not included in this prospectus. The selected consolidated financial data for the first quarter ended March 30, 2003 and March 28, 2004 are derived from our unaudited consolidated condensed financial statements, appearing elsewhere in this prospectus, which include all adjustments, consisting of only normal adjustments that management considers necessary for the fair presentation of the consolidated financial position and results of operations for these interim periods. You should not consider results for the first quarter ended March 28, 2004 to be indicative of results for the fiscal year ending December 26, 2004. This table should be read together with our other financial information, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in all years presented.

	Year Ended December 31,					First Quarter Ended(2)
	1999(1)	2000	2001	2002	2003	March 30, 2003	March 28, 2004
	(in thousands, except per share amounts)
Statement of Earnings Data:
Operating revenue	$753,360	$819,232	$808,787	$801,376	$798,289	$189,870	$192,670
Operating costs and expenses	642,806	710,041	724,683	687,303	684,880	168,653	165,960

Operating earnings(3)	110,554	109,191	84,104	114,073	113,409	21,217	26,710
Non-operating income (expense), net	4,227	884	1,235	339	(1,467)	(453)	(545)

Earnings from continuing operations before income taxes and accounting change	114,781	110,075	85,339	114,412	111,942	20,764	26,165
Income taxes	44,537	44,162	35,860	49,418	45,149	8,306	10,466

Earnings from continuing operations before accounting change	70,244	65,913	49,479	64,994	66,793	12,458	15,699
Gain (loss) from discontinued operations, net of taxes	(795)	471	(1,722)	(565)	—	—	—
Cumulative effect of accounting change, net of taxes	—	—	—	(6,509)	—	—	—

Net earnings (3)(4)	$69,449	$66,384	$47,757	$57,920	$66,793	$12,458	$15,699

Weighted average shares outstanding—basic	82,178	81,301	84,252	79,291	78,645	77,747	73,457

Basic Earnings Per Share Amounts(5)
Continuing operations before accounting change	$0.85	$0.81	$0.59	$0.82	$0.84	$0.16	$0.21
Discontinued operations, net of taxes	(0.01)	0.01	(0.02)	(0.01)	—	—	—
Cumulative effect of accounting change, net of taxes	—	—	—	(0.08)	—	—	—

Net earnings (3)(4)	$0.84	$0.82	$0.57	$0.73	$0.84	$0.16	$0.21

Weighted average shares outstanding—diluted	82,178	81,301	84,252	79,291	83,097	77,747	77,909

Diluted Earnings Per Share Amounts(5)
Continuing operations before accounting change	$0.85	$0.81	$0.59	$0.82	$0.80	$0.16	$0.20
Discontinued operations, net of taxes	(0.01)	0.01	(0.02)	(0.01)	—	—	—
Cumulative effect of accounting change, net of taxes	—	—	—	(0.08)	—	—	—

Net earnings (3)(4)	$0.84	$0.82	$0.57	$0.73	$0.80	$0.16	$0.20

	Year Ended December 31,					First Quarter Ended(2)
	1999(1)	2000	2001	2002	2003	March 30, 2003	March 28, 2004
	(in thousands, except per share amounts)
Cash dividends
Common	$0.38	$0.45	$0.45	$0.40	$0.500	$0.10	—
Class C	—	—	—	—	$0.142	—	$0.142
Class B	—	—	—	—	$0.065	—	$0.065
Class A	—	—	—	—	$0.065	—	$0.065
Segment Data
Operating revenue:
Publishing	$347,137	$345,321	$320,615	$311,138	$316,976	$74,555	$76,671
Broadcasting	130,857	149,886	134,801	152,749	150,744	32,251	34,635
Telecommunications	101,428	126,586	151,992	148,674	149,538	36,658	35,557
Printing services	91,663	107,334	114,612	97,841	85,958	22,707	21,764
Other	82,275	90,105	86,767	90,974	95,073	23,699	24,043

Total operating revenue	$753,360	$819,232	$808,787	$801,376	$798,289	$189,870	$192,670

Operating earnings (loss):(3)
Publishing	$48,670	$39,265	$24,898	$30,315	$33,199	$4,077	$9,017
Broadcasting	27,817	30,435	15,453	33,384	29,879	3,824	6,504
Telecommunications	32,474	40,114	48,007	40,956	38,858	10,014	8,730
Printing services	2,621	3,336	(756)	2,131	3,760	1,191	914
Other	(1,028)	(3,959)	(3,498)	7,287	7,713	2,111	1,545

Total operating earnings	$110,554	$109,191	$84,104	$114,073	$113,409	$21,217	$26,710

Other Financial Data:
Depreciation (4)	$36,657	$38,710	$40,882	$44,726	$46,381	$11,323	$11,089
Amortization (4)	$8,940	$11,408	$10,814	$1,909	$2,241	$428	$491
EBITDA (4)	$156,151	$159,309	$135,800	$160,708	$162,031	$32,968	$38,290
Capital expenditures	$68,529	$96,758	$90,172	$53,169	$39,685	$16,784	$5,507
Cash dividends	$31,286	$36,765	$37,866	$31,597	$44,080	$7,775	$5,239

Cash Flow Data:
Net cash provided by (used for):
Operating activities	$117,481	$133,123	$118,411	$86,060	$128,675	$37,579	$36,312
Investing activities	$(199,893)	$(94,030)	$(108,144)	$(51,409)	$(40,366)	$(16,755)	$(5,565)
Financing activities	$(38,798)	$(33,035)	$(11,918)	$(31,714)	$(88,320)	$(24,615)	$(32,939)

	As of December 31,					First Quarter Ended(2)
	1999(1)	2000	2001	2002	2003	March 30, 2003	March 28, 2004
	(in thousands, except per share amounts)
Balance Sheet Data:
Property and equipment, net	$214,615	$271,293	$320,436	$324,405	$314,595	$329,771	$308,950
Intangible assets, net	$258,876	$253,239	$261,346	$249,605	$253,731	$249,177	$253,240
Total assets	$638,506	$687,035	$730,778	$744,967	$747,175	$741,824	$734,494
Total debt	$12,115	—	$4,420	$90,775	$84,000	$73,935	$56,300
Shareholders’ equity	$465,697	$508,519	$532,880	$476,544	$463,750	$481,229	$474,221

(1)	Includes Wichita, Kansas radio stations KFDI-AM (renamed KFTI-AM), KFDI-FM and KICT-FM; Arkansas City, Kansas radio station KYQQ-FM; Augusta, Kansas radio station KLLS-FM (renamed KFXJ-FM); Springfield, Missouri radio stations KTTS-FM and KTTS-AM (renamed KTTF-AM, KSGF-AM); Sparta, Missouri radio station KLTQ-FM (renamed KMXH-FM, KSPW-FM); Tulsa, Oklahoma radio stations KVOO-FM and KVOO-AM (renamed KFAQ-AM); Henryetta, Oklahoma radio station KCKI-FM (renamed KXBL-FM); and Omaha, Nebraska radio stations WOW-FM (renamed KMXM-FM, KQCH-FM) and WOW-AM (renamed KOMJ-AM) from June 14; and Palm Springs, California television station KMIR-TV from August 1.
(2)

Prior to fiscal 2004, we divided our calendar year into 13 four-week accounting periods (except that the first and thirteenth periods were longer or shorter to the extent necessary to make each accounting year end on December 31), and we followed a practice of reporting our quarterly information at the end of the third accounting period (our first quarter), at the end of the sixth accounting period (our second quarter), and at the end of the tenth accounting period (our third quarter). Beginning with fiscal 2004, we maintain a 52-53 week fiscal year ending on the last Sunday in December of each year, with four quarterly reporting periods, each consisting of thirteen weeks and ending on a Sunday. The prior year quarter has been reallocated to reflect this accounting calendar change.

(3)	Effective January 1, 2002, we adopted Statement No. 142, “Goodwill and Other Intangible Assets.” Under Statement No. 142, goodwill and broadcast licenses are no longer amortized but are reviewed for impairment and written down and charged to net earnings when their carrying amounts exceed their estimated fair values. Adjusted net earnings and earnings per share are presented below, assuming this accounting change is applied retroactively as of January 1, 1999. The adjustment represents amortization expense for goodwill and broadcast licenses in 1999 through 2001.

	Year Ended December 31,					First Quarter Ended
	1999(1)	2000	2001	2002	2003	March 30, 2003	March 28, 2004
	(in thousands, except per share amounts)
Net earnings	$69,449	$66,384	$47,757	$57,920	$66,793	$12,458	$15,699
Adjustment	3,885	5,447	5,454	—	—	—	—

Adjusted net earnings	$73,334	$71,831	$53,211	$57,920	$66,793	$12,458	$15,699

Adjusted basic earnings per share(5)	$0.89	$0.88	$0.63	$0.73	$0.84	$0.16	$0.21

Adjusted diluted earnings per share(5)	$0.89	$0.88	$0.63	$0.73	$0.80	$0.16	$0.20

(4)	We define EBITDA as net earnings plus provision for income taxes, total other income and expense, gain/loss from discontinued operations, net, cumulative effect of accounting change, net, depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors’ ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA as one of the measures of our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

The following table presents a reconciliation of our consolidated net earnings to consolidated EBITDA:

	Year Ended December 31,					First Quarter Ended
	1999	2000	2001	2002	2003	March 30, 2003	March 28, 2004
	(in thousands)
Net earnings	$69,449	$66,384	$47,757	$57,920	$66,793	$12,458	$15,699
Provision for income taxes	44,537	44,162	35,860	49,418	45,149	8,306	10,466
Total other (income) and expense	(4,227)	(884)	(1,235)	(339)	1,467	453	545
(Gain) loss from discontinued operations, net	795	(471)	1,722	565	—	—	—
Cumulative effect of accounting change, net	—	—	—	6,509	—	—	—
Depreciation	36,657	38,710	40,882	44,726	46,381	11,323	11,089
Amortization	8,940	11,408	10,814	1,909	2,241	428	491

EBITDA	$156,151	$159,309	$135,800	$160,708	$162,031	$32,968	$38,290

(5)	Gives effect to the three-for-one share exchange ratio in the permanent capital transaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our unaudited consolidated condensed financial statements for the first quarter ended March 30, 2003 and March 28, 2004, including the notes thereto, appearing elsewhere in this prospectus, and our audited consolidated financial statements for the three years ended December 31, 2003, including the notes thereto, appearing elsewhere in this prospectus.

Overview

Our business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. Our reportable business segments are: (i) publishing; (ii) broadcasting; (iii) telecommunications; (iv) printing services; and (v) other. Our publishing segment consists of a daily newspaper, the Milwaukee Journal Sentinel, and more than 90 community newspapers and shoppers. Our broadcasting segment consists of 38 radio stations and six television stations in 11 states. Our telecommunications segment consists of wholesale and business-to-business telecommunications services provided through a high speed fiber optic telecommunications network that covers more than 4,400 route miles in seven states, of which we operate about 3,800 route miles. Our printing services segment reflects the operations of our printing and assembly and fulfillment business. Our other segment consists of a label printing business and a direct marketing services business. Also included in other are corporate expenses and eliminations.

One of our most significant achievements in 2003 was our public equity offering, which led to the listing of our new class A shares on the New York Stock Exchange in late September. We believe this strategic action, after 121 years of private ownership, strengthens our capital structure and allows for greater financial flexibility to enhance our businesses, while also enabling us to continue to benefit from the strengths of significant ownership by our employees.

In 2003, despite a tough operating environment at each of our businesses, net earnings grew 15.3% to $66.8 million from $57.9 million the prior year. We experienced particularly strong sequential improvement in the second half of 2003, fueled by productivity benefits associated with our new production facility, cost reductions and increasing revenue at our advertising-based businesses. As a result, we recorded $41.6 million of consolidated net earnings during the second half of 2003, up from $25.2 million in the first half of 2003 and $33.9 million recorded in the second half of the prior year. Cost reduction programs implemented in the past 18 months contributed to improved margins in 2003 and position us for further margin expansion in 2004 should the economy improve and revenues strengthen.

We believe our balance sheet is very strong, with only $84.0 million of debt and significant shareholders’ equity. We believe the strength of our balance sheet and cash flow provides ample resources to meet our growth objectives. We see opportunities for growth by focusing on operating performance and margin expansion, particularly in our publishing and printing services businesses, leveraging our balance sheet and cash flow to fund our media acquisition program, continuing to make disciplined investments in our telecommunications business, and driving organic growth throughout our operations. At our broadcast group, we are experiencing a robust political season and anticipate continued increase in political advertising revenue, as well as sizeable Olympic revenue from our NBC-affiliated television stations in Milwaukee and Palm Springs, in 2004. We foresee decreasing revenue and earnings at Norlight in 2004, as a number of our large carrier customers are expected to become more efficient with their network needs. We anticipate modest demand for system expansion within the Norlight footprint and will continue to vigorously pursue this business. Norlight’s enterprise business is expected to continue to expand as we supply sound data solutions to our customers.

Noteworthy during the first quarter of 2004 were the performances of the publishing and broadcasting groups, where operating earnings were up 121% and 70%, respectively. The efficiencies from the daily newspaper’s new production facility have materialized as expected, and we are encouraged by first quarter revenue gains in classified, general and other advertising at our daily newspaper and classified advertising at our community newspapers and shoppers business. Our television stations recorded revenue improvement this quarter, due in large part to political and issue and local advertising. Our overall success at our radio stations was driven by both gains in local advertising, advertising revenue from our sports broadcasts and cost controls. Despite continuing pricing pressure and other industry challenges in the first quarter of 2004, our telecommunications business experienced a smaller decline in revenue than we had expected. In wholesale telecommunications, service disconnections attributed to a decrease in revenue, but we are encouraged by continuing revenue growth in commercial telecommunications services which totaled more than 11% for the first quarter of 2004. Looking ahead to the second quarter of 2004, we anticipate continued strength in our publishing and broadcasting businesses and remain focused on pursuing acquisition opportunities.

Acquisitions and Sale

On November 26, 2003, we acquired the business and certain assets of two radio stations in the Springfield, Missouri market, KZRQ-FM, which is licensed to Mt. Vernon, Missouri and KSGF-FM, which is licensed to Ash Grove, Missouri. The cash purchase price for the stations was approximately $5.3 million.

On June 3, 2003, our community newspapers and shoppers business acquired the business and certain assets of the Antigo Area Shopper’s Guide in Antigo, Wisconsin. The cash purchase price for the publication was approximately $1.5 million.

On December 31, 2001, we acquired the business and certain assets of a television station, KIVI-TV, in Boise, Idaho and a low-power television station, KSAW-LP, in Twin Falls, Idaho. The cash purchase price for the stations was approximately $22.1 million.

On March 2, 2001, we sold certain assets of the Milwaukee operation of our label printing business. The cash sale price was approximately $4.4 million.

Results of Operations

First Quarter Ended March 28, 2004 compared to First Quarter Ended March 30, 2003

Consolidated

Our consolidated operating revenue in the first quarter of 2004 was $192.7 million, an increase of $2.8 million, or 1.5%, compared to $189.9 million in the first quarter of 2003. Our consolidated operating costs and expenses in the first quarter of 2004 were $111.7 million, a decrease of $0.2 million, or 0.2%, compared to $111.9 million in the first quarter of 2003. Our consolidated selling and administrative expenses in the first quarter of 2004 were $54.3 million, a decrease of $2.5 million, or 4.4%, compared to $56.8 million in the first quarter 2003.

The following table presents our total operating revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total operating revenue for the first quarter of 2003 and 2004:

	2003	Percent of Total Operating Revenue	2004	Percent of Total Operating Revenue
	(dollars in millions)
Operating revenue:
Publishing	$74.6	39.3%	$76.7	39.8%
Broadcasting	32.2	17.0	34.6	18.0
Telecommunications	36.7	19.3	35.6	18.4
Printing services	22.7	12.0	21.8	11.3
Other	23.7	12.4	24.0	12.5

Total operating revenue	189.9	100.0	192.7	100.0

Total operating costs and expenses	111.9	58.9	111.7	58.0
Selling and administrative expenses	56.8	29.9	54.3	28.1

Total operating costs and expenses and selling and administrative expenses	168.7	88.8	166.0	86.1

Total operating earnings	$21.2	11.2%	$26.7	13.9%

The increase in total operating revenue was due to an increase in political and issue advertising at our television stations, increases in local advertising at our radio and television stations, increases in classified, general and other advertising revenue at our daily newspaper, and an increase in commercial printing revenue at our publishing businesses. These increases were partially offset by a decrease in telecommunications revenue due to wholesale customer disconnections and a decrease in revenue from several computer-related customers in our printing services business.

The decrease in total operating costs and expenses was primarily due to the decrease in revenue at our label printing business, lower operating costs and expenses at our daily newspaper from its transition to the new production facility in the first quarter of 2003 and cost control initiatives across all of our businesses. These decreases were partially offset by higher operating costs and expenses associated with the revenue increases at our direct marketing business and our commercial telecommunications business.

The decrease in selling and administrative expenses was primarily due to payroll savings and an employee benefit change at our daily newspaper plus cost control initiatives across all of our businesses offset by a corporate excise tax adjustment in the first quarter of 2003.

Our consolidated operating earnings in the first quarter of 2004 were $26.7 million, an increase of $5.5 million, or 25.9%, compared to $21.2 million in the first quarter of 2003. The following table presents our operating earnings by segment for the first quarter of 2003 and 2004:

	2003	Percent of Total Operating Earnings	2004	Percent of Total Operating Earnings
	(dollars in millions)
Publishing	$4.1	19.2%	$9.0	33.8%
Broadcasting	3.8	18.0	6.5	24.3
Telecommunications	10.0	47.2	8.7	32.7
Printing services	1.2	5.6	0.9	3.4
Other	2.1	10.0	1.6	5.8

Total operating earnings	$21.2	100.0%	$26.7	100.0%

The increase in total operating earnings was primarily due to increased operating efficiencies from the daily newspapers’ new production facility, an increase in operating revenue in our publishing businesses, an increase in political and issue advertising at our television stations and cost reduction initiatives across all of our businesses offset by wholesale telecommunications service disconnections and lower profit margins on the increased commercial telecommunications revenue, a decrease in revenue from several computer-related customers and lower profit margins at our printing services business and a corporate excise tax adjustment in the first quarter of 2003.

Our consolidated EBITDA in the first quarter of 2004 was $38.3 million, an increase of $5.3 million, or 16.1%, compared to $33.0 million in the first quarter of 2003. We define EBITDA as net earnings plus provision for income taxes, total other income and expense, depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors’ ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA as one of the measures of our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

The following table presents a reconciliation of our consolidated net earnings to consolidated EBITDA for the first quarter of 2003 and 2004:

	2003	2004
	(in millions)
Net earnings	$12.5	$15.7
Provision for income taxes	8.3	10.5
Total other income and expense	0.5	0.5
Depreciation	11.3	11.1
Amortization	0.4	0.5

EBITDA	$33.0	$38.3

The increase in total EBITDA is consistent with increases in operating earnings in our publishing and broadcasting segments offset by a decrease in operating earnings at our telecommunications, printing services and other segments.

Publishing

Operating revenue from publishing in the first quarter of 2004 was $76.7 million, an increase of $2.1 million, or 2.8%, compared to $74.6 million in the first quarter of 2003. Operating earnings from publishing were $9.0 million, an increase of $4.9 million, or 121.2%, compared to $4.1 million in the first quarter of 2003.

The following table presents our publishing operating revenue and operating earnings for the first quarter of 2003 and 2004:

	2003			2004			Percent Change
	Daily Newspaper	Community Newspapers & Shoppers	Total	Daily Newspaper	Community Newspapers & Shoppers	Total
	(dollars in millions)
Operating revenue	$52.1	$22.5	$74.6	$53.9	$22.8	$76.7	2.8

Operating earnings	$4.5	$(0.4)	$4.1	$8.6	$0.4	$9.0	121.2

The following table presents our publishing operating revenue by category for the first quarter of 2003 and 2004:

	2003			2004			Percent Change
	Daily Newspaper	Community Newspapers & Shoppers	Total	Daily Newspaper	Community Newspapers & Shoppers	Total
	(dollars in millions)
Advertising revenue:
Retail	$18.1	$12.9	$31.0	$18.3	$12.7	$31.0	0.2
Classified	14.8	1.8	16.6	15.1	2.0	17.1	2.9
General	2.8	—	2.8	3.3	—	3.3	15.2
Other	3.8	0.6	4.4	4.2	0.6	4.8	10.1

Total advertising revenue	39.5	15.3	54.8	40.9	15.3	56.2	2.6
Circulation revenue	10.5	0.7	11.2	10.5	0.7	11.2	(0.1)
Other revenue	2.1	6.5	8.6	2.5	6.8	9.3	8.3

Total operating revenue	$52.1	$22.5	$74.6	$53.9	$22.8	$76.7	2.8

Advertising revenue in the first quarter of 2004 accounted for 73.3% of total publishing revenue compared to 73.5% in the first quarter of 2003.

Retail advertising revenue in the first quarter of 2004 and 2003 was $31.0 million. A $0.2 million increase in daily newspaper retail advertising was offset by a $0.2 million decrease in community newspaper and shopper retail advertising. The $0.2 million increase at the daily newspaper was primarily due to advertising from a new furniture retailer in the marketplace and the shift of an advertisers’ sales promotion program to the first quarter of the year which was previously held in the second quarter of the year. The $0.2 million decrease at our community newspapers and shoppers was primarily due to a reduction in automotive advertising. Preprint advertising for the first quarter of 2004 for both our daily newspaper and our community newspapers and shoppers was essentially even compared to the first quarter of 2003.

Classified advertising revenue in the first quarter of 2004 was $17.1 million, an increase of $0.5 million, or 2.9%, compared to $16.6 million in the first quarter of 2003. Increases in general advertising of $0.4 million and real estate advertising of $0.3 million at our daily newspaper and $0.2 million increase at our community newspapers and shoppers were partially offset by decreases in employment advertising of $0.2 million and automotive advertising of $0.2 million at our daily newspaper. The decrease in employment advertising, which accounted for 37.8% of total classified advertising in the first quarter of 2004, represented a 3.4% decrease from the first quarter of 2003 primarily due to continued economic uncertainty. The decrease in automotive advertising is due to a reduction in manufacturers’ incentives to dealers, inclement weather and certain advertisers switching their ad placement from the classified section to retail sections of the paper.

General advertising revenue in the first quarter of 2004 was $3.3 million, an increase of $0.5 million, or 15.2%, compared to $2.8 million in the first quarter of 2003. The increase was due to an increase in entertainment and airlines ROP (run-of-press) advertising and an increase in preprints from computer hardware manufacturers and national advertisers.

The following table presents our daily newspaper’s core newspaper advertising linage by category for the first quarter of 2003 and 2004:

	2003	2004	Percent Change
Advertising linage (inches):
Full run
Retail	159,068	157,514	(1.0)
Classified	202,957	200,587	(1.2)
General	11,923	15,910	33.4

Total full run	373,948	374,011	—
Part run	19,212	25,214	31.2

Total advertising linage	393,160	399,225	1.5

Preprint pieces (in thousands)	199,781	185,774	(7.0)

Total advertising linage in the first quarter of 2004 increased 1.5% compared to the first quarter of 2003. The increase was largely due to a 31.2% increase in part run advertising linage. Part run advertising linage increased in the first quarter of 2004 due to an increase in zoned retail advertising. Full run advertising linage in the first quarter of 2004 was essentially even compared to the first quarter of 2003 due to a 33.4% increase in general ROP advertising linage offset by 1.2% decrease in classified advertising linage and a 1.0% decrease in retail ROP advertising linage. The increase in general ROP advertising linage is consistent with the increase in general advertising revenue and the decrease in classified advertising linage is consistent with the decrease in classified advertising revenue. The decrease in retail ROP advertising linage is due to a decrease in daily ROP advertising. Preprint advertising pieces decreased 7.0% due to the closing of several area Kmart stores.

The following table presents the full pages of advertising and revenue per page of our community newspapers and shoppers for the first quarter of 2003 and 2004:

	2003	2004	Percent Change
Full pages of advertising:
Community newspapers	25,524	22,620	(11.4)
Shoppers	22,326	20,530	(8.0)

Total full pages of advertising	47,850	43,150	(9.8)

Revenue per page	$280.58	$311.37	11.0

Total full pages of advertising for our community newspapers and shoppers in the first quarter of 2004 decreased 9.8% compared to the first quarter of 2003. The decrease was due to reformatting certain papers to more efficiently use the amount of available space on each page. Revenue per page increased 11.0% primarily due to the decrease in total pages of full advertising while increasing or maintaining the same advertising rates.

Other advertising revenue in the first quarter of 2004, consisting of revenue from direct marketing and event marketing efforts, JSOnline for our daily newspaper and company sponsored event advertising for our community newspapers and shoppers, was $4.8 million, an increase of $0.4 million, or 10.1%, compared to $4.4 million in the first quarter of 2003. The increase was due to a $0.3 million increase in advertising on JSOnline at our daily newspaper and a $0.1 million increase in direct mail advertising revenue at our daily newspaper.

Circulation revenue in the first quarter of 2004 accounted for 14.6% of total publishing revenue compared to 15.0% in the first quarter of 2003. Circulation revenue in the first quarter of 2004 and 2003 was $11.2 million. Preliminary figures for the Audit Bureau of Circulations’ Newspaper Publisher’s Statement for the six month period ended March 31, 2004 indicate average net paid circulation for the daily newspaper decreased approximately 5.0% for the daily edition and approximately 1.0% for the Sunday edition compared to the six month period ended March 31, 2003. We believe these decreases are due to reduced discounting on renewal offers, which were targeted at already highly discounted subscriptions, a price increase on daily single copy sales in part of the PMA (primary market area), a cover price increase for both the daily and Sunday editions outside of the PMA, telemarketing “Do Not Call” legislation and persistent economic weakness. Average paid circulation for our community newspapers decreased 2.8% in the first quarter of 2004 compared to the first quarter of 2003.

Other revenue, which consists of revenue from commercial printing opportunities at the print plants for our community newspapers and shoppers and promotional, distribution and commercial printing revenue at our daily newspaper, in the first quarter of 2004 accounted for 12.1% of total publishing revenue compared to 11.5% in the first quarter of 2003. Other revenue in the first quarter of 2004 was $9.3 million, an increase of $0.7 million, or 8.3%, compared to $8.6 million in the first quarter of 2003. The increase was attributed to $0.4 million of commercial printing revenue at the daily newspaper as a result of the increased printing capabilities and capacity of our new presses and an increase of $0.3 million in printing revenue at our community newspapers and shoppers.

Publishing operating earnings in the first quarter of 2004 were $9.0 million, an increase of $4.9 million, or 121.2%, compared to $4.1 million in the first quarter of 2003. The increase was primarily due to a $1.5 million decrease in payroll expenses related to the daily newspaper’s new production facility, a $0.6 million reduction of the vacation liability at the daily newspaper resulting from a policy change, $0.7 million in savings from the structural reorganization and other cost reduction initiatives of our community newspapers and shoppers business, and the increase in revenue at our daily newspaper. These operating earnings increases were partially offset by an increase in operating costs due to the increase of commercial printing revenue and the increase in direct mail advertising revenue at our daily newspaper, an increase in the cost of newsprint, and the recording of $0.3 million for additional bad debt expense. Newsprint costs were $9.7 million in the first quarter of 2004, an increase of $0.4 million, or 4.3%, compared to $9.3 million in the first quarter of 2003. The increase in the cost of newsprint was primarily attributed to price increases totaling $1.0 million, or an 11.0% price increase per average ton, partially offset by $0.8 million in savings at the daily newspaper from utilizing a smaller page size. The additional bad debt expense in the first quarter of 2004 was accrued for the prospect that our publishing businesses will be required to refund critical vendor payments received from Kmart Corporation during their bankruptcy proceedings. A recent ruling by the United States Court of Appeals for the 7th Circuit affirmed an earlier United States District Court decision that certain critical vendor payments made by Kmart Corporation during its bankruptcy proceedings in 2002 were without legal authority and are subject to recovery from recipients.

As of March 31, 2003, all production and distribution of the daily newspaper was transitioned to the new production facility. Production and distribution of the newspaper was performed at both the old and new production facilities from October 2002 until March 2003.

Broadcasting

Operating revenue from broadcasting in the first quarter of 2004 was $34.6 million, an increase of $2.4 million, or 7.4%, compared to $32.2 million in the first quarter of 2003. Operating earnings from broadcasting in the first quarter of 2004 were $6.5 million, an increase of $2.7 million, or 70.1%, compared to $3.8 million in the first quarter of 2003.

The following table presents our broadcasting operating revenue and operating earnings for the first quarter of 2003 and 2004:

	2003			2004			Percent Change
	Radio	Television	Total	Radio	Television	Total
	(dollars in millions)
Operating revenue	$15.8	$16.4	$32.2	$16.7	$17.9	$34.6	7.4

Operating earnings	$1.9	$1.9	$3.8	$3.1	$3.4	$6.5	70.1

Operating revenue from our radio stations in the first quarter of 2004 was $16.7 million, an increase of $0.9 million, or 5.7%, compared to $15.8 million in the first quarter of 2003. The increase was primarily attributed to a $1.1 million increase in local advertising revenue and a $0.1 million increase in political and issue advertising revenue offset by a $0.3 million decrease in national advertising.

Operating earnings from our radio stations in the first quarter of 2004 were $3.1 million, an increase of $1.2 million, or 63.2%, compared to $1.9 million in the first quarter of 2003. The increase was primarily attributed to the increase in revenue and decreases in programming, promotional, and sales expenses due to cost reduction initiatives offset by an increase in depreciation and technology expenses.

Operating revenue from our television stations in the first quarter of 2004 was $17.9 million, an increase of $1.5 million, or 9.1%, compared to $16.4 million in the first quarter of 2003. The increase was primarily attributed to a $1.2 million increase in political and issue advertising revenue and a $0.5 million increase in local advertising revenue offset by a $0.2 million decrease in national advertising.

Operating earnings from our television stations in the first quarter of 2004 were $3.4 million, an increase of $1.5 million, or 78.9%, compared to $1.9 million in the first quarter of 2003. The increase was primarily attributed to higher margins associated with the increased demand created by political and issue advertising offset by increases in programming and news expenses related to the Wisconsin presidential debate held in February 2004 and increased depreciation expense.

Telecommunications

Operating revenue from telecommunications in the first quarter of 2004 was $35.6 million, a decrease of $1.1 million, or 3.0%, compared to $36.7 million in the first quarter of 2003. Operating earnings from telecommunications in the first quarter of 2004 were $8.7 million, a decrease of $1.3 million, or 12.8%, compared to $10.0 million in the first quarter of 2003.

Wholesale telecommunication services provide network transmission solutions for other service providers by offering bulk transmission capacity. Operating revenue from wholesale services in the first quarter of 2004 was $20.6 million, a decrease of $2.6 million, or 11.2%, compared to $23.2 million in the first quarter of 2003. The decrease was primarily due to service disconnections which occurred during 2003. Due to the current state of the telecommunications industry, we have experienced a significant increase in customers disconnecting or terminating service. While we are not always able to determine the specific reason a customer may disconnect service, we believe the trend of customers focusing on reducing their network costs will continue, primarily due to consolidating traffic on least cost routes and economic and other changes occurring within our customers’ “end-user” customer base. Monthly recurring revenue from wholesale services at the end of the first quarter of 2004 was $6.8 million compared to $6.9 million at the beginning of 2004 and $7.4 million at the end of the first quarter of 2003. During the first quarter of 2004, new circuit connections of $0.1 million in monthly recurring revenue were more than offset by service disconnections.

Commercial telecommunication services provide advanced data communications and long distance service to small and medium sized businesses in the Upper Midwest, principally in Wisconsin, Michigan, Indiana, Minnesota and Illinois. Operating revenue from commercial services in the first quarter of 2004 was $15.0 million, an increase of $1.5 million, or 11.1%, compared to $13.5 million in the first quarter of 2003. The increase was primarily attributed to an increase in the number of customers served from new long distance and advanced data services business acquired in 2003. Monthly recurring revenue from commercial advanced data services at the end of the first quarter of 2004 was $3.4 million compared to $3.3 million at the beginning of 2004 and $3.1 million at the end of the first quarter of 2003. In the third quarter of 2003, regulators approved SBC Communications Inc.’s application to offer long distance service in Wisconsin, Indiana, Illinois and Michigan. We believe this increased competition for commercial telecommunication services could adversely impact us through the loss of existing customers or by reducing the success rate of securing new customers. We have been proactively working with our customers by leveraging our customer service abilities and adding new bundled services as we extend contracts at reduced prices.

The decrease in operating earnings from telecommunications was primarily attributed to wholesale service disconnections that occurred during 2003 and a decrease in profit margin due to higher operating costs and expenses associated with the higher mix of commercial revenue.

MCI and Global Crossing together accounted for 16.6% and 18.9% of our telecommunications revenue in the first quarter of 2004 and 2003, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and emerged in December 2003. We continue to provide services to Global Crossing and receive advance or timely payment for those services; however, under our current arrangement, Global Crossing may terminate circuits not under contract upon 30 days’ notice. Currently, a majority of the circuits are not under contract. We are currently negotiating a renewal service contract with Global Crossing and expect to complete negotiations in 2004. The new contract with Global Crossing will likely result in price reductions and the elimination of certain existing services. MCI filed for Chapter 11 bankruptcy protection in July 2002 and emerged in April 2004. We continue to provide services to MCI and receive advance or timely payment for those services. We are in the process of negotiating contract extensions with MCI for our current contracts and we believe they will remain a significant customer. These new contracts will likely result in a re-pricing of services and could result in providing them additional capacity. We expect these contract changes to result in a significant decrease in our telecommunications operating earnings. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations.

We do not believe we have a material bad debt exposure because we bill all data services for both wholesale and commercial customers in advance of providing services. Most customers are required to pay their bill before services are provided.

Printing Services

Operating revenue from printing services in the first quarter of 2004 was $21.8 million, a decrease of $0.9 million, or 4.2%, compared to $22.7 million in the first quarter of 2003. Operating earnings from printing services in the first quarter of 2004 were $0.9 million, a decrease of $0.3 million, or 23.3%, compared to $1.2 million in the first quarter of 2003.

The decrease in printing services operating revenue was primarily attributed to the decreases in revenue from several computer-related customers, including our largest customer, Dell Computer Corporation. These decreases were partially offset by an increase in publication printing revenue primarily from new business acquired in 2003.

The decrease in printing services operating earnings was primarily attributed to the decrease in revenue and lower operating margins as a result of operating beyond our optimum capacity due to our changing mix of business. These decreases were offset by cost reduction initiatives.

Dell Computer Corporation accounted for 27.1% and 28.4% of our printing services revenue in 2004 and 2003, respectively. We expect further revenue decreases from Dell, as we learned in the first quarter that we lost a $3 million, low-margin product of our Dell business and are facing very competitive pricing for other Dell products we produce. The loss of all of the Dell business could have a material adverse effect on our results of operations.

Other

Other operating revenue in the first quarter of 2004 was $24.0 million, an increase of $0.3 million, or 1.5%, compared to $23.7 million in the first quarter of 2003. Other operating earnings in the first quarter of 2004 were $1.6 million, a decrease of $0.5 million, or 26.8%, compared to $2.1 million in the first quarter of 2003.

The following table presents our other operating revenue and operating earnings for the first quarter of 2003 and 2004:

	2003				2004				Percent Change
	Label Printing	Direct Marketing Services	Corporate and Eliminations	Total	Label Printing	Direct Marketing Services	Corporate and Eliminations	Total
	(dollars in millions)
Operating revenue	$14.7	$9.8	$(0.8)	$23.7	$13.6	$11.3	$(0.9)	$24.0	1.5

Operating earnings	$0.3	$0.5	$1.3	$2.1	$0.6	$0.6	$0.4	$1.6	(26.8)

The increase in other operating revenue was primarily attributed to an increase in list and database marketing services and postage amounts billed to customers at our direct marketing services business. These increases were offset by a decrease in gravure label sales at our label printing operation. Included in operating revenue and operating costs and expenses from our direct marketing services business is $6.2 million and $5.1 million of postage amounts billed to customers in the first quarter of 2004 and 2003, respectively.

The decrease in other operating earnings was primarily attributed to a corporate excise tax adjustment in the first quarter of 2003 offset by the increase in revenue at our direct marketing services business and the related increased profit margins on list and database marketing services revenue.

SAB/Miller Brewing Company accounted for 44.2% and 43.6% of our label printing business’ revenue in the first quarter of 2004 and 2003, respectively. In 2004, our label printing business was in the fourth year of a five year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

Non Operating Income and Taxes from Continuing Operations

Interest income and dividends was $0.1 million in the first quarter of 2004 and 2003. Interest expense in the first quarter of 2004 was $0.6 million, an increase of $0.1 million, or 14.4%, compared to $0.5 million in the first quarter of 2003. Gross interest expense from borrowings under our credit agreement was $0.4 million in the first quarter of 2004 and $0.5 million in the first quarter of 2003.

The effective tax rate on continuing operations was 40.0% in the first quarter of 2004 and 2003.

Earnings per Share

Our basic and diluted earnings per share in the first quarter of 2004 were $0.21 and $0.20, respectively, an increase of $0.05 and $0.04, respectively, compared to basic and diluted earnings per share of $0.16 in the first quarter of 2003. Earnings per share amounts are presented on a generally accepted accounting principles basis (discussed in Note 3 in our Notes to Unaudited Condensed Consolidated Financial Statements) and reflect our new capital structure effected by our initial public offering in September 2003 and the tender offer that was completed in November 2003.

2003 compared to 2002

Consolidated

Our consolidated operating revenue in 2003 was $798.3 million, a decrease of $3.1 million, or 0.4%, compared to $801.4 million in 2002. Our consolidated operating costs and expenses in 2003 were $455.8 million, an increase of $8.2 million, or 1.8%, compared to $447.6 million in 2002. Our consolidated selling and administrative expenses in 2003 were $229.1 million, a decrease of $10.6 million, or 4.4%, compared to $239.7 million in 2002.

The following table presents our total operating revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total operating revenue for 2002 and 2003:

	2002	Percent of Total Operating Revenue	2003	Percent of Total Operating Revenue
	(dollars in millions)
Operating revenue:
Publishing	$311.1	38.8%	$317.0	39.7%
Broadcasting	152.8	19.1	150.7	18.9
Telecommunications	148.7	18.6	149.5	18.7
Printing services	97.8	12.2	86.0	10.8
Other	91.0	11.3	95.1	11.9

Total operating revenue	801.4	100.0	798.3	100.0
Total operating costs and expenses	447.6	55.9	455.8	57.1
Selling and administrative expenses	239.7	29.9	229.1	28.7

Total operating costs and expenses and selling and administrative expenses	687.3	85.8	684.9	85.8

Total operating earnings	$114.1	14.2%	$113.4	14.2%

The decrease in total operating revenue was due to a reduction in revenue from our largest customer in our printing services business, carrier customer disconnections at our telecommunications business and the decrease in Olympic and political and issue advertising at our television stations. These decreases were partially offset by an increase in long distance services for commercial customers at our telecommunications business, increases in retail and other advertising at our daily newspaper, an increase in direct mail services from our direct marketing services business and an increase in gravure label printing from our label printing business.

The increase in total operating costs and expenses was primarily due to additional costs related to the daily newspaper’s transition to its new production facility and the increase in depreciation expense for this new facility, the increase in newsprint costs at our publishing businesses, the increase in technology, depreciation and programming expenses at our television broadcasting business, an increase in operating costs and expenses associated with the increase in revenue in our commercial telecommunications business and an increase in revenue at our direct marketing business. These increases were partially offset by lower costs at our printing services business due to the decrease in revenue. The decrease in selling and administrative expenses was primarily due to the structural reorganization and cost reduction initiatives at our community newspapers and shoppers business, the decrease in promotion and sales expenses in our radio broadcasting business, a gain on the sale of property at our other reportable segment, cost reduction initiatives at our printing services business and the loss on impairment of a customer list at our direct marketing services business during 2002.

Employee insurance benefit costs, included in total operating costs and expenses and selling and administrative expenses, were $19.0 million in 2003, an increase of $2.3 million or 13.8% compared to $16.7 million in 2002.

Our consolidated operating earnings in 2003 were $113.4 million, a decrease of $0.7 million, or 0.6%, compared to $114.1 million in 2002. The following table presents our operating earnings by segment for 2002 and 2003:

	2002	Percent of Total Operating Earnings	2003	Percent of Total Operating Earnings
	(dollars in millions)
Publishing	$30.3	26.6%	$33.2	29.3%
Broadcasting	33.4	29.3	29.9	26.3
Telecommunications	41.0	35.9	38.8	34.3
Printing services	2.1	1.8	3.8	3.3
Other	7.3	6.4	7.7	6.8

Total operating earnings	$114.1	100.0%	$113.4	100.0%

The decrease in total operating earnings was primarily due to the increase in technology, depreciation and programming costs at our television broadcasting business and wholesale service disconnections and the decrease in the profit margin due to the change in the operating revenue mix at our telecommunications business partially offset by the structural reorganization and cost reduction initiatives at our community newspapers and shoppers business, the reduction in operational costs due to the decrease in revenue at our printing services business, the decrease in promotional and sales expenses at our radio broadcasting business and the gain on the sale of property in our other segment.

Our consolidated EBITDA in 2003 was $162.0 million, an increase of $1.3 million, or 0.8%, compared to $160.7 million in 2002. We define EBITDA as net earnings plus total other income and expense, provision for income taxes, gain/loss from discontinued operations, net, cumulative effect of accounting change, net, depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors’ ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA as one of the measures of our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

The following table presents a reconciliation of our consolidated net earnings to consolidated EBITDA for 2002 and 2003:

	2002	2003
	(in millions)
Net earnings	$57.9	$66.8
Total other (income) expense	(0.3)	1.5
Provision for income taxes	49.4	45.1
Loss from discontinued operations, net	0.6	—
Cumulative effect of accounting change, net	6.5	—
Depreciation	44.7	46.4
Amortization	1.9	2.2

EBITDA	$160.7	$162.0

The increase in total EBITDA is consistent with increases in operating earnings in our publishing and printing services reportable segments partially offset by a decrease in operating earnings at our broadcasting and telecommunications reportable segments.

Publishing

Operating revenue from publishing in 2003 was $317.0 million, an increase of $5.9 million, or 1.9%, compared to $311.1 million in 2002. Operating earnings from publishing were $33.2 million, an increase of $2.9 million, or 9.5%, compared to $30.3 million in 2002.

The following table presents our publishing operating revenue and operating earnings for 2002 and 2003:

	2002			2003
	Daily Newspaper	Community Newspapers & Shoppers	Total	Daily Newspaper	Community Newspapers & Shoppers	Total	Percent Change
	(dollars in millions)
Operating revenue	$212.9	$98.2	$311.1	$219.6	$97.4	$317.0	1.9

Operating earnings	$28.7	$1.6	$30.3	$29.0	$4.2	$33.2	9.5

The following table presents our publishing operating revenue by category for 2002 and 2003:

	2002			2003			Percent Change
	Daily Newspaper	Community Newspapers & Shoppers	Total	Daily Newspaper	Community Newspapers & Shoppers	Total
	(dollars in millions)
Advertising revenue:
Retail	$75.5	$57.0	$132.5	$80.7	$56.1	$136.8	3.2
Classified	62.4	9.7	72.1	60.7	8.7	69.4	(3.7)
General	10.1	—	10.1	11.0	—	11.0	8.9
Other	15.9	1.4	17.3	18.2	2.0	20.2	16.8

Total advertising revenue	163.9	68.1	232.0	170.6	66.8	237.4	2.3
Circulation revenue	45.3	3.1	48.4	43.9	2.9	46.8	(3.3)
Other revenue	3.7	27.0	30.7	5.1	27.7	32.8	6.8

Total operating revenue	$212.9	$98.2	$311.1	$219.6	$97.4	$317.0	1.9

Advertising revenue in 2003 accounted for 74.9% of total publishing revenue compared to 74.6% in 2002.

Retail advertising revenue in 2003 was $136.8 million, an increase of $4.3 million, or 3.2%, compared to $132.5 million in 2002. The increase is comprised of a $2.9 million, or 6.0%, increase in daily newspaper retail ROP (run-of-press) and retail niche publications and a $2.3 million, or 8.9%, increase in daily newspaper retail preprints partially offset by a $0.9 million decrease in community newspaper and shopper retail advertising. The increase in advertising revenue at the daily newspaper in 2003 is primarily due to the increased color capacity and reproduction quality of our new presses, increased advertising from several telecommunications and department store advertisers and a sales program that encouraged our advertisers to increase or maintain their advertising with us. Preprint advertising increased in 2003 due to certain retail and furniture advertisers increasing their preprint advertising over 2002, several advertisers switching from retail ROP and an increase in average net paid circulation.

Classified advertising revenue in 2003 was $69.4 million, a decrease of $2.7 million, or 3.7%, compared to $72.1 million in 2002. Decreases in employment advertising of $2.1 million and automotive advertising of $1.8 million at our daily newspaper and a $1.0 million decrease at our community newspapers and shoppers were partially offset by increases in general advertising of $1.4 million and real estate advertising of $0.8 million. The decrease in employment advertising, which accounted for 35.0% of total classified advertising in 2003, represented a 9.1% decrease from 2002. We believe the decrease in employment advertising resulted primarily from continuing economic uncertainty. The decrease in automotive advertising is due to certain advertisers switching their ad placement from the classified section to retail sections of the paper and switching to direct mail.

General advertising revenue in 2003 was $11.0 million, an increase of $0.9 million, or 8.9%, compared to $10.1 million in 2002. The increase was primarily due to an increase in preprints from national advertisers and a large computer hardware manufacturer.

The following table presents our daily newspaper’s core newspaper advertising linage by category for 2002 and 2003:

	2002	2003	Percent Change
Advertising linage (inches in thousands):
Full run
Retail	695.2	724.1	4.2
Classified	920.4	877.7	(4.6)
General	52.7	51.5	(2.3)

Total full run	1,668.3	1,653.3	(0.9)
Part run	80.3	124.9	55.5

Total advertising linage	1,748.6	1,778.2	1.7

Preprint pieces (in millions)(1)	760.5	834.6	9.7

(1)	A correction has been made to the number of preprint pieces in 2002.

Total advertising linage in 2003 increased 1.7% compared to 2002. The increase was largely due to a 55.5% increase in part run linage offset by a 0.9% decrease in full run linage. Part run linage increased in 2003 due to an increase in zoned retail advertising. Full run linage in 2003 decreased primarily due to a 4.6% decrease in classified advertising and a 2.3% decrease in general ROP advertising partially offset by a 4.2% increase in retail advertising. The decrease in classified advertising linage is consistent with the decrease in classified advertising revenue and the decrease in general advertising linage is due to a switch from general ROP to preprints. The increase in retail advertising lineage is consistent with our increase in retail ROP revenue. Preprint advertising pieces rose 9.7% due to the increase in retail and general preprint revenue.

The following table presents the full pages of advertising and revenue per page of our community newspapers and shoppers for 2002 and 2003:

	2002	2003	Percent Change
Full pages of advertising(1):
Community newspapers	117,600	109,114	(7.2)
Shoppers	104,681	98,002	(6.4)

Total full pages of advertising	222,281	207,116	(6.8)

Revenue per page(1)	$274.39	$285.68	4.1

(1)	A correction has been made to the number of full pages of advertising and revenue per page in 2002.

Total pages of full page advertising for our community newspapers and shoppers in 2003 decreased 6.8% compared to 2002. The decrease was due to a 7.2% decrease in advertising in community newspapers and a 6.4% decrease in advertising in shoppers. Revenue per page increased 4.1% primarily due to rate increases which contributed to a decrease in advertising revenue and the number of full pages of advertising

Other advertising revenue in 2003, consisting of revenue from direct marketing and event marketing efforts, JSOnline for our daily newspaper and internet advertising for our community newspapers and shoppers, was $20.2 million, an increase of $2.9 million, or 16.1%, compared to $17.3 million in 2002. The increase was largely due to a $1.7 million increase in direct mail advertising revenue and a $0.9 million increase in online classified advertising revenue at our daily newspaper.

Circulation revenue in 2003 accounted for 14.8% of total publishing revenue compared to 15.6% in 2002. Circulation revenue in 2003 was $46.8 million, a decrease of $1.6 million, or 3.3%, compared to $48.4 million in 2002. The decrease in circulation revenue is mainly attributed to an increase in reduced rate offerings at the daily newspaper. During 2002, in an effort to increase readership in certain areas of Milwaukee County, we began offering greater discounts on home delivery and single copy sales. Circulation in those areas has increased since offering the discounts. According to the Audit Bureau of Circulations’ Newspaper Publisher’s Statement for the six month period ended September 30, 2003, average net paid circulation increased 0.8% for both the daily edition and the Sunday edition compared to the six month period ended September 2002. Average paid circulation for our community newspapers decreased 1.6% in 2003 compared to 2002.

Other revenue, which consists of revenue from commercial printing opportunities at the print plants for our community newspapers and shoppers and promotional, distribution and commercial printing revenue at our daily newspaper, in 2003 accounted for 10.3% of total publishing revenue compared to 9.8% in 2002. Other revenue in 2003 was $32.8 million, an increase of $2.1 million, or 6.8%, compared to $30.7 million in 2002. The increase was primarily attributed to the $1.2 million of commercial printing revenue at the daily newspaper as a result of the increased printing capabilities and capacity of our new presses and an increase of $0.8 million in printing revenue at our community newspapers and shoppers from new customers.

Publishing operating earnings in 2003 were $33.2 million, an increase of $2.9 million, or 9.5%, compared to $30.3 million in 2002. The increase was primarily due to $1.9 million in savings from the structural reorganization and other cost reduction initiatives of our community newspapers and shoppers business, the decrease in payroll expenses primarily related to the daily newspaper’s new production facility and the increase in revenue at our daily newspaper. These increases were partially offset by an increase in depreciation expense and the additional costs related to the initial start-up of the daily newspaper’s new production facility and running duplicate production operations during the first quarter of 2003, an increase in operating costs due to the increased commercial printing capabilities, the increase in direct mail advertising revenue and an increase in the cost of newsprint. Newsprint costs were $39.7 million in 2003, an increase of $1.6 million, compared to $38.1 million in 2002. The increase in the cost of newsprint was primarily attributed to price increases totaling $2.3 million, or 7.9% per average ton, partially offset by $1.6 million in savings at the daily newspaper from utilizing a smaller page size.

As of March 30, 2003, all production and distribution of the daily newspaper have been transitioned to the new production facility. Production and distribution of the newspaper were done at both the old and new production facilities from October 2002 until March 2003.

Broadcasting

Operating revenue from broadcasting in 2003 was $150.7 million, a decrease of $2.1 million, or 1.3%, compared to $152.8 million in 2002. Operating earnings from broadcasting in 2003 were $29.9 million, a decrease of $3.5 million, or 10.5%, compared to $33.4 million in 2002.

The following table presents our broadcasting operating revenue and operating earnings for 2002 and 2003 (dollars in millions):

	2002			2003			Percent Change
	Radio	Television	Total	Radio	Television	Total
Operating revenue	$78.2	$74.6	$152.8	$77.9	$72.8	$150.7	(1.3)

Operating earnings	$15.2	$18.2	$33.4	$16.8	$13.1	$29.9	(10.5)

Operating revenue from our radio stations in 2003 was $77.9 million, a decrease of $0.3 million, or 0.4%, compared to $78.2 million in 2002. The decrease was primarily attributed to a $0.6 million decrease in political and issue advertising revenue, a $0.4 million decrease from local advertising revenue, and a $0.3 million decrease in promotional advertising revenue offset by a $1.0 million increase in national advertising.

Operating earnings from our radio stations in 2003 were $16.8 million, an increase of $1.6 million, or 10.5%, compared to $15.2 million in 2002. The increase was primarily attributed to decreases in promotional, sales and administrative expenses due to cost reduction initiatives.

Operating revenue from our television stations in 2003 was $72.8 million, a decrease of $1.8 million, or 2.4%, compared to $74.6 million in 2002. The decrease was primarily attributed to a $4.3 million decrease in political and issue advertising revenue and a $2.6 million decrease in Olympic advertising revenue offset by a $5.2 million increase in local advertising and a $0.1 million increase in national advertising.

The threatened outbreak of hostilities in Iraq in March 2003 and the war itself had a $0.6 million negative impact on our television broadcasting revenue in 2003 due to reduced spending levels by some advertisers. There was hesitancy on the part of some advertisers to place schedules during the period of time leading up to the war, cancellations by some advertisers for the duration of war coverage and elimination of advertising inventory available from our television networks, our local news products and syndicated and local programming during their coverage of the war.

Operating earnings from our television stations in 2003 were $13.1 million, a decrease of $5.1 million, or 28.0%, compared to $18.2 million in 2002. The decrease was primarily attributed to increases in technology and depreciation expenses, programming and news expenses, expenses related to organizational changes and sales expenses.

Telecommunications

Operating revenue from telecommunications in 2003 was $149.5 million, an increase of $0.8 million, or 0.6%, compared to $148.7 million in 2002. Operating earnings from telecommunications in 2003 were $38.8 million, a decrease of $2.2 million, or 5.1%, compared to $41.0 million in 2002.

Wholesale telecommunication services provide network transmission solutions for other service providers by offering bulk transmission capacity. Operating revenue from wholesale services in 2003 was $91.7 million, a decrease of $5.6 million, or 5.8%, compared to $97.3 million in 2002. The decrease was primarily due to service disconnections. Due to the turmoil in the telecommunications industry, we have experienced a significant increase in customers disconnecting or terminating service. While we are not always able to determine the specific reason a customer may disconnect service, we believe the trend of customers focusing on reducing their network costs will continue, primarily due to consolidating traffic on least cost routes and economic and other changes occurring within our customers’ “end-user” customer base. Monthly recurring revenue from wholesale services at the end of 2003 was $6.9 million compared to $7.5 million at the beginning of 2003 and $8.1 million at the beginning of 2002. During 2003, new circuit connections of $0.7 million in monthly recurring revenue were more than offset by service disconnections.

Commercial telecommunication services provide advanced data communications and long distance service to small and medium sized businesses in the Upper Midwest, principally in Wisconsin, Michigan, Indiana, Minnesota and Illinois. Operating revenue from commercial services in 2003 was $57.8 million, an increase of $6.4 million, or 12.4%, compared to $51.4 million in 2002. The increase was primarily attributed to an increase in the number of customers served, principally providing long distance services. Monthly recurring revenue from commercial advanced data services at the end of 2003 was $3.3 million compared to $3.0 million at the beginning of 2003 and 2002. Recently, regulators approved SBC Communications Inc.’s application to offer long distance service in Wisconsin, Indiana, Illinois and Michigan. We believe this increased competition for commercial telecommunication services could adversely impact us through the loss of existing customers or by reducing the success rate of securing new customers.

The decrease in operating earnings from telecommunications was primarily attributed to wholesale service disconnections that occurred during 2003 and 2002, a decrease in profit margin due to higher operating costs and expenses associated with the higher mix of commercial revenue, the recording of a lease abandonment expense and an increase in depreciation expense, partially offset by gains on the sales of towers and a decrease in bad debt expense.

MCI and Global Crossing together accounted for 18.0% and 20.1% of our telecommunications revenue in 2003 and 2002, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and emerged in December 2003. We continue to provide services to Global Crossing and receive advance or timely payment for those services; however, under our current arrangement, Global Crossing may terminate circuits not under contract upon 30 days’ notice. Currently, a majority of the circuits are not under contract. We are currently negotiating a renewal service contract with Global Crossing and expect to complete negotiations in 2004. MCI filed for Chapter 11 bankruptcy protection in July 2002 and expects to emerge in 2004. In April 2003, we sold our MCI pre-petition receivable, net of applicable “set-off” accounts payable, to a third party. We continue to provide services to MCI and receive advance or timely payment for those services. We are in the process of negotiating a contract extension for our current contract. The new contracts for both Global Crossing and MCI will likely result in changes to the services we provide, which could include the disconnection of certain existing circuits, the addition of new services and circuits and re-pricing of most if not all of the existing business. We expect these service disconnections and price reductions to result in a significant decrease in our telecommunications operating earnings during 2004. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations.

We do not believe we have a material bad debt exposure because we bill all data services for both wholesale and commercial customers in advance of providing services. Most customers are required to pay their bill before services are provided.

Printing Services

Operating revenue from printing services in 2003 was $86.0 million, a decrease of $11.8 million, or 12.1%, compared to $97.8 million in 2002. Operating earnings from printing services in 2003 were $3.8 million, an increase of $1.7 million, or 76.4%, compared to $2.1 million in 2002.

The decrease in printing services operating revenue was primarily attributed to the reduction in revenue from our largest customer, Dell Computer Corporation, resulting from its decision to purchase certain products that are supplied by a different vendor and the loss of sales resulting from the consolidation of assembly and fulfillment operations into Michigan during 2002. These decreases have been offset by an increase in publication printing revenue.

The increase in printing services operating earnings was primarily attributed to a reduction in operational costs due to the decrease in revenue, the closure of our CD-ROM mastering and replication operations and cost reduction initiatives. These increases were partially offset by a $0.5 million charge for the settlement of a customer invoicing dispute and $0.9 million in closure costs for the CD-ROM mastering and replications operations.

Dell Computer Corporation accounted for 29.1% and 38.4% of our printing services revenue in 2003 and 2002, respectively. We believe the revenue decline from this customer has stabilized, for the time being, but the computer industry remains volatile. The loss of this business could have a material adverse effect on our results of operations.

Other

Other operating revenue in 2003 was $95.1 million, an increase of $4.1 million, or 4.5%, compared to $91.0 million in 2002. Other operating earnings in 2003 were $7.7 million, an increase of $0.4 million, or 5.8%, compared to $7.3 million in 2002.

The following table presents our other operating revenue and operating earnings for 2002 and 2003:

	2002				2003				Percent Change
	Label Printing	Direct Marketing Services	Corporate and Eliminations	Total	Label Printing	Directing Marketing Services	Corporate and Eliminations	Total
	(dollars in millions)
Operating revenue	$56.5	$38.3	$(3.8)	$91.0	$57.4	$42.0	$(4.3)	$95.1	4.5

Operating earnings	$2.4	$(0.1)	$5.0	$7.3	$2.9	$2.4	$2.4	$7.7	5.8

The increase in other operating revenue was primarily attributed to an increase in list and database marketing services at our direct marketing services business and an increase in our label printing operation with new products for our consumer goods and beverage customers. Included in operating revenue and operating costs and expenses from our direct marketing services business is $22.2 million and $21.2 million of postage amounts billed to customers in 2003 and 2002, respectively.

The increase in other operating earnings was primarily attributed to a $3.2 million gain on the sale of property during 2003, the $1.3 million loss on impairment of a customer list at our direct marketing services business during 2002 and the increase in revenue at our direct marketing services business and the related increased profit margins on list and database marketing services revenue. These increases were offset by a $1.7 million liability recorded for employment taxes in 2003 and the decrease in the litigation reserve by $4.1 million during 2002 to reflect a settlement.

SAB/Miller Brewing Company accounted for 45.3% and 50.7% of our label printing business’ revenue in 2003 and 2002, respectively. In 2003, our label printing business was in the third year of a five year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

Non Operating Income and Taxes from Continuing Operations

Interest income and dividends in 2003 were $0.4 million, a decrease of $0.6 million, or 55.1%, compared to $1.0 million in 2002. The decrease was primarily attributed to the decrease in the invested balances of cash and cash equivalents and interest income received in 2002 from refunds of state income taxes. Interest expense in

2003 was $1.9 million compared to $0.6 million in 2002. The increase was primarily attributed to $0.1 million of interest expense being capitalized as part of our construction of the Milwaukee Journal Sentinel production facility in 2003 compared to $1.2 million in 2002. Gross interest expense from borrowings under our credit agreement was $2.0 million in 2003 and $1.8 million in 2002.

The effective tax rate on continuing operations was 40.3% in 2003 compared to 43.2% in 2002. The difference between the statutory federal and state income tax rates and the effective income tax rate in 2002 was primarily the result of non deductible expenses related to litigation that was settled in 2002 and a non deductible excise tax related to funding of the pension plan obligations of $44.7 million in 2002.

Earnings per Share

Our basic and diluted earnings per share in 2003 were $0.84 and $0.80, respectively, an increase of $0.11 and $0.07, respectively, compared to basic and diluted earnings per share of $0.73 in 2002. Earnings per share amounts are presented on a generally accepted accounting principles basis (discussed in Note 1 in our Notes to Consolidated Financial Statements) and reflect our new capital structure effected by our initial public offering in September 2003 and the tender offer that was completed in November 2003.

2002 compared to 2001

Our consolidated operating revenue in 2002 was $801.4 million, a decrease of $7.4 million, or 0.9%, compared to $808.8 million in 2001. Our consolidated operating costs and expenses in 2002 were $447.6 million, a decrease of $16.1 million, or 3.5%, compared to $463.7 million in 2001. Our consolidated selling and administrative expenses in 2002 were $239.7 million, a decrease of $21.3 million, or 8.2%, compared to $261.0 million in 2001.

The following table presents our total operating revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total operating revenue for 2001 and 2002:

	2001	Percent of Total Operating Revenue	2002	Percent of Total Operating Revenue
	(dollars in millions)
Operating revenue:
Publishing	$320.6	39.6%	$311.1	38.8%
Broadcasting	134.8	16.7	152.8	19.1
Telecommunications	152.0	18.8	148.7	18.6
Printing services	114.6	14.2	97.8	12.2
Other	86.8	10.7	91.0	11.3

Total operating revenue	808.8	100.0	801.4	100.0

Total operating costs and expenses	463.7	57.3	447.6	55.9
Selling and administrative expenses	261.0	32.3	239.7	29.9

Total operating costs and expenses and selling and administrative expenses	724.7	89.6	687.3	85.8

Total operating earnings	$84.1	10.4%	$114.1	14.2%

The decrease in total operating revenue was primarily due to the decrease in classified advertising in our publishing businesses, service disconnections and price reductions in our telecommunications business and the consolidation of our U. S. printing services operations and the continued slowdown in our publication printing services business. These decreases were partially offset by increases in Olympic, political and issue advertising in our television broadcasting business. In addition, operating revenue in 2001 was adversely impacted by $1.8 million from preempted advertising due to the uninterrupted news coverage and certain advertising cancellations on television and radio stations following the September 11 terrorist attacks.

The decrease in total operating costs and expenses and selling and administrative expenses was primarily due to the decrease in the total cost of newsprint, the discontinuation of goodwill, broadcast license amortization expense and the decrease in operating costs and expenses resulting from our cost control initiatives.

Employee insurance benefit costs, included in total operating costs and expenses and selling and administrative expenses, were $16.7 million in 2002, a decrease of $0.2 million or 1.2% compared to $16.9 million in 2001.

Our consolidated operating earnings in 2002 were $114.1 million, an increase of $30.0 million, or 35.6%, compared to $84.1 million in 2001. The following table presents our operating earnings by segment for 2001 and 2002:

	2001	Percent of Total Operating Earnings	2002	Percent of Total Operating Earnings
	(dollars in millions)
Publishing	$24.9	29.6%	$30.3	26.6%
Broadcasting	15.5	18.4	33.4	29.3
Telecommunications	48.0	57.1	41.0	35.9
Printing services	(0.8)	(0.9)	2.1	1.8
Other	(3.5)	(4.2)	7.3	6.4

Total operating earnings	$84.1	100.0%	$114.1	100.0%

The increase in total operating earnings was primarily due to the decrease in the total cost of newsprint, the increase in Olympic, political and issue advertising, the decrease in operating costs and expenses resulting from cost control initiatives, workforce reductions and the closure or transition of certain business units, the discontinuation of goodwill and broadcast license amortization expense and the adverse impact on third quarter 2001 earnings following the September 11 terrorist attacks offset by the decrease in the profit margin on telecommunication services. Effective January 1, 2002, we adopted Statement No. 142, “Goodwill and Other Intangible Assets,” and, accordingly, we ceased amortizing goodwill and broadcast licenses. If Statement No. 142 had been adopted effective January 1, 2001, our total operating earnings would have been $92.2 million.

Our consolidated EBITDA in 2002 was $160.7 million, an increase of $24.9 million, or 18.3%, compared to $135.8 million in 2001. We define EBITDA as net earnings plus total other income and expense, provision for income taxes, gain/loss from discontinued operations, net, cumulative effect of accounting change, net, depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors’ ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA as one of the measures of our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

The following table presents a reconciliation of our consolidated net earnings to consolidated EBITDA for 2001 and 2002:

	2001	2002
	(in millions)
Net earnings	$47.8	$57.9
Total other income	(1.3)	(0.3)
Provision for income taxes	35.9	49.4
Loss from discontinued operations, net	1.7	0.6
Cumulative effect of accounting change, net	—	6.5
Depreciation	40.9	44.7
Amortization	10.8	1.9

EBITDA	$135.8	$160.7

The increase in total EBITDA was primarily due to increases in operating earnings in our publishing, broadcasting, printing services and other reportable segments offset by a decrease in our telecommunications segment.

Publishing

Operating revenue from publishing in 2002 was $311.1 million, a decrease of $9.5 million, or 3.0%, compared to $320.6 million in 2001. Operating earnings from publishing were $30.3 million, an increase of $5.4 million, or 21.8%, compared to $24.9 million in 2001.

The following table presents our publishing operating revenue and operating earnings for 2001 and 2002:

	2001			2002			Percent Change
	Daily Newspaper	Community Newspapers & Shoppers	Total	Daily Newspaper	Community Newspapers & Shoppers	Total
	(dollars in millions)
Operating revenue	$218.8	$101.8	$320.6	$212.9	$98.2	$311.1	(3.0)

Operating earnings	$23.3	$1.6	$24.9	$28.7	$1.6	$30.3	21.8

The following table presents our publishing operating revenue by category for 2001 and 2002:

	2001			2002			Percent Change
	Daily Newspaper	Community Newspapers & Shoppers	Total	Daily Newspaper	Community Newspapers & Shoppers	Total
	(dollars in millions)
Advertising revenue:
Retail	$74.6	$56.2	$130.8	$75.5	$57.0	$132.5	1.3
Classified	67.9	10.8	78.7	62.4	9.7	72.1	(8.4)
General	9.7	—	9.7	10.1	—	10.1	4.1
Other	14.1	2.0	16.1	15.9	1.4	17.3	7.5

Total advertising revenue	166.3	69.0	235.3	163.9	68.1	232.0	(1.4)
Circulation revenue	48.1	3.3	51.4	45.3	3.1	48.4	(5.8)
Other revenue	4.4	29.5	33.9	3.7	27.0	30.7	(9.4)

Total operating revenue	$218.8	$101.8	$320.6	$212.9	$98.2	$311.1	(3.0)

Advertising revenue in 2002 accounted for 74.6% of total publishing revenue compared to 73.4% in 2001. Retail advertising revenue in 2002 was $132.5 million, an increase of $1.7 million, or 1.3%, compared to $130.8 million in 2001. The increase is comprised of a $3.0 million increase in daily newspaper retail preprints and a $0.8 million increase in community newspaper retail advertising and inserts, in part due to rate increases, offset by a $2.1 million decrease in daily newspaper retail ROP (run-of-press) advertisements. We believe the shift toward retail preprints in 2002 was due in part to changes in marketing strategies of certain major national retail advertisers. Additionally, in 2001, many advertisers reduced or eliminated their newspaper advertisements following the September 11 terrorist attacks.

Classified advertising revenue in 2002 was $72.1 million, a decrease of $6.6 million, or 8.4%, compared to $78.7 million in 2001. At the daily newspaper, decreases in employment advertising of $8.6 million and real estate advertising of $0.1 million were partially offset by increases in automotive advertising of $2.8 million and general advertising of $0.4 million. The decrease in employment advertising, which accounted for almost 37.5% of total classified advertising in 2002, represented a 27.0% decrease from 2001. We believe the decrease in employment advertising resulted primarily from continuing economic uncertainty; however, with each quarter in 2002 compared to 2001, the decrease in total classified advertising has reduced. The increase in automotive advertising is primarily attributed to auto manufacturers promoting 0% financing programs.

General advertising revenue in 2002 was $10.1 million, an increase of $0.4 million, or 4.1%, compared to $9.7 million in 2001. The increase was primarily attributable to an increase in general ROP advertising mainly from our telecommunications customers.

The following table presents our daily newspaper’s core newspaper advertising linage by category for 2001 and 2002:

	2001	2002	Percent Change
Advertising linage (inches in thousands):
Full run
Retail	741.3	695.2	(6.2)
Classified	970.6	920.4	(5.2)
General	51.1	52.7	3.1

Total full run	1,763.0	1,668.3	(5.4)
Part run	70.7	80.3	13.6

Total advertising linage	1,833.7	1,748.6	(4.6)

Preprint pieces (in millions)(1)	719.5	760.5	5.7

(1)	A correction has been made to the number of preprint pieces in 2002.

Total advertising linage in 2002 decreased 4.6% compared to 2001. The decrease was largely due to a 6.2% decrease in retail advertising and a 5.2% decrease in classified advertising partially offset by a 3.1% increase in general advertising. Retail advertising linage decreased while preprint advertising pieces rose 5.7% primarily as a result of the shift to preprint advertising from run-of-press (ROP) from a major national retail customer. The decrease in classified advertising lineage is consistent with the decrease in the classified advertising revenue.

The following table presents the full pages of advertising and revenue per page of our community newspapers and shoppers for 2001 and 2002:

	2001	2002	Percent Change
Full pages of advertising(1):
Community newspapers	117,466	117,600	—
Shoppers	113,846	104,681	(8.1)

Total full pages of advertising	231,312	222,281	(3.9)

Revenue per page(1)	$289.65	$274.39	(5.3)

(1)	A correction has been made to the number of full pages of advertising and revenue per page in 2002 and 2001.

Total pages of full page advertising in 2002 decreased 3.9% compared to 2001. The decrease was largely due to an 8.1% decrease in advertising in the shoppers. Revenue per page decreased 5.3% due to the decrease in advertising revenue.

Other advertising revenue in 2002, consisting of revenue from direct marketing and event marketing efforts, JSOnline for our daily newspaper and internet advertising for our community newspapers and shoppers, in 2002 was $17.3 million, an increase of $1.3 million, or 8.1%, compared to $16.1 million in 2001. The increase was largely due to increased direct mail advertising and online classified advertising.

Circulation revenue in 2002 accounted for 15.6% of total publishing revenue compared to 16.0% in 2001. Circulation revenue in 2002 was $48.4 million, a decrease of $3.0 million, or 5.8%, compared to $51.4 million in 2001. The decrease was mainly attributed to the 4.1% decrease in average net paid circulation for Milwaukee Journal Sentinel’s weekday edition and 3.0% decrease in average net paid circulation for Milwaukee Journal Sentinel’s Sunday edition, a 3.5% decrease in paid circulation for our community newspapers and greater discounts given to new subscribers. In January 2002, we eliminated home delivery of the Milwaukee Journal Sentinel in all but 12 counties in southeastern Wisconsin. As of the end of 2002, this decision contributed to a decrease in net paid circulation for the daily and Sunday edition of 3.6% and 4.9%, respectively. On June 30, 2002, in an effort to increase readership in certain areas of Milwaukee County, we began offering greater discounts on home delivery and single copy sales. Circulation in those areas has increased since offering the discounts.

Other revenue, which consists primarily of revenue from commercial printing opportunities at the print plants for our community newspapers and shoppers, in 2002 accounted for 9.9% of total publishing revenue compared to 10.6% in 2001. Other revenue in 2002 was $30.7 million, a decrease of $3.2 million, or 9.4%, compared to $33.9 million in 2001. The decrease was primarily attributed to reduced press runs and page counts from existing commercial printing customers and the loss of 3 commercial printing customers.

Publishing operating earnings in 2002 were $30.3 million, an increase of $5.4 million, or 21.8%, compared to $24.9 million in 2001. Contributing to the increase was a $12.3 million reduction in the cost of newsprint and ink compared to 2001 and a $6.8 million decrease in direct wages and selling and administrative expenses, which resulted primarily from workforce reductions at the daily newspaper. These cost reductions were partially offset by $4.6 million in start up costs in 2002 related to the new production facility.

Broadcasting

Operating revenue from broadcasting in 2002 was $152.8 million, an increase of $18.0 million, or 13.4%, compared to $134.8 million in 2001. Operating earnings from broadcasting in 2002 were $33.4 million, an increase of $17.9 million, or 116.0%, compared to $15.5 million in 2001.

On December 31, 2001, we acquired the business and certain of the assets of a television station, KIVI-TV, in Boise, Idaho and a low-power television station, KSAW-LP, in Twin Falls, Idaho, for approximately $22.1 million in cash. We began operating the stations on January 1, 2002.

The following table presents our broadcasting operating revenue and operating earnings for 2001 and 2002:

	2001			2002
	Radio	Television	Total	Radio	Television	Total	Percent Change
	(dollars in millions)
Operating revenue	$73.9	$60.9	$134.8	$78.2	$74.6	$152.8	13.4

Operating earnings	$5.9	$9.6	$15.5	$15.2	$18.2	$33.4	116.0

Operating revenue from our radio stations in 2002 was $78.2 million, an increase of $4.3 million, or 5.8%, compared to $73.9 million in 2001. The increase was primarily attributed to a $2.9 million increase in local advertising revenue and a $0.7 million increase from national advertising revenue across most markets, and a $0.7 million increase in political and issue advertising revenue. These increases in advertising revenue from the radio stations reflect a $0.5 million adverse impact in 2001 from advertising cancellations and the loss of advertising spots following the September 11 terrorist attacks.

Operating earnings from our radio stations in 2002 were $15.2 million, an increase of $9.3 million, or 157.6%, compared to $5.9 million in 2001. The increase was primarily attributed to the discontinuation of $5.7 million of goodwill and broadcast license amortization expense, the $4.3 million increase in revenue and the decrease in operating costs and expenses resulting from cost reduction initiatives at all of our radio stations.

Operating revenue from our television stations in 2002 was $74.6 million, an increase of $13.7 million, or 22.5%, compared to $60.9 million in 2001. The increase was primarily attributed to a $7.8 million increase in Olympic, political and issue advertising revenue, a $4.6 million increase in local advertising revenue and a $1.0 million increase in national advertising revenue. Included in the revenue increase is $5.3 million from the two stations in Idaho that were acquired on December 31, 2001. These increases in advertising revenue from the television stations reflect in part the $1.3 million adverse impact in 2001 of the loss of advertising spots during the uninterrupted news coverage and certain advertising cancellations following the September 11 terrorist attacks.

Operating earnings from our television stations in 2002 were $18.2 million, an increase of $8.6 million, or 89.6%, compared to $9.6 million in 2001. The increase was primarily attributed to the $13.6 million increase in revenue, the discontinuation of $0.9 million of goodwill and broadcast license amortization expense and the effects of cost control initiatives at all of our television stations.

Telecommunications

Operating revenue from telecommunications in 2002 was $148.7 million, a decrease of $3.3 million, or 2.2%, compared to $152.0 million in 2001. Operating earnings from telecommunications in 2002 were $41.0 million, a decrease of $7.0 million, or 14.7%, compared to $48.0 million in 2001.

Wholesale telecommunication services provide network transmission solutions for other service providers by offering bulk transmission capacity. Operating revenue from wholesale services in 2002 was $97.3 million, a decrease of $5.3 million, or 5.2%, compared to $102.6 million in 2001. The decrease was primarily attributed to service disconnections and price reductions. Monthly recurring revenue from wholesale services at the end of 2002 was $7.5 million compared to $8.1 million at the beginning of 2002 and $7.8 million at the beginning of 2001. During 2002, new customers and new circuit connections of $1.3 million in monthly recurring revenue were more than offset by service disconnections, price reductions and lost customers.

Commercial telecommunication services provide advanced data communications and long distance service to small and medium sized businesses in the Upper Midwest, principally in Wisconsin, Michigan, Indiana, Minnesota and Illinois. Operating revenue from commercial services in 2002 was $51.4 million, an increase of $2.0 million, or 4.0%, compared to $49.4 million in 2001. The increase was primarily attributed to an increase in long distance services. Monthly recurring revenue from commercial advanced data services at the end of 2002 of $3.0 million was virtually equal to the amount at the beginning of 2002 and $0.2 million higher than the $2.8 million at the beginning of 2001. During 2002, new customers and new circuit connections of $0.7 million in monthly recurring revenue were offset by service disconnections, price reductions and lost customers.

The decrease in operating earnings from telecommunications was primarily attributed to service disconnections, the decrease in profit margins on services provided due to price reductions and the increase in depreciation expense of $2.5 million resulting from the completion of several capital investment initiatives during 2001.

MCI and Global Crossing together accounted for 20.1% and 22.5% of our telecommunications revenue in 2002 and 2001, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and emerged in December 2003. We continue to provide services to Global Crossing and receive advance or timely payment for those services; however, under our current arrangement, Global Crossing may terminate circuits upon 30 days’ notice. Currently, a majority of the circuits are not under contract. We are currently negotiating a renewal service contract with Global Crossing and expect to complete negotiations in 2004. MCI filed for Chapter 11 bankruptcy protection in July 2002 and expects to emerge in 2004. We had a pre-bankruptcy receivable, net of applicable “set-off” accounts payable, from MCI of $0.5 million. We recorded a reserve in the amount of the net receivable in the third quarter of 2002. In April 2003, we sold our MCI pre-petition receivable, net of applicable “set-off” accounts payable, to a third party. We continue to provide services to MCI and receive advance or timely payment for those services. We are in the process of negotiating a contract extension for our current contract. The new contracts for both Global Crossing and MCI will likely result in changes to the services we provide, which could include the disconnection of certain circuits, the addition of new services and circuits and the re-pricing of most if not all of the existing business. We expect these service disconnections and price reductions to result in a significant decrease in our telecommunications operating earnings. The loss of this business from either of these two customers would have a significant adverse effect on our results of operations.

We do not believe we have a material bad debt exposure because we bill all data services for both wholesale and commercial customers in advance of providing services. Most customers are required to pay their bill before services are provided.

Printing Services

Operating revenue from printing services in 2002 was $97.8 million, a decrease of $16.8 million, or 14.6%, compared to $114.6 million in 2001. Operating earnings from printing services in 2002 were $2.1 million, an increase of $2.9 million, compared to losses of $0.8 million in 2001.

The decrease in printing services operating revenue was primarily attributed to the consolidation of our U.S. operations to eliminate customers that did not fit our long-term strategic business plans and continued slowdown in the publication printing services business. CD-ROM replication continued at essentially the same level as in the prior year; however, we continue to experience intense price competition for this product in all markets.

The increase in printing services operating earnings was primarily attributed to a reduction in operational costs and an increase in the sale of products with higher margins. These were partially offset by the decrease in revenue and a $2.5 million loss on impairment of CD-ROM related equipment.

Dell Computer Corporation accounted for 38.4% and 29.8% of our printing services revenue in 2002 and 2001, respectively. The loss of this customer could have a material adverse effect on our results of operations.

On February 4, 2003, we announced the closure of our CD-ROM mastering and replications operations. We paid $0.9 million in closure costs.

Other

Other operating revenue in 2002 was $91.0 million, an increase of $4.2 million, or 4.8%, compared to $86.8 million in 2001. Other operating earnings in 2002 were $7.3 million, an increase of $10.8 million compared to losses of $3.5 million in 2001.

The following table presents our other operating revenue and operating earnings for 2001 and 2002:

	2001				2002
	Label Printing	Direct Marketing Services	Corporate and Eliminations	Total	Label Printing	Direct Marketing Services	Corporate and Eliminations	Total	Percent Change
	(dollars in millions)
Operating revenue	$55.7	$35.9	$(4.8)	$86.8	$56.5	$38.3	$(3.8)	$91.0	4.8

Operating earnings	$(0.6)	$(1.2)	$(1.7)	$(3.5)	$2.4	$(0.1)	$5.0	$7.3	—

The increase in other operating revenue was primarily attributed to an increase in the gravure label printing operation of new label products for our largest label printing customer, SAB/Miller Brewing Company, and in print and mail services and database marketing services in our direct marketing services business. Included in operating revenue from our direct marketing services is $21.2 million and $21.3 million of postage amounts billed to customers in 2002 and 2001, respectively. Other operating revenue in 2001 was adversely impacted by the September 11 terrorist attacks and the anthrax scare, which resulted in advertisers reducing the amount of direct mail.

The increase in other operating earnings was primarily attributed to the decrease in the litigation reserve by $4.1 million to reflect the settlement of the Newspaper Merger Class Action Suit (discussed in Note 9 in our Notes to Consolidated Financial Statements), the $3.2 million increase in operating revenue from our label printing and direct marketing services businesses, the decrease in operating costs and expenses resulting from our cost control initiatives and the discontinuation of $0.4 million of goodwill amortization expense partially offset by the $1.3 million loss on impairment of a customer list at our direct marketing services business.

SAB/Miller Brewing Company accounted for 50.7% and 47.4% of our label printing business’ revenue in 2002 and 2001, respectively. In 2002, our label printing business was in the second year of a five year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

Non Operating Income and Taxes from Continuing Operations

Interest income and dividends in 2002 were $1.0 million, a decrease of $0.6 million, or 37.5%, compared to $1.6 million in 2001. The decrease was primarily attributed to the decrease in cash and cash equivalents offset by interest income received from refunds of state income taxes. Interest expense in 2002 was $0.6 million compared to $0.4 million in 2001. Gross interest expense from borrowings under our credit agreement in 2002 was $1.8 million compared to $0.5 million in 2001. Interest expense capitalized as part of our construction of the Milwaukee Journal Sentinel production facility in 2002 was $1.2 million compared to $0.1 million in 2001.

The effective tax rate on continuing operations was 43.2% in 2002 compared to 42.0% in 2001. The difference between the statutory federal and state income tax rate and the effective income tax rate was primarily the result of the litigation that was settled during 2002 and a non deductible excise tax related to funding of the pension plan obligations of $44.7 million in 2002.

Earnings per Share

Our basic and diluted earnings per share in 2002 were $0.73, an increase of $0.16, compared to basic and diluted earnings per share of $0.57 in 2001. Earnings per share amounts are presented on a generally accepted accounting principles basis (discussed in Note 1 in our Notes to Consolidated Financial Statements).

Discontinued Operations

In January 2002, we announced the closure of the Fox Cities Newspapers, located in Appleton, Wisconsin, which published six community newspapers. These community newspapers were part of the publishing reportable segment.

On April 29, 2002, the board of directors of our French printing services subsidiary, IPC Communication Services, S.A., a business in our printing services segment, approved a resolution to proceed to close IPC Communication Services, S.A. through a liquidation process. The remaining operations of IPC Communication Services, S.A., were turned over to a liquidator on December 31, 2002.

The operations of the Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in our consolidated financial statements and, accordingly, prior periods have been restated to reflect this treatment.

Net revenue from discontinued operations in 2002 was $3.3 million, a decrease of $11.9 million, or 78.3%, compared to $15.2 million in 2001. Net assets of discontinued operations at December 31, 2002 were zero and $3.3 million at December 31, 2001. Loss from discontinued operations in 2002 was $7.2 million compared to $2.2 million in 2001. Applicable income tax benefits were $6.6 million and $0.5 million in 2002 and 2001, respectively.

Cumulative Effect of Accounting Change

Effective January 1, 2002, we adopted Statement No. 142, “Goodwill and Other Intangible Assets.” Under Statement No. 142, goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but are reviewed for impairment and written down and charged to operations when their carrying amounts exceed their estimated fair values. We performed transitional impairment tests on the carrying value of our goodwill and indefinite-lived intangible assets as of January 1, 2002. The resulting impairment charges of $7.7 million ($6.5 million after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in our consolidated condensed statements of earnings.

Initial Public Offering and Tender Offer

Immediately prior to our initial public offering, the shareholders of Old Journal (including Journal Employees’ Stock Trust (which we refer to as “JESTA”)), Matex Inc. and Abert Family Journal Stock Trust (the latter two of which we refer to as the “Grant family shareholders”) effected a share exchange with New Journal pursuant to which JESTA and the Grant family shareholders exchanged each share of their Old Journal common stock for three shares of New Journal class B common stock (divided as equally as possible into class B-1 common stock and class B-2 common stock) and following which Old Journal became a wholly owned subsidiary of New Journal (we refer to this transaction as the “share exchange”). JESTA then terminated and distributed the class B common stock that it received in the share exchange to its former unitholders on a three-shares-for-one-unit basis, with such shares divided as equally as possible into class B-1 common stock and class B-2 common stock. There is no public trading market for the class B common stock, although shares can be sold to eligible purchasers under our articles of incorporation.

Immediately after the share exchange and immediately before the termination of JESTA and the closing of the initial public offering, the Grant family shareholders exchanged approximately 41.5% of their class B shares they received in the share exchange for 3,264,000 shares of class C common stock.

After the completion of our share exchange and the termination of JESTA, we effected an initial public offering of 19,837,500 shares of our class A common stock, of which 19,441,500 shares were sold by us and 396,000 by the Abert Family Journal Stock Trust. Net proceeds to us were approximately $266.6 million.

On October 3, 2003, we commenced our tender offer to purchase up to 22,674,401 shares, or approximately $340.1 million worth of our class B-1 common stock. The tender offer expired on November 3, 2003 and we purchased and immediately retired 19,999,752 shares, or approximately $300.0 million (plus related expenses) worth of class B-1 common stock. The purpose of the tender offer was to allow our class B shareholders, who are employee and former employee investors in JESTA, to obtain liquidity for a certain portion of their shares so that they could reduce their personal debt previously incurred to purchase units of beneficial interest in that trust. The tender offer was contemplated and disclosed to our shareholders prior to the share exchange and as part of the initial public offering in order to effect a “synthetic secondary” offering.

As of September 29, 2003, prior to our share exchange, we believe that employee and former employee investors had outstanding balances under demand notes secured by pledges of JESTA units totaling approximately $434.4 million. After the tender offer, we believe employees’ and former employees’ outstanding balances were $232.4 million. A shareholder who wished to tender shares in the tender offer that were pledged to a lender was required to receive a release from the lender and, unless written instructions were given to the contrary, 80% of the purchase price for the class B-1 shares was paid directly to the lender and the remaining 20% directly to the shareholder.

Liquidity and Capital Resources

We have a $350 million unsecured revolving credit facility expiring on September 4, 2008. The interest rate on borrowings are either LIBOR plus a margin that ranges from 87.5 basis points to 150 basis points, depending on our leverage, or the “Base Rate,” which equals the higher of the prime rate set by U.S. Bank, N.A. or the Federal Funds Rate plus one percent per annum. As of March 28, 2004 we had borrowings of $56.3 million under the facility at the weighted average interest rate of 2.01%. Fees of $2.0 million in connection with the facility are being amortized over the term of the facility using the straight-line method which approximates the effective-interest method. The material covenants of this agreement include the following:

•	A consolidated funded debt ratio as determined for the four fiscal quarter period preceding the date of determination of not greater than 3.0:1.0. As of March 28, 2004, the consolidated funded debt ratio was 0.34.

•	A fixed charge coverage ratio as determined for the four fiscal quarter period preceding the date of determination of not less than 1.75:1.0. As of March 28, 2004, the fixed charge coverage ratio was 2.73.

•	A consolidated tangible net worth as of the end of any quarter of not less than $200 million. As of March 28, 2004, consolidated tangible net worth was $350.5 million.

•	Consolidated capital expenditures during any fiscal year of not more than $75 million. From January 1, 2004 through March 28, 2004, consolidated capital expenditures were $5.5 million.

•	A consolidated rent expense during any fiscal year of not more than $40 million. From January 1, 2004 through March 28, 2004, consolidated rent expense was $6.2 million.

Cash balances were $6.3 million at March 28, 2004. We believe our expected cash flows from operations and borrowings available under our credit facility will adequately meet our needs for the foreseeable future.

Cash Flow for First Quarter Ended March 28, 2004

Cash provided by operating activities was $36.3 million in the first quarter of 2004 compared to $37.6 million in the first quarter of 2003. The decrease is primarily attributed to the lower accounts payable balance in the first quarter of 2004 compared to the first quarter of 2003.

Cash used for investing activities was $5.6 million in the first quarter of 2004 compared to $16.8 million in the first quarter of 2003. Capital expenditures for property and equipment were $5.5 million in the first quarter of 2004 and $16.8 million in the first quarter of 2003. In the first quarter of 2003, we were continuing to invest in the equipment and the building for our daily newspaper production facility.

Cash used for financing activities was $32.9 million in the first quarter of 2004 compared to $24.6 million in the first quarter of 2003. Borrowings under our new credit facility during the first quarter of 2004 were $36.9 million and we made payments of $64.6 million. We decreased our borrowing under our old credit agreement by $16.8 million in the first quarter of 2003. We paid cash dividends of $5.2 million and $7.8 million in the first quarter of 2004 and 2003, respectively.

Cash Flow for Year Ended December 31, 2003

Cash provided by operating activities was $128.7 million in 2003 compared to $86.1 million in 2002. The increase is primarily attributed to a decrease in other operating assets and liabilities which included funding of the pension plan obligations of $44.7 million in 2002.

Cash used for investing activities was $40.4 million in 2003 compared to $51.4 million in 2002. Capital expenditures for property and equipment were $39.7 million in 2003 and $53.2 million in 2002. We continued to invest in the equipment and the building for our daily newspaper production facility and upgrades to our telecommunications fiber optic network plus upgrades to our facilities and technology equipment at our broadcasting business. As of December 31, 2003 we have spent $112.1 million on the newspaper production facility, which is now essentially complete. Acquisition of businesses was $6.8 million in 2003 representing the purchases of two radio stations in the Springfield, Missouri market, KZRQ-FM and KSGF-FM, by our broadcasting business and the Antigo Area Shopper’s Guide by our community newspapers and shoppers business. In 2003 we had $6.3 million of proceeds from the sales of assets compared to $1.5 million in 2002. The increase was primarily attributable to $3.3 million received for the sale of property at our other reportable segment.

Cash used for financing activities was $88.3 million in 2003 compared to $31.7 million in 2002. Cash used for financing activities was primarily the result of our permanent capital process. We received $266.6 million in proceeds from our initial public offering. We used these proceeds and funds from our new credit facility to purchase class B-1 shares from our current and former employees through a self-tender offer. Cash used for the tender offer was $300.3 million. We decreased our borrowing under our old credit agreement by $90.8 million in 2003 compared to the increase in borrowing of $86.3 million in 2002. Borrowings under our new credit facility during 2003 were $111.5 million and we made payments of $27.5 million. The increased borrowing in 2002 was primarily used to purchase units of beneficial interest from employees and former employees. In 2003, there were $2.1 million of purchases and redemptions of units and no sales of units due to the suspension of trading in the third quarter of 2002 compared to purchases of units of $125.3 million and sales of units of $38.9 million in 2002. We paid cash dividends of $44.1 million and $31.6 million in 2003 and 2002, respectively. We paid a special dividend of $0.20 per share on each class B share outstanding immediately following the share exchange, or $15.5 million.

Cash used for discontinued operations was $3.4 million in 2002.

Contractual Obligations

Our contractual obligations as of December 31, 2003 are summarized below.

	Payments Due by Period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Long-term notes payable to banks (1)	$90.7	$1.7	$3.4	$85.7	$—
Operating leases	56.2	13.2	17.0	9.7	16.3
Purchase commitments	88.6	31.8	56.3	0.2	0.2
Other long-term liabilities	3.1	0.7	1.0	0.3	1.1

Total	$238.6	$47.4	$77.7	$95.9	$17.6

(1)	Includes the associated interest calculated on our borrowings of $84.0 million outstanding as of December 31, 2003 at the LIBOR based rate of 2.00%.

Our long-term notes payable to banks consists of a $350 million unsecured revolving credit facility which expires on September 4, 2008. As of December 31, 2003, we had borrowings of $84.0 million under the facility. Other long-term liabilities consist primarily of obligations for non-compete agreements resulting from acquisitions and deposits received from subleases of building operating leases. We lease office space, certain broadcasting facilities, distribution centers, printing plants and equipment under both short-term and long-term leases accounted for as operating leases. Some of the lease agreements contain renewal options and rental escalation clauses, as well as provisions for the payment of utilities, maintenance and taxes by us. A purchase commitment for newsprint for our publishing businesses, which runs through 2006, from a newsprint supplier, was $80.3 million as of December 31, 2003. The commitment is based on market prices for quantities we determine will meet our newsprint requirements over the term of the contract, but we have no obligation to purchase any particular quantities. In the unlikely event that newsprint is no longer required in our business, our commitment would expire without obligation. Purchase commitments related to capital expenditures for our daily newspaper’s new production facility were approximately $1.2 million as of December 31, 2003. In addition, we have the right to broadcast certain television programs during the years 2004-2009 under contracts aggregating $7.0 million.

We do not engage in off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships with unconsolidated entities or other persons that may have a material current or future effect on our financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses. We do not rely on off-balance sheet arrangements for liquidity, capital resources, market risk support, credit risk support or other benefits.

Critical Accounting Policies

Our management’s discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related footnote disclosures. On an on-going basis, we evaluate our estimates, including those related to doubtful accounts, property and equipment, intangible assets, income taxes, litigation, pension and other postretirement benefits. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for doubtful accounts

We evaluate the collectibility of our accounts receivable based on a combination of factors. We specifically review historical write-off activity by market, large customer concentrations, customer creditworthiness and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (such as bankruptcy filings, credit history, etc.), we record a specific reserve for bad debts against amounts due us to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past loss history, the length of time the receivables are past due and the current business environment. If our evaluations of the collectibility of our accounts receivable differ from actual results, increases or decreases in bad debt expense and allowances may be required.

Property and equipment

We assign useful lives for our property and equipment based on our estimate of the amount of time that we will use those assets and we have selected the straight-line method to depreciate the majority of the property and equipment. A change in the estimated useful lives or the depreciation method used could have a material impact upon our results of operations.

We evaluate our property and equipment for impairment whenever indicators of impairment exist. Accounting standards require that, if the sum of the future cash flows expected to result from a company’s assets, undiscounted and without interest charges, is less than the carrying amount of the asset, an asset impairment must be recognized in the financial statements. The estimated future cash flows related to an asset or group of assets is highly susceptible to change because we must make assumptions about future revenue and the related cost of sales. Changes in our assumptions could require us to recognize a loss for asset impairment.

Impairment of goodwill and indefinite-lived intangibles

Goodwill and broadcast licenses account for 32.6% and 31.9% of total assets in 2003 and 2002, respectively. The annual impairment tests for goodwill and broadcast licenses under Statement No. 142 require us to make certain assumptions in determining fair value, including assumptions about cash flow growth rates of our businesses. Additionally, the fair values are significantly impacted by factors including competitive industry valuations and long-term interest rates that exist at the time the annual impairment tests are performed. Accordingly, we may incur additional impairment charges in future periods under Statement No. 142 to the extent we do not achieve our expected cash flow growth rates, and to the extent that market values and long-term interest rates in general decrease and increase, respectively.

Accrued Income Taxes

The Internal Revenue Service and various state Departments of Revenue routinely examine our federal and state tax returns. From time to time, the IRS and the state Departments of Revenue may challenge certain of our tax positions. We believe our tax positions comply with applicable tax law and we would vigorously defend these positions if challenged. The final disposition of any positions challenged by the IRS or state Departments of Revenue could require us to make additional tax payments. Nonetheless, we believe that we have adequately reserved for any foreseeable payments related to such matters and consequently do not anticipate any material earnings impact from the ultimate resolution of such matters.

Accrued Litigation

We are subject to various legal actions, administrative proceedings and claims. When necessary, we may need to record a liability for an estimate of the probable costs for the resolution of such claims. The estimate would be developed in consultation with counsel and would be based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We believe that such unresolved legal actions and claims would not materially affect our results of operations, financial position or cash flows.

Employee Benefits

We are self-insured for a majority of our employee related health and disability benefits and workers compensation claims. A third party administrator is used to process all claims. Liabilities for unpaid claims are based on our historical claims experience. Liabilities for workers compensation claims are developed from actuarial valuations. Actual amounts could vary significantly from such estimates which would require us to record additional expense in the future.

We rely upon actuarial valuations to determine pension costs and funding. We provide the actuarial firms with certain assumptions that have a significant effect on our obligations, such as:

•	the discount rate—used to arrive at the net present value of the obligations and expense;

•	the return on assets—used to estimate the growth in invested asset value available to satisfy certain obligations;

•	the salary increases—used to calculate the impact future pay increases will have on postretirement obligations; and

•	the employee turnover statistics—used to estimate the number of employees to be paid postretirement benefits.

The weighted average assumptions used in accounting for pension benefits and other postretirement benefits for 2003 and 2002 are:

	Pension Benefits		Other Postretirement Benefits
	2002	2003	2002	2003
Discount rate for expense	7.25%	6.75%	7.25%	6.75%
Discount rate for obligations	6.75	6.25	6.75	6.25
Rate of compensation increases	4.50	4.50	—	—
Expected return on plan assets	9.50	8.50	—	—

Moody’s 10-year Aa Corporate bonds, as of the measurement date, is the benchmark we use to determine the assumed discount rate. We make other assumptions that affect the accounting for pension benefits, such as the expected rate of return on plan assets and the rate of compensation increase. Changes in these assumptions affect the benefit obligations and the service and interest cost components of the pension plan and the other postretirement plan and the required funding of the pension plan. We review these assumptions on an annual basis.

We also rely upon actuarial valuations to determine postretirement benefit costs other than pension. We provide the actuarial firms with the assumption of the discount rate and medical cost inflation. These assumptions could have a significant effect on our obligation. The discount rate is used to arrive at the net present value of the obligation. The medical cost of inflation is used to calculate the impact future medical costs would have on postretirement obligations.

New Accounting Standards

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities,” which requires the consolidation of variable interest entities (VIEs). VIEs are entities for which control is achieved through means other than voting rights. The consolidation requirements of FIN No. 46 were applicable immediately to all VIEs in which an interest was acquired after January 31, 2003. For VIEs in which an interest was acquired before February 1, 2003, the consolidation requirements of FIN No. 46 are generally effective at the end of the fiscal year 2004. Since we are not party to any VIE arrangements, FIN No. 46 is not expected to have any impact on our consolidated financial statements.

In June 2002, Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” was issued. Statement No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. It requires, among other things, that a liability for a cost associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred rather than at the commitment date to the exit or disposal plan. The provisions for Statement No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, Statement No. 146 may affect when future costs associated with exit or disposal activities are recognized.

In February 2003, we announced the closure of our CD-ROM mastering and replication facility, a part of our printing services business. We recorded $0.9 million in closure costs in 2003.

Effect of Inflation

Our results of operations and financial condition have not been significantly affected by general inflation. We have reduced the effects of rising costs through improvements in productivity, cost containment programs and, where the competitive environment exists, increased selling prices. However, changes in newsprint prices could have an impact on costs, which we may not be able to offset fully in our pricing or cost containment programs.

Market Risk

We are exposed to market risk stemming from changes in interest rates on our long-term notes payable to banks and in prices for newsprint. Changes in these factors could cause fluctuations in our net earnings and cash flows.

Interest rates on our long-term notes payable to banks are variable. The interest rate on the current unsecured revolving credit facility is either at LIBOR plus a margin that ranges from 87.5 basis points to 150 basis points, or the “Base Rate,” which equals the higher of the prime rate set by U.S, Bank, N.A. or the Federal Funds Rate plus one percent annum. Average interest rates on borrowings under our new credit facility were 2.3% in 2003. If interest rates had been 100 basis points higher, our annual interest expense would have increased $0.7 million, assuming comparable borrowing levels.

We currently purchase approximately 95% of our estimated newsprint requirements from two suppliers. We pay market prices for quantities we determine will meet our requirements. The remaining 5% of our newsprint could come from these suppliers or from other suppliers in the spot market. Price fluctuations for newsprint can have a significant effect on our results of operations. The average net price per ton was $478 in 2003. Based on the average net price per ton in 2003 and consumption of newsprint in 2003, a $10 per ton increase or decrease in the price of newsprint would increase or decrease our total cost of newsprint by $0.8 million. We have not entered into derivative instruments to manage our exposure to newsprint price risk.

BUSINESS

We are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. We publish the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and more than 90 community newspapers and shoppers in eight states. We own and operate 38 radio stations and six television stations in 11 states. Through our telecommunications subsidiary, Norlight Telecommunications, Inc., we own and operate a regional fiber optic network and provide integrated data communications solutions for small and mid-size businesses in seven states. We also provide a wide range of commercial and publication printing services including magazines, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment. During 2003, we completed the permanent capital transaction, which included the listing of our class A common stock on the New York Stock Exchange and was designed to facilitate strategic expansion of our business and reduction of personal debt held by our employee and former employee shareholders.

In 2003, our total operating revenue was $798.3 million, 58.6 % of which was generated from our publishing and broadcasting operations, 18.7% from telecommunications and 22.7% from printing services and other operations.

We were founded in 1882 as a newspaper publisher serving Milwaukee, Wisconsin. Our media business mix was expanded in 1927 when we signed on WTMJ radio station, and again in 1947 when we put WTMJ-TV on the air. In 1937, Harry J. Grant founded our employee ownership plan, which contributed significantly to our company’s positive culture and growth and has served as a competitive advantage for our company. We have been able to attract and retain motivated people who have a passion for the business and a level of commitment and sense of accountability that is heightened due to their participation in ownership. Our culture is reinforced by our strong commitment to high ethical standards.

Over the last decade, we have acquired and integrated approximately 40 businesses, most of which have been acquisitions of publishing or broadcasting properties. Our 1999 purchase of the Great Empire radio group, consisting of 13 radio stations, was our largest acquisition during this period. As a result of these acquisitions, we have significantly expanded our diversified media operations beyond our Milwaukee base. We plan to continue to search for acquisitions that fit our growth strategy, focusing on TV and radio broadcast stations in both existing markets and in new markets with an economic profile similar to those we presently serve.

We believe our principal competitive strengths include:

•	Entrepreneurial Employee Ownership. Our entrepreneurial culture is fostered by our employee ownership tradition that began in 1937 with the creation of an employee stock trust. For the last 67 years, employee ownership has driven shareholder value by enabling us to attract and retain motivated people with a high level of commitment to our business and whose spirit of teamwork has significantly energized our company. Since the completion of our initial public offering in September 2003, our employees and former employees have owned our class B shares, which have greater voting power than our other classes of common stock. As of the date of this prospectus, we have approximately 3,160 employee and former employee holders of our class B shares, none of whom own more than 1% of our class B shares and who together control approximately 87% of our total voting power. We expect that these shareholders will continue to control approximately 84% of our total voting power if the tender offer we discuss in this prospectus is fully subscribed. We believe this level of employee ownership will perpetuate our entrepreneurial culture where employees focus on business results and take personal responsibility for achievement of company goals.

•

Leading Market Position in Wisconsin.    Our diversified media and communications businesses have a strong market position in Wisconsin and particularly in the southeastern region of the state. We own and operate two radio stations and a television station in the Milwaukee market, serving our 10 county Designated Market Area and its population of 2.2 million, and we recently announced agreements to acquire WGBA-TV, an NBC affiliated television station, and to provide programming services pursuant to an existing local marketing agreement for WACY-TV, a UPN affiliated television station, in the Green Bay/Appleton market, the 68th largest television market in the country serving a population of approximately 1.0 million in eastern Wisconsin. The purchase price for WGBA-TV is approximately $43.3 million. Subject to FCC approval, we currently expect to complete the acquisition of WGBA-TV by the end of 2004. We also publish the only major daily newspaper and 44 community newspapers and shoppers in the Milwaukee metropolitan area. We publish a total of 61 community newspapers and shoppers throughout Wisconsin. Finally, through our telecommunications business, we own and operate an extensive fiber optic network that serves customers throughout Wisconsin as well as six adjacent states.

•	Broadcasting Presence in Mid-Sized Growth Markets. In addition to our Wisconsin operations, we own and operate 41 other broadcasting assets in mid-sized growth markets with diversified economies such as Las Vegas, Nevada, Tucson, Arizona and Palm Springs, California, many of which have large universities or state capitals, such as Boise, Idaho. We believe that mid-sized growth markets are attractive because they offer potential for population growth, often have fewer media competitors than larger markets, derive a significant portion of their revenue from local advertisers and offer opportunities for further consolidation. In addition, our presence in mid-sized growth markets allows us to effectively pursue our strategy of identifying radio format opportunities, music selection and rotation, presentation and other key programming attributes that we believe will best position each station to develop a distinctive local brand identity, which we believe will enable us to effectively compete with larger diversified media companies.

•	Profitable and Differentiated Telecommunications Business. Norlight, our telecommunications business, has been operating for over 30 years. Our telecommunications network covers approximately 4,400 route miles primarily in the Great Lakes region, terminating not only in large cities such as Milwaukee and Chicago, but also in second and third tier markets such as Green Bay, Battle Creek and Rochester, Minnesota where fewer competitors have facilities. We believe our disciplined approach has allowed us to build a sophisticated fiber optic network while still generating substantial returns on invested capital. We further believe that our extensive network penetration, financial stability and reputation for high quality customer service differentiates us from many of our competitors. While we continue to experience ongoing trends of price reductions and service disconnections in our wholesale telecommunications business (which we expect to result in further decreases in our telecommunications revenue and earnings), we are experiencing growth in our enterprise telecommunications business, which accounted for approximately 38.6% of our telecommunications revenue in 2003. We believe our enterprise telecommunications business will offer continued opportunities for growth and intend to pursue growth by leveraging our data expertise and introducing new products and technologies. In addition, our product development plans enhance our position as a provider of integrated data solutions. During the first quarter of 2004, we’ve added new products including an integrated web and audio conferencing service and a spam and anti-virus protection service. We also plan to introduce products to enhance our managed security and data center services offerings and a pilot managed internet protocol telephony service.

•	Diversified Sources of Operating Cash Flow and Strong Balance Sheet Position. Our operating cash flow is supported by a diverse group of businesses which helps reduce risks associated with any single business and mitigates our exposure to economic and advertising cycles. We also maintain a strong balance sheet position with $56.3 million of debt as of March 28, 2004. We believe the combination of diversified sources of operating cash flows, a strong balance sheet and access to capital provide sufficient resources to take advantage of growth opportunities and meet our growth objectives.

•	Experienced Management Team. Our senior management team has a long history with our company and in our industries. Members of our senior management team have broad experience in the publishing, broadcasting and telecommunications businesses. Each of our chief executive officer, president and chief financial officer has served as a president of one of our business units, and our 17 executive officers have an average tenure of 15 years with our company. This combination of in-depth experience in operations and knowledge of our culture has allowed this team to successfully acquire and integrate approximately 40 acquisitions over the past decade.

We intend to continue to leverage our competitive strengths to grow our company. We believe the following strategies can provide us with significant growth opportunities in the future:

•	Continue Improvement in Operating Performance and Margin Expansion. In the second half of 2003 and first quarter of 2004, we realized significant margin expansion from a variety of sources, including operating efficiencies provided by our new newspaper production facility (which became operational in April 2003) as well as format changes, management initiatives and cost containment measures at certain of our broadcast facilities that have reduced expenses and, in certain markets, increased ratings and revenue. We intend to continue to promote our cost reduction initiatives and best operating practices across our businesses, as well as pursue market share and ratings growth in our broadcast business. We believe these ongoing efforts will generate increased revenue, operating efficiency, and continue to drive operating margin improvement.

•	Continue Our Broadcast Acquisition Program. Over the last six years, we have acquired 30 broadcast stations in six geographic markets. Prior to our ownership, many of these stations were owned by smaller, local operators lacking the management or financial resources of our company. Through these acquisitions, we have diversified our broadcasting business, expanded our knowledge of new geographic markets and increased our experience with integrating acquisitions. Utilizing our strong cash flow and balance sheet position, we will continue to seek to acquire and integrate broadcast stations in certain existing markets, as well as in new markets with profiles similar to those we presently serve. An example of this strategy is our recently announced agreements to acquire a television station and provide programming services to another television station in the Green Bay/Appleton market. In addition, through our acquisitions we seek to create “clusters” of multiple stations in our markets. Operating our stations in clusters allows us to optimize targeted audience delivery and create effective market-based solutions for our advertisers.

•	Continue Disciplined Investment in Our Telecommunications Business. We intend to prudently reinvest capital in our telecommunications business so we can remain a premier regional provider of carrier and enterprise services. As part of that strategy, we will continue to look for opportunities to minimize network construction costs through fiber swaps and joint builds. In addition, as we plan network expansion opportunities we are seeking anchor customers to minimize the risk of under-utilized facilities. In developing our telecommunications network, we have employed a highly disciplined approach to cost control and capital investment, including initiating most significant capital investments after anchor customers made purchase commitments and working with other providers when building network to share costs or trade facilities and reduce our capital investment. We have also recently undertaken development of a variety of new products and technologies. This careful and disciplined approach to the investment of new capital is designed to provide our customers with quality service while continuing to generate returns on our invested capital.

The operating revenue generated by each operating segment, as a percentage of our consolidated operating revenue, for the last three years is shown below:

	2001	2002	2003
Publishing	39.6%	38.8%	39.7%
Broadcasting	16.7	19.1	18.9
Telecommunications	18.8	18.6	18.7
Printing Services	14.2	12.2	10.8
Other	10.7	11.3	11.9

Total	100.0%	100.0%	100.0%

More information regarding us is available at our website at www.jc.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports are made available to the public at no charge, other than a reader’s own internet access charges, through a link appearing on our website. We provide access to such material through our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Publishing

Our publishing business consists of our daily newspaper, the Milwaukee Journal Sentinel, and our community newspapers and shoppers. Our publishing business accounted for 39.7% of our operating revenue and 29.3% of our operating earnings for the year ended December 31, 2003. Within our publishing segment, our daily newspaper accounted for 69.3% of our publishing operating revenue and 87.3% of our publishing operating earnings in 2003. See Note 13 to our Consolidated Financial Statements for additional financial information regarding our publishing business.

Daily Newspaper

Published continuously from 1882, our daily newspaper has the largest circulation of all newspapers published in Wisconsin, with a circulation of approximately 438,000 on Sunday and 243,000 daily. The Milwaukee Journal Sentinel serves as the only major daily and Sunday newspaper for the Milwaukee metropolitan area. According to a 2003 readership survey conducted by Scarborough Research, the Sunday Milwaukee Journal Sentinel ranks number two in readership penetration among the 50 largest geographic markets in the United States, and the daily newspaper ranks number three. These rankings are calculated by dividing the number of adults reading the newspaper in a newspaper’s Metropolitan Statistical Area by the number of persons over the age of 18 in the newspaper’s MSA. The Milwaukee Journal Sentinel’s MSA, which ranks among the top 50 in the United States, consists of Milwaukee, Waukesha, Washington and Ozaukee counties. In addition, according to data published by the Audit Bureau of Circulations, for the six month period ended September 30, 2003, the Milwaukee Journal Sentinel’s Sunday circulation ranked number 23 in the United States.

We have won numerous recent print media awards, including:

•	2004 National Headliner Awards, first place for News Series;

•	2003 National Headliner Awards, first place for local interest column;

•	2002 Inland Press Association, first place for explanatory writing, editorial excellence and news picture contest; second place for front page contest;

•	2002 Annual Society for News Design, three awards for excellence, illustration and photography; and

•	2002 Better Newspaper Contest conducted by the Wisconsin Newspaper Association, Newspaper of the Year among the state’s largest newspapers.

In addition to our traditional print media, we operate a number of websites that provide editorial and advertising content, including JSOnline.com and OnWisconsin.com. Also, we have developed a subscription-based website, Packerinsider.com, dedicated to coverage of the Green Bay Packers, to which viewers must pay to subscribe. Our online revenue exceeded its direct operating costs for the first time in 2003, and we continue to seek ways to best serve the growing population interested in deriving news from the Internet.

Our new production facility, which became operational in April 2003, is the largest capital investment in our history at a cost of $113 million. The 448,750 square-foot facility is on a 41-acre site in an industrial area in the village of West Milwaukee. The facility houses all printing, packaging, inserting, recycling and transportation processes for the Milwaukee Journal Sentinel. Our new presses and related printing processes are providing improved print reproduction quality and increased productivity, as well as additional opportunities for commercial printing revenue from third parties.

The Milwaukee Journal Sentinel is distributed primarily by independent contract carriers throughout southeastern Wisconsin and a small portion of northern Illinois. Agents deliver the Milwaukee Journal Sentinel to single copy outlets throughout the rest of Wisconsin.

Our primary goal is to grow readership, circulation, revenue and margins in our five-county primary market area (which we refer to as our “PMA”). While our efforts center on this five-county region, we also actively seek expansion opportunities in nearby market areas. In order to achieve this goal, we have developed strategies based on the findings of the nationwide survey of 37,000 newspaper readers by the Readership Institute at Northwestern University. This study, conducted in 2001 in about 100 markets including Milwaukee, concluded that the most important objective for the newspaper industry is readership growth. The Institute identified four cornerstones for increasing readership growth: compelling content, a strong brand, over-the-top customer service and a constructive culture. We have adopted those cornerstones as our strategic imperatives. The Milwaukee Journal Sentinel is focused on increasing the appeal of both its editorial and advertising content in order to better meet readers’ interests and to make the paper easier to read and navigate. We have undertaken concentrated efforts to develop, implement, communicate and track strategies to grow our well-established brand. As one of our top customer service priorities, we are committed to on-time delivery. Finally, we are focused on enhancing our constructive, collaborative internal culture to support additional readership growth.

Although the penetration of the Milwaukee Journal Sentinel among southeastern Wisconsin readers is generally high, the newspaper still has significant growth potential, especially in targeted ZIP codes in which the newspaper’s penetration level remains low.

The following table sets forth our circulation data based on Audit Bureau of Circulations averages for the six-month periods ending September 30:

	Average Net Paid Circulation
	1999	2000	2001	2002	2003
Daily	284,515	277,027	253,768	240,637	242,609
Sunday	460,103	461,025	455,862	434,023	437,578

The increase in average net paid circulation from September 30, 2002 to September 30, 2003 was caused primarily by a promotion in which we offered discounted subscription and single copy prices As a result, average net paid circulation increased by 0.8% for both our daily paper and our Sunday paper.

Circulation revenue accounted for 20.0% of our daily newspaper’s total operating revenue in 2003. The Milwaukee Journal Sentinel single copy prices are $0.50 for daily and $1.75 for Sunday in our PMA.

Preliminary figures for the six-month period ending March 31, 2004 indicate that daily average circulation declined approximately 5% and Sunday average circulation fell slightly less than 1% over the six-month period ended March 31, 2003. We believe these decreases are due to reduced discounting on renewal offers, which were targeted at already highly discounted subscriptions, a price increase on daily single copy sales in part of the PMA (primary market area), a cover price increase for both the daily and Sunday editions outside of the PMA, telemarketing “Do Not Call” legislation and persistent economic weakness. We intend to address this circulation decline through marketing efforts aimed at attracting new readership among younger adults.

Advertising revenue accounted for 77.7% of our daily newspaper’s total operating revenue in 2003. We have set forth in the table below annual advertising volume for the Milwaukee Journal Sentinel (measured in column inches) and the number of preprints (which are individual customer’s advertisements that are provided by the customer and that are inserted into the newspapers) inserted into the Milwaukee Journal Sentinel’s daily and Sunday editions and its total market coverage (TMC) product, Weekend Plus, for the last five calendar years. We believe the advertising volume decline during 2003 in “full run” (which refers to advertisements that are published in all editions of the newspaper, as opposed to “part run” which refers to advertisements published in only certain editions of the newspaper) was a result of advertisers switching to preprints and direct mail and the downturn in employment advertising. We believe more advertisers are switching to preprints because preprints can offer better opportunities for targeted advertising, better print quality and, possibly, lower cost.

	Annual Advertising Linage
	1999	2000	2001	2002	2003
	(inches in thousands)
Full run in column inches	1,987.0	2,015.2	1,763.0	1,668.3	1,653.3
Part run in column inches	15.4	24.2	70.7	80.3	124.9
Preprint pieces (in millions)	659.0	665.7	719.5	760.5	834.6

Community Newspapers and Shoppers

We own and operate more than 90 community newspapers and shoppers and six printing plants through our subsidiary, Journal Community Publishing Group (formerly known as Add, Inc.). Advertising revenue and circulation revenue accounted for 68.6% and 2.9%, respectively, of our community newspapers’ and shoppers’ total operating revenue in 2003. We publish 40 shoppers with a combined circulation of more than 780,000 each week. Shoppers are free publications, primarily carrier-delivered to each household in a geographic area, featuring advertisements primarily from local and regional businesses. A few of our shoppers also include local interest stories and weekly columns, such as fishing/hunting reports, obituaries and television listings. These shoppers are delivered to various communities in Wisconsin, Ohio, Louisiana, Vermont and Massachusetts.

We publish 47 community newspapers, with a combined paid and unpaid circulation of more than 300,000 weekly. Our community newspapers focus on local news and events that are of interest to the local residents. In some markets, our community newspapers are the only source of local news. These local newspapers serve communities in Wisconsin, Connecticut and Florida.

We also publish 11 niche publications that appeal to a very specific advertiser and reader. A few examples of the niche products are automotive and boating focused publications. We provide niche publications in Wisconsin, Louisiana, Florida and New York.

In addition to our publishing operations, we also provide commercial printing services including cold-web printing, sheet-fed printing, electronic prepress, bindery and inserting mostly for other weekly and monthly publications. Revenue from commercial printing accounted for 28.5% of our community newspapers’ and shoppers’ total operating revenue in 2003.

Our community newspapers, shoppers and niche publication groups are:

	2003 Average Weekly Circulation	Number of
		Newspapers	Shoppers	Niche Publications
North Wisconsin	291,000	4	10	4
Ohio	204,000	—	9	—
This Week Papers-Wisconsin	194,000	—	11	—
Louisiana	151,000	—	2	3
New York/Connecticut	131,000	10	—	1
Hartland—Wisconsin	112,000	6	4	—
CNI Papers—Wisconsin	67,000	23	—	—
Florida	67,000	4	—	1
Vermont/Massachusetts	69,000	—	4	—
Mariner—Florida	47,000	—	—	2

Newsprint

The basic raw material of newspapers is newsprint. We currently purchase approximately 95% of our estimated newsprint requirements from two suppliers. We pay market prices for quantities we determine will meet our requirements. The remaining 5% of our newsprint could come from these suppliers or from other suppliers in the spot market.

We believe we will continue to receive an adequate supply of newsprint for our needs. Newsprint prices fluctuate based upon market factors, which include newsprint production capacity, inventory levels, demand and consumption. Price fluctuations for newsprint can have a significant effect on our results of operations. The average net price per ton was $478 in 2003 compared to an average net price per ton of $442 in 2002. Our consumption of newsprint decreased to 78,605 metric tons in 2003 from 79,774 metric tons in 2002, and our total cost of newsprint increased $1.6 million during 2003. Based on the average net price per ton in 2003 and consumption of newsprint in 2003, a $10 per ton increase or decrease in the price of newsprint would increase or decrease our total cost of newsprint by $0.8 million.

The decrease in consumption in 2003 is primarily attributed to the smaller page size printed on the daily newspaper’s new presses. This decrease in consumption was partially offset by an increase in consumption attributed to obtaining new printing business at our community newspapers and shoppers.

Industry and Competition

Newspaper publishing is the oldest segment of the media industry. Metropolitan and community newspapers often represent the dominant medium for local advertising due to their importance to the communities they serve. We believe newspapers continue to be one of the most effective mediums for retail and classified advertising because they allow advertisers to promote the price and selection of goods and to maximize household reach. Notwithstanding the advertising advantages newspapers offer, newspapers have many competitors for advertising dollars and paid circulation. These competitors include local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, yellow pages, the Internet and other media. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for circulation is based largely upon the content of the newspaper, its price, editorial quality, and customer service. On occasion, our businesses compete with each other for regional and local advertising, specifically in the Milwaukee market.

Advertising revenue is the largest component of a newspaper’s total operating revenue. Advertising rates at newspapers, free circulars and publications are usually based on market size, circulation, penetration, demographics and alternative advertising media available in the marketplace. Newspaper advertising revenue is cyclical. Our publishing business tends to see increased operating revenue due to increased advertising activity during certain holidays, in time for summer shopping and just prior to students returning to school. Advertising revenue is also generally affected by changes in national and regional economic conditions. Classified advertising is generally the most sensitive to economic cycles because it is driven primarily by the demand for employment, real estate transactions and automotive sales.

Although there are several major national newspaper companies, we believe that the newspaper publishing industry in the United States remains highly fragmented. Many smaller publications are owned and operated by individuals whose newspaper holdings and financial resources are generally limited. Further, we believe that relatively few daily newspapers have been established in recent years due to the high cost of starting a daily newspaper operation and building a franchise identity. Moreover, most markets cannot sustain more than one daily newspaper.

Broadcasting

Our broadcasting business is conducted through our wholly-owned subsidiary, Journal Broadcast Corporation (doing business as Journal Broadcast Group), and its subsidiaries, which together operate six television stations and 38 radio stations in 11 states. Our broadcasting business accounted for 18.9% of our operating revenue and 26.3% of our operating earnings for the year ended December 31, 2003. See Note 13 to our Consolidated Financial Statements for additional financial information regarding our broadcasting business.

Our radio and television stations focus on providing targeted and relevant local programming that is responsive to the interests of the communities in which they compete. We promote a local focus that allows our stations and clusters to serve listeners, viewers and advertisers more effectively, strengthens each station’s brand identity and allows our stations to provide effective marketing solutions for local advertisers by reaching their targeted audiences.

In two of our markets, Milwaukee, Wisconsin and Boise, Idaho, we own and operate both television and radio stations.

Radio Broadcasting

Based on the Fall 2003 Arbitron ratings book, we have the number one station in terms of station audience rank in five of the eight markets in which our radio stations operate, including in Milwaukee where WTMJ-AM has been the top rated radio station for 30 consecutive Arbitron rating periods. We have grown our radio operations primarily through acquisitions of stations in mid-sized growth markets. We have acquired 17 of our 38 radio stations since 1999. In 2003, operating revenue from radio operations accounted for 51.7% percent of our broadcasting operating revenue.

Our radio stations are:

Market and Station	City of License	Year Acquired	Format	Station Audience Rank(1)	Total Stations in Market(2)	FCC License Class(3)
Milwaukee, WI
WTMJ-AM	Milwaukee, WI	1927	News/Talk/Sports	1	31	B
WKTI-FM	Milwaukee, WI	1940	Adult Contemporary	5	31	B

Omaha, NE KOSR-AM	Omaha, NE	1995	Sports	19	23	C
KHLP-AM	Omaha, NE	1997	Talk	22	23	B
KEZO-FM	Omaha, NE	1995	Rock	1	23	C
KKCD-FM	Omaha, NE	1995	Classic Hits	9	23	C2
KSRZ-FM	Omaha, NE	1998	Hot Adult Contemporary	5	23	C
KOMJ-AM	Omaha, NE	1999	Adult Standards	11	23	B
KQCH-FM	Omaha, NE	1999	Contemporary Hits	10	23	C
KBBX-FM	Nebraska City, NE	1997	Regional Mexican	12	23	C1

Tucson, AZ
KFFN-AM	Tucson, AZ	1996	Sports Radio	23+	33	C
KMXZ-FM	Tucson, AZ	1996	Adult Contemporary	1	33	C
KZPT-FM	Tucson, AZ	1996	Hot Adult Contemporary	11	33	A
KGMG-FM	Oracle, AZ	1998	Rhythmic Oldies	13	33	C2

Knoxville, TN
WQBB-AM	Powell, TN	1998	Sports	16	21	D
WMYU-FM	Karns, TN	1997	Hot Adult Contemporary	12	21	A
WWST-FM	Sevierville, TN	1997	Contemporary Hits	3	21	C1
WKHT-FM	Knoxville, TN	1998	Rhythmic CHR	6+	21	A

Boise, ID
KGEM-AM	Boise, ID	1998	Adult Standards	12+	23	B
KJOT-FM	Boise, ID	1998	Rock	12+	23	C
KQXR-FM	Boise, ID	1998	Alternative Rock	2	23	C1
KTHI-FM	Caldwell, ID	1998	Classic Hits	3	23	C
KRVB-FM	Nampa, ID	2000	Adult Alternative	15	23	C
KCID-AM(4)	Caldwell, ID	1998	Oldies	N/A	23	C

Market and Station	City of License	Year Acquired	Format	Station Audience Rank(1)	Total Stations in Market(2)	FCC License Class(3)
Wichita, KS
KFTI-AM	Wichita, KS	1999	Classic Country	10+	22	B
KFDI-FM	Wichita, KS	1999	Country	1	22	C
KICT-FM	Wichita, KS	1999	Rock	5	22	C1
KFXJ-FM	Augusta, KS	1999	Classic Hits	9	22	C2
KYQQ-FM	Arkansas City, KS	1999	Regional Mexican	18	22	C
KMXW-FM	Newton, KS	2000	Hot Adult Contemporary	15	22	C1

Springfield, MO
KSGF-AM	Springfield, MO	1999	News/Talk	18	20	B
KTTS-FM	Springfield, MO	1999	Country	1	20	C
KSPW-FM	Sparta, MO	1999	Rhythmic Contemporary Hits	4	20	C2
KZRQ-FM	Mt. Vernon, MO	2003	Active Rock	9+	20	C3
KSGF-FM	Ash Grove, MO	2003	News/Talk	16+	20	C3

Tulsa, OK
KFAQ-AM	Tulsa, OK	1999	Talk	9	28	A
KVOO-FM	Tulsa, OK	1999	Country	4+	28	C
KXBL-FM	Henryetta, OK	1999	Classic Country	4+	28	C1

(1)	Station audience rank equals the ranking of each station, in its market, according to the Fall 2003 Arbitron ratings book. The ranking is determined based on the estimated share of persons 12 years and older listening during an average 15-minute increment (also known as “average quarterly hour,” or “AQH,” share) occurring Monday-Friday between 6:00 a.m. and midnight. A “+” indicates a tie with another station in the market.
(2)	Includes stations qualified to be reported in the Fall 2003 Arbitron ratings book. In order to be qualified to be reported, a station must have received five or more minutes of listening in at least 10 diaries in the market from 6:00 a.m. to midnight, Monday through Sunday, during the survey period.
(3)	The FCC license class is a designation for the type of license based upon the radio broadcast service area according to radio broadcast rules compiled in the Code of Federal Regulations.
(4)	KCID-AM did not qualify to be reported in the Fall 2003 Arbitron ratings book.

We employ a variety of sales-related and programming strategies. Our sales-related strategy includes maximizing our share of the local advertisers’ advertising spending. We believe that developing local station “clusters” allows us to maximize market share because it allows us to offer a variety of format alternatives to reach a broader range of local advertisers. Our programming strategy includes developing and retaining local on-air talent to drive ratings. We have long-term contracts with many of our on-air personalities. In addition, our Milwaukee radio station, WTMJ-AM, currently maintains exclusive radio broadcast rights for the Green Bay Packers, Milwaukee Bucks and Milwaukee Brewers, and arranges a statewide radio network for these organizations.

Most of our radio broadcasting operating revenue is generated from the sale of local advertising, with the balance generated from the sale of national advertising, political and issue advertising, network compensation and other sources. We base our advertising rates primarily on each station’s ability to attract audiences having certain demographic characteristics in the market areas which advertisers want to reach, as well as the number of stations competing in the market. Advertising rates generally are the highest during morning and evening drive-time hours. We have predetermined the number of commercials that are broadcast each hour, depending on the format of a particular station. We attempt to determine the number of commercials broadcast hourly that can maximize available revenue dollars without diminishing listening levels. Although the number of advertisements broadcast during a given time period may vary, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year, unless there has been a format change.

In an effort to maximize our operating margins, we undertook several initiatives in 2003 that continue in 2004, including increasing our focus on cost reduction at all of our broadcast facilities as well as product improvements and enhancing management strength in certain markets. For example, we have implemented a centralized management approach to certain functions such as engineering, IT, finance and human resources, in order to generate economies of scale and incorporate best practices. We intend to continue to explore cost reduction and efficiency measures across our businesses and pursue market share and ratings growth, which we believe will generate increased operating efficiency and increased revenue and continue to drive operating margin improvement.

We have successfully grown our radio group over the past several years by acquiring stations and aligning them in clusters within a market, in many cases building out the cluster around a lead station. For example, on November 26, 2003, we acquired the business and certain assets of two radio stations in the Springfield, Missouri market, a market in which we already owned three stations. We seek to build a unique and differentiated brand position at each station within a cluster so that we can offer distinct solutions for a variety of advertisers in any given market. This clustering strategy has allowed us to target our stations’ formats and sales efforts to better serve advertisers and listeners as well as leverage operating expenses to maximize the performance of each station and the cluster. We currently intend to continue our acquisition program following our cluster strategy in certain existing and new mid-sized growth markets.

Television Broadcasting

Based on the November 2003 Nielsen ratings book, we are ranked among the top three stations in terms of station audience rating in five of the six markets in which our television stations operate. As of November 2003, WTMJ-TV, our Milwaukee television station, had the top rated late night local newscast in its Designated Market Area in 46 of the previous 47 ratings periods (based on the percentage of the total potential household audience). In 2003, operating revenue from television operations accounted for 48.3% of our broadcasting operating revenue.

Our television stations are:

Station	Market	Year Acquired	Network Affiliation	Station Market Rank(1)	Station Audience Share(1)	Total Stations in Market(2)
WTMJ-TV	Milwaukee, WI	1947	NBC	1	14	11
KTNV-TV	Las Vegas, NV	1979	ABC	3+	7	12
WSYM-TV	Lansing, MI	1984	Fox	4+	5	7
KMIR-TV	Palm Springs, CA	1999	NBC	2+	9	10
KIVI-TV	Boise, ID	2001	ABC	2+	11	7
KSAW-TV(3)	Twin Falls, ID	2001	ABC	3+	5	6

(1)	Station market rank is based upon station audience ratings, which equal the percentage of the total potential household audience in the Designated Market Area. Station audience share equals the percentages of the audience in the Designated Market Area actually watching television. The percentages are based on surveys conducted 5:00 a.m. to 2:00 a.m., seven days a week, as published in the November 2003 Nielsen ratings book. A “+” indicates a tie with another station in the market.
(2)	Includes all television stations whose city of origin is within the Designated Market Area that meet the minimum reporting standards.
(3)	Low-power television station.

The affiliation by a station with one of the four major networks (NBC, ABC, CBS and Fox) has a significant impact on the composition of the station’s programming, revenue, expenses and operations. The success of our NBC affiliate stations in Milwaukee and Palm Springs is partially attributable to the strong ratings NBC network programming has generated in recent years. Likewise, lower ratings at ABC have contributed to the relative underperformance at our Las Vegas and Boise stations. We believe all of our television stations are strong affiliates with good relationships with the respective networks. We believe that both Las Vegas and Boise are markets with attractive demographic and growth profiles and that as a result, there is significant opportunity for growth and operating improvement at these stations. For example, in Las Vegas we have recently enhanced our management and re-launched our news product, which we believe has made our station more attractive to certain customers and has increased revenue in that market.

In all of our markets and regardless of network affiliation, we focus on developing leading local news programming and contracting for popular syndicated programming with the objective of maximizing our share of advertising spending in a given market. Based on the November 2003 Nielsen ratings book, we had the number one local late evening news program in two of our six markets (based on the percentage of the total potential household audience), including KMIR-TV in Palm Springs, California, and WTMJ-TV in Milwaukee.

We derive the vast majority of our television broadcasting revenue from advertising. Our television advertising revenue and rates in even-numbered years benefit from political, issue, and Olympics-related advertising. For example, political advertising revenue was $1.4 million in the first quarter of 2004 compared to $0.2 million in the first quarter of 2003, and we expect to continue to benefit from increased political advertising revenue through the remainder of 2004. In addition, NBC has purchased the right to broadcast the Olympics through 2012, and we expect higher operating revenue in these years because the expected increased ratings for our two NBC affiliates will allow them to sell advertising at premium rates.

We intend to pursue additional acquisitions of television stations, particularly stations in mid-sized growth markets with potential for operating improvement. For example, we recently entered into agreements to acquire a television station and provide programming services to another television station in Green Bay, Wisconsin. We may seek to add second stations in our existing markets and exploit other potential clustering or cross-ownership opportunities as they arise. We have also made substantial investments in digital transmission conversion equipment at our stations and are fully compliant with FCC mandates on digital transmission. We do not currently anticipate significant additional future capital investment associated with our digital transmission conversion.

Industry and Competition

We compete with other radio and television stations, newspapers, cable television, satellite television, direct mail services, billboards, the Internet and, in the future, may also compete with the emerging satellite radio technology for advertising dollars. We believe some of the factors an advertiser considers when choosing an advertising medium include its overall marketing strategy and reaching its targeted audience in the most cost-effective manner. In both radio and television broadcasting, operating revenue is derived primarily from advertising. Ratings, which estimate the number of viewers or listeners tuning in to a given station, highly influence competition in broadcasting because they affect the advertising rates the broadcaster can charge — higher ratings generally mean the broadcaster can charge higher rates for advertising. Advertising rates for both the radio and television broadcast industries are also based upon a variety of other factors, including a program’s popularity among the advertiser’s target audience, the number of advertisers competing for the available time, the size and demographic makeup of the market served and the availability of alternative advertising in the market. By having a cluster of several stations within one market, we can offer advertisers the opportunity to purchase air time on more than one of our stations in order to reach a broader audience.

Radio stations generate the majority of their revenue from the sale of advertising time to local and national spot advertisers and national network advertisers, primarily as a medium for local advertising. Changes in market demographics, the entry of competitive stations or the adoption of competitive formats by existing stations could result in lower ratings, which could in turn reduce advertising revenue. Technology can play an important role in competition as the ratings each station receives also depend upon the strength of the station’s signal in each market and, therefore, the number of listeners who have access to the signal. We continue to invest in the technology needed to maintain, and where possible, strengthen our signals.

Commercial television stations generally fall into one of three categories. The first category of stations includes those affiliated with one of the four major national networks (NBC, ABC, CBS and Fox). The second category comprises stations affiliated with newer national networks, such as UPN, WB and Paxson Communications Corporation (or PAX TV). The third category includes independent stations that are not affiliated with any network and rely principally on local and syndicated programming. Affiliation with a television network can have a significant influence on the operating revenue of a television station because the audience ratings generated by a network’s programming can affect the rates at which a station can sell advertising time. Generally, rates for national and local spot advertising sold by us are determined by each station, which receives all of the operating revenue, net of agency commissions, for that advertising. Rates are influenced by the demand for advertising time, the popularity of the station’s programming and market size.

Seasonal operating revenue fluctuations are common in the broadcasting industry and are primarily due to fluctuations in advertising expenditures by retailers and automobile manufacturers. Broadcast advertising is typically strongest in the second and fourth quarters of the year. This coincides with increased advertising around certain holidays. The second quarter tends to show an increase in automotive advertising as well as increases in tourism and travel advertising before the summer months. Because television and radio broadcasters rely upon advertising revenue, they are subject to cyclical changes in the economy. The size of advertisers’ budgets, which are affected by broad economic trends, affects the broadcast industry in general and the operating revenue of individual television and radio stations.

Telecommunications

We conduct our telecommunications business through our subsidiary, Norlight Telecommunications, Inc., which provides both wholesale telecommunications services, sometimes referred to as “carrier services,” and business-to-business telecommunications services, sometimes referred to as “enterprise services,” or “commercial services.” We have operated our telecommunications business for more than 30 years, and during this time it has emerged as a premier service provider focused in the Great Lakes region. Our telecommunications business accounted for 18.7% of our operating revenue and 34.3% of our operating earnings for the year ended December 31, 2003. See Note 13 to our Consolidated Financial Statements for additional financial information regarding our telecommunications business.

Throughout the history of our telecommunications business, we have applied a disciplined approach to our cost structure and the investment of capital, consistent with our desire to build and maintain a high quality fiber optic network while earning a substantial return on our investment.

Our wholesale telecommunications business provides network transmission solutions for other telecommunications carriers, including interexchange (nationwide long distance) carriers, wireless carriers, Internet service providers, incumbent local exchange carriers and competitive local exchange carriers in order to provide voice, video, data and Internet applications for their customers in mid to smaller-sized cities in the Great Lakes Region. Our business-to-business service provides integrated voice and data communications solutions, specifically dedicated circuits, frame relay (statistically multiplexed packet data service), ATM (Asynchronous Transfer Mode - a very high speed transmission technology), Internet access and switched voice services (pay-by-the-minute long distance including domestic, international and calling card services) to small and medium sized businesses in the upper Midwest. We have also added new products such as “managed services,” which include business continuity programs, video conferencing and server co-location, as well as new anti-spam and integrated web/audio conferencing offerings. Our satellite and video services provide terrestrial and satellite transmission of broadcast quality video signals to broadcast, entertainment and sports industries, educational institutions and businesses.

The foundation for our telecommunications success has been our customer-loyalty-focused strategy. Our telecommunications business generally receives high marks for strong brand recognition and for customer satisfaction, with the results of a 2003 survey conducted by Peregrine Marketing Research showing a 98.0% customer satisfaction rating among our enterprise customers. This strategy reflects the view that the continued

and future success of our telecommunications business is dependent upon reliability and responsiveness to customers. Each customer has its own dedicated account team to manage and design effective telecommunications solutions.

We refer to the employees of our telecommunications business as the “Guardians of Data.” This message is meant as an indication of our commitment to being the provider of choice in providing innovative solutions within the data product category.

We operate 3,794 route miles of fiber optic network connecting Wisconsin, Michigan, Indiana, Minnesota, Illinois, Iowa and Ohio. We also have an additional 669 route miles that are available for future network traffic. The network is designed to carry telecommunications traffic to second (population sizes from 50,000 to 500,000) and third tier markets (population sizes less than 50,000) within its footprint. The transport layer of the network uses SONET (Synchronous Optical Network) technology to transport digital signals. The network is configured in a ring physical topology, with multiple fibers providing redundancy. Given this configuration, in the event that an individual fiber strand suffers a catastrophic failure, traffic is automatically re-routed to avoid service interruption. Our network terminates in many smaller cities such as Green Bay, Wisconsin, Battle Creek, Michigan and Rochester, Minnesota, as well as first-tier markets. This ability to provide our customers with deeper direct penetration differentiates us from many of our competitors. Pricing to and from these markets has also experienced somewhat less pressure than in the larger cities.

The following map shows the areas served by our telecommunications network:

MCI and Global Crossing together accounted for 18.0% and 20.1% of our telecommunications revenue in 2003 and 2002, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and emerged in December 2003. We continue to provide services to Global Crossing and receive advance or timely payment for those services; however, under our current arrangement, Global Crossing may terminate circuits not under contract upon 30 days’ notice. Currently, a majority of the circuits are not under contract. We are currently negotiating a renewal service contract with Global Crossing and expect to complete negotiations in 2004. The new contract with Global Crossing will likely result in price reductions and the elimination of certain existing services. MCI filed for Chapter 11 bankruptcy protection in July 2002 and emerged in April 2004. We continue to provide services to MCI and receive advance or timely payment for those services. We are in the process of negotiating contract extensions with MCI for our current contracts and we believe they will remain a significant customer. These new contracts will likely result in a re-pricing of services and could result in providing them additional capacity. We expect these contract changes to result in a significant decrease in our telecommunications operating earnings. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations. In addition, continued weakness in the telecommunications industry could have future adverse effects on us, including reducing our ability to collect receivables and to access the capital markets on favorable terms.

Industry and Competition

Norlight operates in the Inter-exchange Transport Services segment of the telecommunications market. Its competitors consist of multiple large national carriers such as AT&T, MCI, Global Crossing and Sprint; regional carriers, such as McLeodUSA Telecommunications, US Signal, TDS Telecom; and local exchange carriers, such as SBC Communications, Verizon and Qwest Communications. Section 271 Authority, which permits Regional Bell Operating Companies to provide long-distance service, has resulted in stiff price competition primarily from SBC and Qwest. We are vigorously competing with these providers and have been proactively working with the majority of our current customers by leveraging our customer service and new bundled services as we extend contracts.

We believe that aggressively reduced pricing as a result of overcapacity continues to be a significant issue within the telecommunications industry. We have continued to invest prudently in our telecommunications business, which has enabled us to expand our network to meet service needs or pursue sales opportunities. We believe our ability to react quickly by executing custom-designed integrated solutions to meet customer requests is a significant point of positive differentiation in the current market. We further believe that the responsive, customer-focused approach of our sales teams and technical staff, coupled with high quality service offerings, is a significant competitive advantage.

Printing Services

Our printing services business is conducted through our subsidiary IPC Print Services, Inc. Our printing services business accounted for 10.8% of our operating revenue and 3.3% of our operating earnings for the year ended December 31, 2003. See Note 13 to our Consolidated Financial Statements for additional financial information regarding our printing services business.

IPC, which was founded in 1949 and acquired by us in 1992, provides a wide range of commercial and publication printing services including magazines, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment. The foundation of our printing business includes printing scientific, medical and technical journals and magazines. We generally utilize conventional and electronic pre-press processes, web and sheet-fed printing and complete bindery and finishing in our printing processes. We are also a Microsoft-authorized replicator of certificates of authenticity applied to various software products. All of these markets are served through our direct national sales force.

The printing services industry is highly competitive and generally characterized by lower operating margins. As a result, we maintain an aggressive approach to managing costs. We recently shut down certain unprofitable operations and implemented other cost containment initiatives. In addition, we consistently seek opportunities to grow revenue through existing or new business. For example, we believe there are opportunities for growth in providing printing products and services to OEMs (original equipment manufacturers). We believe our experience in providing these services to the technology marketplace is a competitive advantage, and we intend to leverage that advantage by expanding our services to other OEMs including industrial and consumer products OEMs.

Dell Computer Corporation accounted for 29.1% and 38.4% of our printing services revenue in 2003 and 2002, respectively. We expect further revenue decreases from Dell Computer Corporation, as we learned in the first quarter that we lost a $3.0 million, low-margin product of our Dell business and are facing very competitive pricing for other Dell products we produce. The loss of all of our Dell business could have a material adverse effect on our results of operations.

Industry and Competition

The printing services industry has continued to experience consolidation over the last few years. This trend has resulted in fewer private, independent competitors, creating several competitors that are larger than us in size with broader product offerings. The major competitive factors that impact our printing services business are price and schedule flexibility, customer service and finished products quality, time to market and distribution capabilities.

We compete with a large number of companies, some of which have greater resources and capacity. In recent years, there has been excess capacity in the printing industry that has increased competition. Rapid technological changes as well as a more global marketplace, both in terms of supply and demand, have also brought new competitors to the marketplace. To lessen exposure to larger competitors with greater resources, we focus generally on specialized markets with small- to medium-sized print run requirements where we can achieve market differentiation and gain competitive advantages through knowledge of the market and the ability to offer high quality solutions to customers.

Other

Our other businesses consist of our label printing business conducted through our subsidiary, NorthStar Print Group, and our direct marketing services business conducted through our subsidiary, PrimeNet Marketing Services. These businesses, along with corporate expenses, accounted for 11.9% of our operating revenue and 6.8% of our operating earnings for the year ended December 31, 2003. See Note 13 to our Consolidated Financial Statements for additional financial information regarding these businesses.

Our label printing business has three production facilities in Wisconsin and Michigan’s Upper Peninsula and produces glue-applied, in-mold, and pressure sensitive labels for the beverage, automotive products, household chemical and other major industries. Our label printing business is dedicated to providing all of its customers with exceptional performance and flexibility. SAB/Miller Brewing Company accounted for 45.3% of our label printing business’ revenue in 2003. In 2004, our label printing business is in the fourth year of a five-year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

Our direct marketing business provides nationwide direct marketing support services to marketers of automotive, retail, publishing, financial and other services. Our direct marketing business is committed to providing innovative data, print and mail solutions that are on time and right.

Compliance with Environmental Laws

As the owner, lessee or operator of various real properties and facilities, we are subject to various federal, state, and local environmental laws and regulations. Historically, compliance with these laws and regulations has not had a material adverse effect on our business. However, there can be no assurance that compliance with existing or new environmental laws and regulations will not require us to make future expenditures.

Regulation

Our businesses are subject to regulation by governmental authorities in the United States and in the various states in which we operate.

Television and Radio Regulation

Introduction

Our television and radio broadcasting operations are subject to regulation by the FCC under the Communications Act of 1934, as amended (which we refer to as the Communications Act). Under authority of the Communications Act, the FCC, among other things, assigns frequency bands for broadcast and other uses; grants permits and licenses to construct and operate television and radio stations for particular frequencies; issues, revokes, modifies and renews radio and television broadcasting licenses; determines the location and power of stations and establishes areas to be served; regulates equipment used by stations; determines whether to approve changes in ownership or control of station licenses; regulates the content of some forms of programming; adopts and implements regulations and policies which directly or indirectly affect the ownership, operations and profitability of broadcasting stations; and has the power to impose penalties for violations of its rules.

Licensed broadcast stations must pay FCC regulatory and application fees, and follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identifications, closed captioning of certain television programming, obscene and indecent broadcasts, and technical operations, including limits on radio frequency radiation. Additionally, the FCC’s rules require licensees to create equal employment opportunity outreach programs and maintain records and make filings with the FCC evidencing such efforts. Television stations are also required to broadcast a minimum of three hours per week of “core” children’s educational programming, which must be identified as educational and informational programs over the air at the time they are broadcast, and are required to be identified in the children’s programming reports required to be placed quarterly in the stations’ public inspection files and filed quarterly with the FCC.

The following is a brief summary of certain provisions of the Communications Act and specific FCC rules and policies. Failure to observe the provisions of the Communications Act and the FCC’s rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of “short-term” (less than the maximum term) license renewal or, for particularly egregious violations, the denial of a license renewal application, the revocation of a license or the withholding of approval for acquisition of additional broadcast properties.

Broadcast Licenses/Renewals

The Communications Act permits the operation of broadcast stations only in accordance with a license issued by the FCC upon a finding that the grant of a license would serve the public interest, convenience and necessity. The FCC grants broadcast licenses for specified periods of time and, upon application, may renew the licenses for additional terms (ordinarily for the maximum eight years). Generally, the FCC renews broadcast licenses upon a finding that: (i) the broadcast station has served the public interest, convenience and necessity; (ii) there have been no serious violations by the licensee of the Communications Act or the FCC’s rules; and (iii) there have been no other violations by the licensee of the Communications Act or other FCC rules which, taken together, indicate a pattern of abuse. After considering these factors, the FCC may renew a broadcast station’s license, either with conditions or without, or it may designate the renewal application for hearing. Although there can be no assurance that our licenses will be renewed, we have not to date had a violation of the FCC’s regulations that jeopardized the renewal of our licenses and we are not currently aware of any facts that would prevent their timely renewal.

Ownership Restrictions

The Communications Act and FCC rules and policies include a number of limitations regarding the number and reach of broadcasting properties that any person or entity may own, directly or by attribution. FCC approval is also required for transfers of control and assignments of licenses.

The FCC is required to review biennially the following media ownership rules and to repeal or modify any rules it determines to be no longer in the public interest: the Broadcast-Newspaper Cross-Ownership Rule; the Local Radio Ownership Rule; the Television-Radio Cross-Ownership Rule; the Dual Network Rule; the Local Television Ownership Rule; and the National Television Ownership Rule. In a decision adopted June 2, 2003, the FCC decided to relax many of these rules. The FCC’s new rules were to have become effective on September 4, 2003. However, a number of parties have sought reconsideration of the new rules and others filed judicial appeals. The U.S. Court of Appeals for the Third Circuit, which was selected by lottery to hear the appeals of the new rules, issued a stay of the new rules on September 3, 2003. Oral argument on the appeals was heard by the Third Circuit on February 11, 2004, but to date, no decision has been issued. The rules that were in effect prior to June 2, 2003 will remain in effect until the appeals are resolved or the stay is lifted. While the new rules adopted by the FCC on June 2, 2003 had provided for increasing the cap on aggregate television audience reach to 45% of all households, the 2004 Consolidated Appropriations Act, which was signed by the President in January 2004, included a provision instructing the FCC to set the cap at 39%. A number of other legislative proposals have been introduced in Congress, ranging from bills that would repeal entirely the FCC’s decision to relax the media ownership rules to bills that would adjust a single rule. We cannot predict the outcome of any of these appeals, requests or legislative proposals.

Under the currently effective Broadcast-Newspaper Cross-Ownership Rule, unless grandfathered or subject to waiver, no party can have an attributable interest in both a television station and a daily English-language newspaper in the same market if the television station’s Grade A contour encompasses the entire community in which the newspaper is published. Our media operations in Milwaukee were grandfathered under this rule. Under the new rule that has been stayed, a party may have an attributable interest in a television station, radio stations up to one half of the local radio station limit (see below), and a daily newspaper if the television market has between four and eight television stations. In markets with nine or more television stations, there are no longer any broadcast-newspaper cross-ownership restrictions.

Under both the currently effective and the new stayed, Local Radio Ownership Rules, the number of radio stations an entity may own in a given market is dependent upon the size of that radio market. Specifically, in a radio market with 45 or more commercial radio stations, a party may own, operate, or control up to eight commercial radio stations, not more than five of which are in the same service (AM or FM). In a radio market with between 30 and 44 commercial radio stations, a party may own, operate, or control up to seven commercial radio stations, not more than four of which are in the same service. In a radio market with between 15 and 29 (inclusive) commercial radio stations, a party may own, operate, or control up to six commercial radio stations, not more than four of which are in the same service. In a radio market with 14 or fewer commercial radio stations, a party may own, operate, or control up to five commercial radio stations, not more than three of which are in the same service, except that a party may not own, operate, or control more than 50% of the stations in such market. This rule was retained by the FCC in the June 2, 2003 order, except that for stations located in a market in which the Arbitron ratings service provides ratings, the definition of “radio market” is no longer based on technical service areas of the combined stations, but on the radio market to which Arbitron assigns the affected radio stations. For stations that are not in an Arbitron market, market definition remains based on technical service areas, pending a further FCC rulemaking.

The currently effective Television-Radio Cross-Ownership Rule generally allows common ownership of one or two television stations and up to six radio stations in any market where at least 20 independent voices would remain post-combination; two television stations and up to four radio stations in a market where at least 10 independent voices would remain post-combination; and one television and one radio station notwithstanding the number of independent voices in the market. A “voice” generally includes independently owned, same-market, commercial and noncommercial broadcast television and radio stations, newspapers of certain circulation, and a cable system of sufficient size. Under the new, stayed, rule, cross-ownership of television stations and radio stations is not limited in television markets with four or more television stations so long as there is no newspaper ownership.

The Dual Network Rule permits a television broadcast station to affiliate with a network that maintains more than one broadcast network, unless the dual or multiple networks are composed of a combination between ABC, CBS, Fox, or NBC. This rule was retained by the FCC in its June 2, 2003 decision.

Under the currently effective Local Television Ownership Rule, absent a waiver, an individual (or entity) cannot have attributable interests in more than one television station in a market, unless the market would have at least eight independent television voices after the combination and at least one of the stations was not one of the top-four-rated stations in the television market or unless the stations’ Grade B contours did not overlap. Under the new, stayed, rule, common ownership of up to three television stations is permitted in markets with 18 or more television stations. Common ownership of up to two television stations is permitted in television markets with between five and 17 television stations. Ownership of just one television station is permitted in television markets with fewer than five television stations. The new rules do not permit combinations of two or more of the top-four-rated television stations in any market. In its June 2, 2003, order, the FCC also relaxed the standards for obtaining a waiver of the Local Television Ownership Rule. While under the new rules the FCC would continue to entertain waiver requests for (i) “failed” (e.g., bankrupt) stations and for stations that have not been constructed due to financial difficulties; or (ii) “failing” stations (i.e., stations with a negative cash flow and less than a four-share all-day audience rating), applicants would no longer be required to demonstrate that an attempt was made to sell the failing station to an out-of-market buyer. Moreover, in its June 2, 2003 order, the FCC stated that it would also consider waivers of the “top-four ranked” restriction in markets with 11 or fewer television stations based on a consideration of whether the combination will (a) reduce a significant disparity between the combining stations and the dominant station(s) in the market; (b) facilitate the transition to digital for one or both of the stations; and (c) affect localism and viewpoint disparity.

While the new rules adopted by the FCC on June 2, 2003 had provided for increasing the National Television Ownership Rule cap on aggregate television audience reach to 45% of all households, the 2004 Consolidated Appropriations Act, which was signed by the President in January 2004, included a provision instructing the FCC to set the cap at 39%. Under the new law, any entity is prohibited from controlling television stations the combined audience reach of which exceeds 39% of the television households in the United States. Under the FCC’s rules, the number of households served by UHF stations is discounted by 50% for the purposes of this calculation. The FCC recently has solicited comments as to the effect, if any, of the 2004 Consolidated Appropriations Act on the FCC decision in June 2003 to retain the 50% UHF discount applicable to the National Television Ownership Rule and on pending petitions for reconsideration asking the FCC to eliminate the UHF discount.

Digital Television

The FCC has approved technical standards and channel assignments for digital television (“DTV”) service. DTV will permit broadcasters to transmit video images with higher resolution than existing analog signals and broadcast in multiple streams with various programs on one channel. The U.S. Congress and the FCC have directed all U.S. television stations to transition from analog to digital format, which will (i) enable stations to transmit high-definition television (or several channels of standard definition television) and data, and (ii) reduce the amount of spectrum needed for broadcast television to the spectrum located between what are now television channels 2 through 51 (called the “core spectrum”).

During the digital television transition period, all established television stations have been allocated a separate 6-megahertz channel on which to conduct digital operations. Beginning in April 2003, every station had to simulcast at least half of its analog programming in a digital format on its digital channel, with the simulcast percentage increasing to 100% by April 2005.

To the extent a station has “excess” digital capacity (i.e., digital capacity not used to transmit a single free, over-the-air video program), it may elect to use that capacity in any manner consistent with FCC technical requirements, including data transmission, interactive or subscription video services, or paging and information services. If a station uses its digital capacity for such “ancillary or supplementary” services, it must pay the FCC 5% of the gross revenues realized from such “feeable” services.

The transition to DTV is to occur, if not delayed pursuant to statute, by December 31, 2006. The FCC is required to reclaim the non-core spectrum from broadcasters unless certain conditions are not met, including that digital-to-analog be generally available and that at least 85% of TV households in a given market have access to digital broadcast signals either over-the-air or through cable or satellite. At the end of the transition period, broadcasters will be required to return one of the two channels to the FCC and broadcast exclusively in digital format.

The effect digital broadcasting will have on us remains to be seen. Like other television broadcasters, we have made substantial capital investments for digital transmission equipment in order to meet the FCC’s mandates. The opportunities provided by digital broadcasting are all in the formation stages. In November 2000, WTMJ-TV became the first commercial television station in Milwaukee to broadcast digitally on WTMJ-DT. We have completed and paid for the installation of High Definition transmission in facilities at each of our television stations and each station is broadcasting in High Definition in accordance with standards set forth by the FCC.

Relationship With Cable/Satellite

A number of provisions of the Communications Act and FCC regulations regulate aspects of the relationship between broadcast television and subscriber services such as cable and satellite. The rules generally provide certain protections for broadcast stations, for whom cable and satellite services are both an important distribution channel and a provider of competing television channels.

To ensure that every local television station can be received in its local market without requiring a cable subscriber to switch between cable and off-air signals, the FCC allows every full-power television broadcast station to require that all local cable systems transmit that station’s analog programming to their subscribers within the station’s market (the so-called “must-carry” rule). Alternatively, a station can elect to forego its must-carry rights and seek a negotiated agreement to establish the terms of its carriage by a local cable system—referred to as a “retransmission consent.” A station electing retransmission consent assumes the risk that it will not be able to strike a deal with the cable operator and will not be carried. A station has the opportunity to elect must-carry or retransmission consent every three years. A station that fails to notify a cable system of its election is presumed to have elected must-carry.

A similar arrangement governs carriage of local broadcast channels by satellite television. A satellite provider is not required to transmit the signal of any television station to its subscribers in that station’s market. However, as of January 1, 2002, if a satellite provider chooses to provide even one local station to its subscribers in a defined market area, the provider also must transmit locally every other station in that market that elects must-carry status. (As with cable, stations may opt to pursue retransmission consent agreements.) A local television station that fails to make any election is deemed to have elected retransmission consent and is not guaranteed carriage. A satellite provider need not carry a station on any particular channel, but all channels from the same market must be contiguous. The first carriage election applies until December 31, 2005. After this initial term, all successive periods will be three years long, consistent with cable must-carry periods.

Telecommunications

Federal

The FCC regulates interstate and international telecommunications services. The FCC imposes extensive regulations on common carriers such as incumbent local exchange carriers (“ILECs”) that have some degree of market power. The FCC imposes less regulation on common carriers without market power, such as Norlight. The FCC permits these nondominant carriers to provide domestic interstate services (including long distance and local access services) without prior authorization; but it requires carriers to receive an authorization to provide or resell international telecommunications services, between the United States and international points and to publish rates and terms of service. We have obtained FCC authorization to provide international services on a facilities and resale basis. On February 20, 2003, the FCC adopted new rules in its Triennial Review proceeding concerning the obligation of incumbent local exchange carriers under the Telecommunications Act of 1996 (“the 1996 Act”) to make unbundled elements of their networks available to new local entrants like Norlight. The FCC, among other matters, gave individual state regulators a larger role in determining whether, and to what extent the ILECs should be required to provide a platform of unbundled elements (“UNE-P”) to competitors at rates based on an incremental costing methodology known as TELRIC. The FCC order also restricted the extent to which competitive service providers will be able to acquire the DSL spectrum on local loops from the ILECs, and increases the rates they will be required to pay. On March 2, 2004, the United States Court of Appeals for the District of Columbia Circuit struck down much of the FCC’s order. The court upheld the FCC’s limitations on competitor access to ILEC broadband facilities, but vacated the FCC’s UNE-P scheme as an unlawful delegation of responsibility to the states. The FCC is reportedly considering whether to seek Supreme Court review of the D.C. Circuit’s decision before revising its unbundling rules again. The impact of the rules on our telecommunications operations is therefore highly uncertain and difficult to predict.

The 1996 Act contains special provisions that modify previous court decrees that prevented the Bell Operating Companies (“BOCs”) from providing long distance services. These provisions permit a BOC to enter the long distance market in its traditional service region if it satisfies several procedural and substantive requirements, including obtaining FCC approval upon a showing that, in each state for which it seeks long distance authority, the BOC has entered into interconnection agreements with new local entrants that satisfy a 14-point “checklist” of competitive requirements, and the FCC is satisfied that the BOC’s entry into long distance markets is in the public interest. To date, the FCC has approved BOC petitions to provide in-region long distance service in every state in which Norlight competes.

The FCC has to date treated Internet service providers (“ISPs”) as information service providers, which are exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to a universal service fund. Nevertheless, regulations governing disclosure of confidential communications, copyright, excise tax, and other requirements may apply to our provision of Internet access services. We cannot predict the likelihood that state, federal or foreign governments will impose additional regulation on our Internet business, nor can we predict the impact that future regulation will have on our operations.

On April 10, 1998, the FCC issued a Report to Congress on its implementation of the universal service provisions of the 1996 Act. In that Report, the FCC stated, among other things, that the provision of transmission capacity to ISPs constitutes the provision of “telecommunications” or “telecommunications service” and is, therefore, subject to universal service contributions. The FCC indicated that it would reexamine its policy of not requiring an ISP to contribute to the universal service mechanisms when the ISP provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service. Any such contribution by a facilities-based ISP would be related to the ISP’s provision of the underlying telecommunications services. In the Report, the FCC also indicated that it would examine the question of whether certain forms of “phone-to-phone Internet Protocol telephony” are information services or telecommunications services. It noted that the FCC did not have an adequate record on which to make any definitive pronouncements on that issue at this time, but that the record the FCC had reviewed suggests that certain forms of phone-to-phone Internet Protocol telephony appear to have similar functionality to non-Internet Protocol telecommunications services and lack the characteristics that would render them information services.

On October 18, 2002, AT&T Corporation filed a petition for declaratory ruling with the FCC with respect to phone-to-phone Internet Protocol telephony. The petition requested that the FCC affirm that such services are exempt from the access charges applicable to circuit switched interexchange calls and that it is lawful to provide such service through local end user services. Comments were filed with the FCC in response to the AT&T petition, and it is unclear when the FCC might rule on the question presented. We cannot predict the outcome of these proceedings or other FCC or state proceedings that may affect our operations or impose additional requirements, regulations or charges upon our provision of Internet access and related Internet Protocol-based voice, telephony and backbone services. The Communications Act requires that providers of common carrier telecommunications service contribute, on an equitable and non-discriminatory basis, to federal universal service mechanisms established by the FCC. The FCC also requires providers of non-common carrier telecommunications to contribute to universal service, subject to some exclusions and limitations. At present, these contributions are calculated based on contributors’ interstate and international revenues derived from U.S. domestic end users for telecommunications or telecommunications services, as those terms are defined under FCC regulations. Pursuant to federal regulations, we pay these contributions and recover the cost through a surcharge to our retail customers. The amount of our contributions varies each quarter based upon the total amount of federal universal service support being provided under the FCC’s federal mechanisms and associated administrative expenses, the methodology used by the FCC to calculate each carrier’s contributions, and the proportion of our assessable revenues derived from domestic end users for non-common carrier telecommunications or common carrier telecommunications services to, for all contributors, the total amount of assessable revenues derived from domestic end users for telecommunications or telecommunications services. The extent to which our services are viewed as non-common carrier telecommunications or common carrier telecommunications services or as unregulated information services will also affect our contributions.

On December 13, 2002, the FCC adopted a Report and Order modifying the current method of carrier contributions to the universal service fund to impose universal service contributions on the basis of projected, collected end-user interstate revenues. This revised methodology is intended to operate as an interim solution only, subject to further revision following the comments in response to the Commission’s Second Further Notice of Proposed Rulemaking included in this Order. The interim changes adopted by the FCC will not have a material impact on the amount of our contributions. In the Second Further Notice, the FCC seeks comment on how to further reform the manner in which the FCC assesses carrier contributions to the universal service fund. We are unable to predict the changes, if any, the FCC will adopt and the cumulative effect of any such changes on our total universal service contribution payments.

In 1999, the FCC strengthened its existing collocation rules to encourage competitive deployment of high-speed data services. The order, among other things, restricted the ability of ILECs to prevent certain types of equipment from being collocated and required ILECs to offer alternative collocation arrangements that will be less costly. Early in 2000, the D.C. Circuit struck down several aspects of the collocation order and remanded it back to the FCC for further consideration. In response to the remand, the FCC released an order in August 2001. In that order, the FCC found that multifunctional equipment could be collocated only if the primary purpose and function of the equipment is for the CLEC to obtain “equal in quality” interconnection or nondiscriminatory access to UNEs. The FCC also eliminated its rules that gave new local entrants the option of picking their physical collocation space. Following this remand order, several ILECs filed petitions for review with the D.C. Circuit. In June 2002, the D.C. Circuit issued its decision in Verizon Telephone Companies v. FCC upholding the FCC’s collocation rules in their entirety and denying the ILEC petitions for review.

In 2001, 2002 and 2003, the FCC initiated several proceedings that may have an effect on how the FCC regulates local competition and broadband services as well as how it assesses universal service contribution requirements. Because the FCC has not released orders adopting new regulations governing these issues, we are unable to assess the potential effect at this time.

State

The 1996 Act is intended to increase competition in the telecommunications industry, especially in the local exchange market. With respect to local services, ILECs are required to allow interconnection to their networks and to provide unbundled access to network facilities, as well as a number of other pro-competitive measures. Because the implementation of the 1996 Act is subject to numerous state rulemaking proceedings on these issues, it is currently difficult to predict how quickly full competition for local services will be introduced.

State regulatory agencies have jurisdiction when Company facilities and services are used to provide intrastate telecommunications services. A portion of our traffic may be classified as intrastate telecommunications and therefore subject to state regulation. To provide intrastate services, we generally must obtain a certificate of public convenience and necessity from the state regulatory agency and comply with state requirements for telecommunications utilities, including state tariffing requirements. We are currently authorized to provide interexchange telecommunications services in all states and jurisdictions where our telecommunications business is operating.

We are currently pursuing a strategy intended to provide additional local service alternatives to our customers. Using means such as interconnection agreements or collocation arrangements, among others, we intend to secure improved service levels at a reduced cost for the “last mile” of service connection. To facilitate obtaining this path from our point-of-presence to the local exchange authority central office (the last mile), we are in the process of securing local exchange authority in a number of states in which we conduct business. We have approved interconnection agreements with SBC in Wisconsin, Michigan, Illinois, Indiana and Ohio, and with Qwest in Minnesota, and will be required to obtain and maintain interconnection agreements with other ILECs where we wish to provide local service or otherwise utilize unbundled elements of resale.

Local

Our networks will be subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city-by-city, county-by-county and state-by-state basis. To install our own fiber optic transmission facilities, we will need to obtain rights-of-way over privately and publicly owned land. Rights-of-way that are not already secured may not be available to us on economically reasonable or advantageous terms.

Employees

As of December 31, 2003, we and our subsidiaries had approximately 4,000 full-time and 1,700 part-time employees compared to approximately 4,300 full-time and 1,800 part-time employees at December 31, 2002. The decrease in the number of employees is a result of workforce reduction programs, business divestitures, and attrition. Currently, there are 13 bargaining units representing approximately 900 (or approximately 16%) of our total number of employees. We have various collective bargaining agreements with these bargaining units. All of these agreements will expire within the next two years.

Properties

Our corporate headquarters are located in Milwaukee, Wisconsin. We believe all of our properties are well maintained, are in good condition, and suitable for present operations. There are no material encumbrances on any of our owned properties or equipment. The following are the principal properties operated by us and our subsidiaries in which the approximate areas are reported in square feet, as of December 31, 2003:

	Owned	Leased
Publishing
Printing plants, newsrooms, offices, warehouses and a garage located in:
Milwaukee, WI (1)	596,000	77,000
West Milwaukee, WI (2)	449,000	—
Cedarburg, WI	16,000	—
Waukesha, WI	—	23,000
Wauwatosa, WI	20,000	—
Sturtevant, WI	—	11,000
New Berlin, WI	15,000	21,000
Madison, WI	—	10,000
Menomonee Falls, WI	12,000	—
Waupaca, WI (3)	58,000	—
Hartland, WI	58,000	—
Appleton, WI	—	5,000
Mukwonago, WI	—	6,000
Elkhorn, WI	—	5,000
Waterford, WI	—	7,000
Oconomowoc, WI	—	8,000
West Bend, WI	7,000	—
Hartford, WI	7,000	—
New London, WI	6,000	—
Rhinelander, WI	9,000	—
Fond du Lac, Sheboygan, Beaver Dam, Johnson Creek, Germantown Muskego, Port Washington, Whitewater, Jefferson, Marshfield, Merrill, Oshkosh, Seymour, Stevens Point, Menomonee Falls, Wausau, Antigo and Wisconsin Rapids, WI	6,000	42,000
Shelton, CT	—	7,000
Trumbull, CT	86,000	—
Venice, Orange Park, Sarasota and Ponte Vedra, FL	—	11,000
Baton Rouge and Kenner, LA	—	28,000
New Orleans, LA	—	53,000
Dalton and Lee, MA	—	3,000
Carroll, OH	37,000	—
Cambridge, Chilicothe, Circleville, Coshocton, Logan, New Lexington, Newark, and Zanesville OH	10,000	12,000
Bennington and Manchester Village, VT	—	13,000
Pound Ridge, NY	—	1,000

Broadcasting
Offices, studios and transmitter and tower sites located in:
Milwaukee, WI (3)	109,000	—
Las Vegas, NV	22,000	—
Lansing, MI	2,000	13,000
Palm Springs, CA	19,000	1,000
Omaha, NE (4)	13,000	15,000
Tucson, AZ	1,000	9,000
Knoxville, TN	26,000	—
Boise, ID	49,000	13,000
Wichita, KS (5)	23,000	6,000
Springfield, MO	2,000	16,000
Tulsa, OK	22,000	1,000

	Owned	Leased

Telecommunications
Offices and satellite antennae located in:
Brookfield, WI (3) (6)	—	73,000
Green Bay, WI	—	3,000
Madison, WI	—	2,000
Afton, WI	4,000	—
Skokie, IL	—	6,000
Chicago, IL	—	6,000
Buffalo Grove, IL	—	1,000
Grand Rapids, MI	—	2,000
Lansing, MI	—	2,000
Indianapolis, IN	—	2,000
St. Paul, MN	—	3,000

Printing services
Offices, printing plants and warehouses located in:
St. Joseph, MI (3)	—	333,000
Lebanon, TN	—	11,000
Austin, TX	—	11,000
Foothill Ranch, CA (7)	—	201,000
San Jose, CA (8)	—	368,000

Label printing
Offices, printing plants and warehouses located in:
Norway, MI	133,000	—
Watertown, WI (3)	63,000	22,000
Green Bay, WI	40,000	—
Milwaukee, WI (9)	128,000	—

Direct marketing services
Offices, plants and warehouses located in:
St. Paul, MN (3)	—	87,000
Clearwater, FL	—	38,000
Milwaukee, WI	—	20,000

(1)	Includes our corporate headquarters and the Milwaukee Journal Sentinel’s business and editorial offices.
(2)	New production facility housing printing, packaging, inserting, recycling and transportation operations of the Milwaukee Journal Sentinel.
(3)	Includes our business operations’ headquarters office.
(4)	Excludes 9,000 square feet building under construction to be placed in service in 2004.
(5)	Includes 4,700 square feet not in use.
(6)	Includes 5,100 square feet not in use.
(7)	138,000 square feet is sublet to third parties pursuant to subleases expiring June 2005. 63,000 square feet is not in use.
(8)	Property is sublet to third parties pursuant to subleases that expire in February 2006.
(9)	Property is currently not in use and held for sale.

Legal Proceedings

We are subject to various legal actions, administrative proceedings and claims arising out of the ordinary course of business. We believe that such unresolved legal actions and claims will not materially adversely affect our consolidated results of operations, financial condition or cash flows.

National Advertising Representative Litigation.    In September 2003, we hired a new television advertising representative due to our assessment of the performance of the prior representative. On September 11, 2003, the prior representative, TeleRep, Inc. and Harrington, Righter & Parsons, Inc. (which are affiliated entities), filed suits against our subsidiary, Journal Broadcast Group, Inc., in the Supreme Court of the State of New York, County of New York, demanding a lump-sum payment under certain contractual provisions in the aggregate amount of approximately $9.0 million. On May 12, 2004, the parties reached an out-of-court settlement. We must pay the remaining amount of $7.9 million to the prior representative over a period of time. A receivable of $7.9 million is due to us from the new national representative over the same period of time under our contract with the new national representative.

Newspaper Merger Class Action Suit.    On May 4, 1999, five former employees filed a lawsuit in connection with the 1995 merger of the Milwaukee Journal and Milwaukee Sentinel. This lawsuit was granted class action status to include other unitholders who separated from us as part of the merger. The plaintiffs alleged that an internal memorandum created a contract permitting members of the plaintiff class to offer to sell units at any time over a period of up to 10 years, depending on their retirement status or years of unit ownership. On May 7, 2002, the parties reached an out-of-court settlement. On July 1, 2002, the judge approved the settlement. We agreed to pay the plaintiffs $8.9 million in cash in settlement of all claims. We also agreed to allow certain members of the plaintiff class to retain certain rights, for a period of time, as to units of beneficial interest in JESTA. Plaintiffs and their counsel value these rights at approximately $0.6 million. We reduced our litigation reserve by $4.1 million that reduced selling and administrative expenses in the second quarter of 2002 to reflect the settlement amount, net of insurance proceeds.

MANAGEMENT

Directors

The following table sets forth our current directors, their ages and their principal occupations as of May 19, 2004.

Name	Age	Principal Occupation
Steven J. Smith	54	Chairman of the Board & Chief Executive Officer
Don H. Davis, Jr.	64	Chairman of Rockwell Automation, Inc.
David J. Drury	55	President and Chief Executive Officer, Poblocki & Sons LLC
James L. Forbes	72	Retired Chairman of Badger Meter, Inc.
David G. Meissner	66	Chairman of the Public Policy Forum, Inc.
Roger D. Peirce	66	Consultant
Mary Ellen Stanek	48	President of Baird Funds, Inc., and Managing Director and Chief Investment Officer of Baird Advisors, Robert W. Baird & Co. Incorporated

Steven J. Smith is Chairman of the Board and Chief Executive Officer. Mr. Smith was elected Chief Executive Officer of Old Journal in March 1998 and Chairman in December 1998. Mr. Smith was President of Old Journal from September 1992 to December 1998. Mr. Smith is a member of the Executive Committee, and has been a director since May 9, 2003. Prior to the share exchange, Mr. Smith was a director of Old Journal since June 2, 1987. Mr. Smith is also a director of Badger Meter, Inc.

Don H. Davis, Jr. has served as Chairman of Rockwell Automation, Inc., a provider of industrial automation power, control and information solutions, since June 2001. Mr. Davis served as Chairman and Chief Executive Officer of Rockwell Automation, Inc. from June 2001 to February 2004. Prior to that time, he served as Chairman and Chief Executive Officer of Rockwell International, Inc. Mr. Davis is the chair of the Nominating and Corporate Governance Committee and is a member of the Human Resources Committee. Mr. Davis was appointed to the Board on December 2, 2003 to fill the vacancy created when the bylaws were amended to increase the size of the Board to nine directors. Mr. Davis also serves on the board of directors of Illinois Tool Works, Inc., Apogent Technologies Inc. and Ciena Corporation.

David J. Drury has been the President, CEO and majority owner of Poblocki & Sons LLC since July 1999. Poblocki & Sons LLC is a privately held architectural exterior and interior sign company located in West Allis, Wisconsin. Mr. Drury is a certified public accountant, a former partner of Price Waterhouse and served as a business consultant from 1997 to 1999. Mr. Drury is a member of the Audit, Compensation and Nominating and Corporate Governance committees, and has been a director since August 18, 2003. Prior to the share exchange, Mr. Drury was a director of Old Journal since March 4, 2003. Mr. Drury is also a director and chairman of the Audit Committee of Plexus Corp. and a director of MAF Bancorp Inc.

James L. Forbes is the retired non-employee Chairman of Badger Meter, Inc., Milwaukee. Mr. Forbes served as Chairman of Badger Meter from 2002 to April 2004 and as Chief Executive Officer of Badger Meter from 1987 to 2002. Mr. Forbes was President of Badger Meter from 1982 to 1999 and 2000 to 2001. Badger Meter is a marketer and manufacturer of flow management and control products. He is a member of the Executive, Nominating and Corporate Governance and Audit committees and is the chair of the Audit Committee. He was also elected in 2003 as the Lead Director of the Board. He has been a director since August 18, 2003. Prior to the share exchange, Mr. Forbes was a director of Old Journal since September 4, 1996. Mr. Forbes is also a director of Badger Meter, Inc.

David G. Meissner has served as Chairman of the Public Policy Forum, Inc., an independent, non-profit organization dedicated to providing information on community issues for government, businesses and citizens, since April 2002. Previously at the Public Policy Forum, Inc., Mr. Meissner served as the President from January 2000 to March 2002 and as the Executive Director from March 1995 to December 1999. Mr. Meissner is a member of the Human Resources Committee, and has been a director since April 29, 2004. Mr. Meissner was a director of Old Journal from June 7, 1988 to February 4, 2003.

Roger D. Peirce has been a corporate consultant since his retirement as the Vice Chairman and Chief Executive Officer of Super Steel Products Corp. in January 1994. Between March 1995 and May 1996, Mr. Peirce was President and Chief Executive Officer of Valuation Research Corporation. Mr. Peirce is a member of the Audit, Compensation and Executive committees, is the chair of the Compensation Committee, and has been a director since August 18, 2003. Prior to the share exchange, Mr. Peirce was a director of Old Journal since September 4, 1996. Mr. Peirce is also a director of Brady Corporation and Allete, Inc.

Mary Ellen Stanek has served as President of Baird Funds, Inc., a registered investment company, since September 2000, and Managing Director and Chief Investment Officer of Baird Advisors, Robert W. Baird & Co. Incorporated, since March 2000. Previously, Ms. Stanek was President of Firstar Funds, Inc., also a registered investment company, from December 1998 to March 2000, and President and Chief Executive Officer (from November 1998 to February 2000) and President and Chief Operating Officer (from March 1994 to November 1998) of Firstar Investment Research & Management Company, LLC. Ms. Stanek is a member of the Executive, Compensation and Human Resources committees, serves as chair of the Human Resources Committee and has been a director since August 18, 2003. Prior to the share exchange, Ms. Stanek was a director of Old Journal since June 4, 2002. Ms. Stanek is also a director of Aurora Health Care System, Inc., and the West Bend Mutual Insurance Company.

Composition of Our Board of Directors

Our board of directors (which we sometimes refer to as our “Board”) currently consists of seven directors. Pursuant to an agreement we entered into with the Grant family shareholders that we describe under “Certain Relationships and Related Transactions,” the Grant family shareholders have the right to nominate one director to our board of directors (or, if our board of directors is comprised of more than 11 directors, then they have the right to nominate two directors), in either case to be included in our slate of nominees for director, beginning with our 2004 annual meeting of shareholders, which occurred on April 29, 2004. Mr. Meissner was nominated to the board of directors by the Grant family shareholders pursuant to that agreement.

Pursuant to our articles of incorporation and bylaws, our board of directors is divided into three classes. The members of each class serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires.

The classes are comprised as follows:

•	Class I directors. Don H. Davis, Jr. and David G. Meissner are Class I directors whose terms expire at the 2007 annual meeting of shareholders;

•	Class II directors. Steven J. Smith, Mary Ellen Stanek and James L. Forbes are Class II directors whose terms expire at the 2005 annual meeting of shareholders; and

•	Class III directors. Roger D. Peirce and David J. Drury are Class III directors whose terms expire at the 2006 annual meeting of shareholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Committees of Our Board of Directors

Our Board currently maintains five standing committees: Audit, Compensation, Executive, Human Resources and Nominating and Corporate Governance.

Audit Committee.    Our Board maintains a standing Audit Committee, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The purposes of the Audit Committee include assisting the Board in fulfilling its oversight responsibilities with respect to (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) our independent auditor’s qualifications and independence; and (iv) the performance of our internal audit function and independent auditors. The Audit Committee also provides an avenue for communication between internal audit, the independent auditors, financial management and the Board. The Audit Committee has the sole authority to retain and terminate our independent auditors, and is directly responsible for the compensation and oversight of the work of the independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The Audit Committee also pre-approves all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our independent auditors (subject to certain de minimus exceptions for non-audit services).

In carrying out its responsibilities, the Audit Committee, among other things:

•	reviews and discusses with management and the independent auditors our interim financial statements and our annual audited financial statements, related footnotes and financial information, and recommends to the Board whether the audited financial statements should be included in our Annual Report on Form 10-K;

•	discusses with management and the independent auditors significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	reviews disclosures made to the Audit Committee by our Chief Executive Officer and Chief Financial Officer during their certification process for the Form 10-K and Form 10-Q;

•	reviews the performance and independence of our independent auditors; and

•	establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The Audit Committee is currently comprised of three members, all of whom are independent as that term is defined in the listing standards of the New York Stock Exchange and applicable rules of the Securities and Exchange Commission, as well as the director independence standards adopted by the Board. The Board has adopted a written charter for the Audit Committee, a copy of which is available on our website at www.jc.com.

Compensation Committee.    Our Board maintains a standing Compensation Committee. The purposes of the Compensation Committee include discharging the Board’s responsibilities relating to compensation of our executive officers. In carrying out its responsibilities, the Compensation Committee, among other things:

•	determines and approves our compensation philosophy;

•	reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation, and sets the salary, bonus, stock option grants (if any) and other benefits for, the Chief Executive Officer in light of the corporate goals and objectives;

•	determines and approves the compensation and benefits paid to the other executive officers and key employees;

•	determines the overall scope of participation in our incentive plans and which executive officers shall participate in the plans, as well as the overall scope and weighting of performance measures and target award levels under the plans; and

•	determines the aggregate incentive compensation awards for all participants in the plans as a group.

The Compensation Committee is currently comprised of three members, all of whom are independent as that term is defined in the listing standards of the New York Stock Exchange and the director independence standards adopted by the Board. The Board has adopted a written charter for the Compensation Committee, a copy of which is available on our website at www.jc.com.

Nominating and Corporate Governance Committee.    Our Board maintains a standing Nominating and Corporate Governance Committee. The purposes of the Nominating and Corporate Governance Committee include identifying and recommending to the Board qualified potential director nominees for election at each of our annual shareholders’ meetings and developing and recommending to the Board our governance principles.

The Nominating and Corporate Governance Committee is currently comprised of three members, all of whom are independent as that term is defined in the listing standards of the New York Stock Exchange and the director independence standards adopted by the Board. The Board has adopted a written charter for the Nominating and Corporate Governance Committee, a copy of which is available on our website at www.jc.com.

Executive Committee.    Our Board maintains a standing Executive Committee. The Executive Committee assists the Board in discharging its responsibilities with respect to the management of the business and affairs of the Company when it is impracticable for the full Board to act. The Executive Committee has such authority as may be delegated from time to time by the Board, and, in the intervals between meetings of the Board, can exercise the powers of the Board in directing the management of the business and affairs of the Company (except as limited by applicable law, regulation or listing standards). The Executive Committee is currently comprised of four members. The Board has adopted a written charter for the Executive Committee, a copy of which is available on our website at www.jc.com.

Human Resources Committee.    Our Board maintains a standing Human Resources Committee. The Human Resources Committee provides oversight of the policies and practices relating to employee relations and human resource activities, including among others hiring and retention policy, employee ownership culture activities and programs, diversity policies and practice, and management and administration of retirement and welfare plan programs. The Human Resources Committee is currently comprised of three members. The Board has adopted a written charter for the Human Resources Committee, a copy of which is available on our website at www.jc.com.

Director Compensation

We pay our directors (except those who are also employees or employees of one of our subsidiaries) an annual retainer fee of $25,000 a year and $1,500 for each board or committee meeting attended in person and $750 for each meeting attended by teleconference. We also make an annual grant to each non-employee director of 5,000 options and grant 1,500 restricted shares of class B-2 common stock to each non-employee director upon joining our board, all under our 2003 Equity Incentive Plan. Annual retainers of $5,000 are paid to the Lead Director and to the chair of the Audit Committee. Annual retainers of $3,000 are paid to the chairs of the Compensation and Human Resources committees. In addition, our non-employee directors are eligible to receive discretionary stock and option grants under our 2003 Equity Incentive Plan. In 2003, we granted 1,500 restricted shares of class B-2 common stock to each of our non-employee directors. We also granted options to purchase 5,000 shares of class B-2 common stock at an exercise price of $18.40 per share to each of Messrs. Drury, Forbes and Peirce and Ms. Stanek.

Compensation Committee Interlocks and Insider Participation

Mr. Smith, our Chairman and Chief Executive Officer, has served as a director of Badger Meter, Inc. since February 2000, and has served on the Corporate Governance Committee of the Board of Directors of Badger Meter, Inc. (which committee has responsibility for executive compensation matters) since May 2003. Mr. Forbes, one of our directors, is the retired non-employee chairman of Badger Meter, Inc. and has served as a director of Old Journal since 1996. Mr. Forbes is the chair of the Audit, Nominating and Corporate Governance and Executive committees, is a member of the Compensation Committee and also serves as our Lead Director. Mr. Smith did not serve on the Corporate Governance Committee of the Board of Directors of Badger Meter, Inc. at any time while Mr. Forbes was an employee of Badger Meter, Inc.

Executive Officers

The following table sets forth the names, ages and positions of our executive officers as of May 19, 2004.

Name	Age	Title
Steven J. Smith	54	Chairman of the Board, Chief Executive Officer and Director
Douglas G. Kiel	55	President
Paul M. Bonaiuto	53	Executive Vice President and Chief Financial Officer
Anne M. Bauer	39	Vice President and Controller
James J. Ditter	42	Vice President
Robert M. Dye	56	Vice President of Employee Investor Relations
Carl D. Gardner	47	Vice President
Richard J. Gasper	60	Vice President
Daniel L. Harmsen	49	Vice President of Human Resources
Mark J. Keefe	44	Vice President
Kenneth J. Kozminski	38	Vice President
Paul E. Kritzer	62	Vice President, Secretary and General Counsel—Media
Mary Hill Leahy	49	Senior Vice President and General Counsel
Scott H. McElhaney	47	Vice President
James P. Prather	46	Vice President
Keith K. Spore	61	Senior Vice President
Karen O. Trickle	47	Vice President and Treasurer

Steven J. Smith is Chairman of the Board and Chief Executive Officer. Mr. Smith was elected Chief Executive Officer in March 1998 and Chairman in December 1998. Mr. Smith was President from September 1992 to December 1998. Mr. Smith is a member of the Executive Committee, and has been a director since 1987.

Douglas G. Kiel is President. Mr. Kiel was elected President in December 1998. In addition, Mr. Kiel has been the Chief Executive Officer of Journal Broadcast Group since December 2001. He was Executive Vice President between June 1997 and December 1998 and President of Journal Broadcast Group from June 1992 to December 1998.

Paul M. Bonaiuto is Executive Vice President and Chief Financial Officer. Mr. Bonaiuto was elected Executive Vice President in June 1997 and Chief Financial Officer in January 1996. Mr. Bonaiuto was Senior Vice President between March 1996 and June 1997.

Anne M. Bauer is a Vice President and Controller. Ms. Bauer was elected Vice President and Controller in June 2000. She was Controller from January 1999 to June 2000 and Assistant Controller from January 1995 to January 1999.

James J. Ditter is a Vice President. Mr. Ditter was elected Vice President in September 1995. In addition, Mr. Ditter has been President of Norlight Telecommunications since September 1995.

Robert M. Dye is Vice President of Employee Investor Relations. Mr. Dye was elected Vice President of Employee Investor Relations in September 2003. Mr. Dye was Vice President of Corporate Affairs from June 2000 to September 2003 and Vice President of Corporate Communications from March 1990 to June 2000.

Carl D. Gardner is a Vice President. Mr. Gardner was elected Vice President in June 1999. In addition, Mr. Gardner has been the President—Radio, Journal Broadcast Group since December 1998.

Richard J. Gasper is a Vice President. Mr. Gasper was elected Vice President in June 1996. In addition, Mr. Gasper has been the President of NorthStar Print Group since January 1996.

Daniel L. Harmsen is Vice President of Human Resources. Mr. Harmsen was elected Vice President of Human Resources in March 1996.

Mark J. Keefe is a Vice President. Mr. Keefe was elected Vice President in March 1996. Mr. Keefe has also been President of PrimeNet Marketing Services since October 1995.

Kenneth L. Kozminski is a Vice President. Mr. Kozminski was elected Vice President in December 1999. In addition, Mr. Kozminski has been President of IPC Print Services since July 1999. He was Vice President and General Manager of Eastern Region-IPC Print Services from July 1998 to July 1999.

Paul E. Kritzer is Vice President, Secretary and General Counsel-Media. Mr. Kritzer was elected Vice President and General Counsel-Media in July 2001 and Secretary in September 1992. In addition, Mr. Kritzer was Vice President—Legal from June 1990 to July 2001.

Mary Hill Leahy is Senior Vice President and General Counsel. She was elected Senior Vice President and General Counsel in May 2003. Prior thereto, she served as Vice President and General Counsel-Business Services since July 2001. Ms. Leahy was General Counsel Americas, GE Medical Systems, a developer and manufacturer of medical diagnostic equipment, from January 1999 to July 2001; and Counsel for Products and Distribution, GE Medical Systems from June 1997 to January 1999.

Scott H. McElhaney is a Vice President. He was elected Vice President in December 2002. In addition, Mr. McElhaney has been President of Journal Community Publishing Group since November 2002. He was General Manager and Publisher of our CNI newspapers group from May 2001 through November 2002. Mr. McElhaney was Executive Vice President and Chief Operating Officer of Fancy Publications, a national specialty publications company, from January 1998 to February 2001.

James P. Prather is a Vice President. Mr. Prather was elected Vice President in March 1999. In addition, Mr. Prather has been Senior Vice President and President of News, Journal Broadcast Group and President and General Manager of KTNV-TV since August 2003. Mr. Prather was President—Television, Journal Broadcast Group from December 1998 to August 2003 and General Manager of WTMJ-TV from 1995 to August 2003.

Keith K. Spore is Senior Vice President. Mr. Spore was elected Senior Vice President in September 1995. In addition, Mr. Spore has been President of Journal Sentinel since July 1995 and Publisher of the Milwaukee Journal Sentinel since June 1996.

Karen O. Trickle is Vice President and Treasurer. Ms. Trickle was elected Treasurer in December 1996 and Vice President in March 1999.

Executive Compensation

In the table below, we describe the compensation we paid for the last three years to our Chief Executive Officer and certain of our other executive officers whose salary and bonuses were more than $100,000 in 2003. For purposes of this table, we have included compensation paid by Old Journal. We sometimes refer to the people in the table below as our “named executive officers.”

Summary Compensation Table

					All Other Compensation
		Annual Compensation			Securities Underlying Options	LTIP Payments ($)	All Other Compensation ($) (1)
Name and Principal Position	Year	Salary ($)	Bonus ($)
Steven J. Smith Chairman and Chief Executive Officer	2003 2002 2001	602,693 575,000 573,077	505,776 297,666 86,250	(2)	0 0 0	0 0 222,655	4,130 4,130 4,236

Douglas G. Kiel President	2003 2002 2001	434,154 415,000 413,077	279,164 194,705 58,100	(2)	0 0 0	0 0 120,461	4,130 4,130 4,236

Paul M. Bonaiuto Executive Vice President and Chief Financial Officer	2003 2002 2001	358,462 340,000 338,461	208,497 144,889 40,800	(2)	0 0 0	0 0 86,324	4,130 4,130 4,236

Keith K. Spore Senior Vice President and President of Journal Sentinel Inc.	2003 2002 2001	349,962 336,923 329,000	53,740 111,223 28,875		0 0 0	0 0 27,386	5,430 5,430 4,680

Carl D. Gardner Vice President and President—Radio of Journal Broadcast Group, Inc.	2003 2002 2001	294,846 280,308 271,077	37,445 91,308 20,422		0 0 0	41,007 0 22,399	5,430 5,430 4,680

(1)	All of the five highest-compensated officers were participants in Old Journal’s Investment Savings Plan (a 401(k) plan). Employer contributions to the plan and to the cafeteria benefits plan on behalf of these officers represent all of the compensation in the “All Other Compensation” column.
(2)	Includes a one-time special bonus earned in 2003 as follows: Mr. Smith, $150,000; Mr. Kiel, $40,000; and Mr. Bonaiuto, $40,000. The remaining bonus amounts indicated were paid pursuant to our Management Annual Incentive Plan.

Stock Options

We currently have in place our 2003 Equity Incentive Plan. We did not make grants or awards under the 2003 Equity Incentive Plan to any of our named executive officers during 2003. None of our named executive officers exercised any options during 2003 and, as of the year end, none of our named executive officers holds any options to purchase shares of our common stock.

Long-Term Incentive Plan

The Compensation Committee maintains the Long-Term Plan to motivate and drive management behavior to achieve results that will enhance shareholders’ investment over the long term. The participants in this plan are certain of our executive officers, including the Chief Executive Officer, as determined by the Compensation Committee. Payouts under the Long-Term Plan are made in cash, are made each year and have previously been based on achievement of corporate financial goals over the preceding three-year performance cycle and, for officers with overall responsibility for the performance of subsidiaries, both corporate and subsidiary financial goals over the preceding three-year performance cycle. The financial goals for the three-year performance period ending at the end of 2003 were determined by the Old Journal Committee and consisted primarily of return on equity for the company and return on invested capital for individual subsidiaries over the three-year period. Based on those financial goals, no awards for solely corporate performance were paid for the performance period ending at the end of 2003, although awards were paid to certain officers with overall responsibility for the performance of subsidiaries based on subsidiary performance. Payouts to our named executive officers are provided in the table entitled “Summary Compensation Information” above.

Beginning with the 2004-2006 performance period, financial targets approved by the Compensation Committee are based on corporate performance only, and do not include components based on subsidiary performance.

The following table shows the threshold, target and maximum awards that are potentially payable to the named executive officers in 2007 for the performance period of 2004-2006. This table is calculated on each executive’s base salary for 2004; however, actual calculations will use the executive’s average salary for the period 2004-2006. Payouts of awards are currently based on the sum of our net earnings over a three-year period. Each participant’s award is determined based on the degree to which three-year performance is achieved at the conclusion of the performance cycle. In addition to the awards listed below, previously granted awards for the performance period 2002-2004 and 2003-2005 remain open and may result in payouts in 2005 and/or 2006.

Long Term Incentive Plan—Potential Payouts for 2004-2006 Period

Participant	Performance or Other Period Until Maturation or Payout	Threshold	Target	Maximum
Steven J. Smith	2004–2006	$286,000	$572,000	$858,000
Douglas G. Kiel	2004–2006	$151,140	$302,280	$453,420
Paul M. Bonaiuto	2004–2006	$109,620	$219,240	$328,860
Keith K. Spore	2004–2006	$83,720	$167,440	$251,160
Carl D. Gardner	2004–2006	$71,300	$142,600	$213,900

Pension Plan and Supplemental Benefit Plan

The following table shows the approximate retirement benefit payable on retirement at age 65 under our Employees’ Pension Plan and our Supplemental Benefit Plan for employees in specified compensation ranges with varying years of participation in the plans:

Estimated Annual Retirement Benefit

Five Year Average Compensation	Years of Plan Participation
	20	25	30	35
$ 300,000	$67,188	$83,988	$107,256	$117,576
400,000	91,452	114,324	137,184	160,044
500,000	115,728	144,648	173,580	205,512
600,000	139,992	174,984	209,976	244,980
700,000	164,256	205,320	246,384	283,128
800,000	188,520	235,656	282,780	329,916
900,000	212,784	265,980	319,176	372,372
1,000,000	237,060	296,316	355,584	414,840

The Employees’ Pension Plan is completely funded by us. Our contributions are accrued based on amounts required to be funded under provisions of the Employee Retirement Income Security Act of 1974. The amount of accrued benefits is actuarially determined under the accrued benefit valuation method. It is a defined benefit pension plan that provides benefits for our employees as well as employees of certain of our subsidiaries who meet minimum age and service eligibility requirements. Subject to certain limitations, the monthly retirement benefit under the plan, assuming attainment of the retirement age specified by the plan and payments in the form of a life annuity, is determined in accordance with a formula that takes into account the following factors: final average compensation for the last five years of employment (taking into account annual salary and annual incentive compensation as reported in the summary compensation table), number of years of active plan participation and an actuarially determined Social Security offset.

The Supplemental Benefit Plan is a non-qualified, unfunded, defined benefit plan that supplements payments under the Employees’ Pension Plan. Benefits payable under the Supplemental Benefit Plan are calculated without regard to the limitations imposed on the amount of compensation that may be taken into account under the Employees’ Pension Plan.

With respect to the officers and directors listed in the summary compensation table above, all five are participants in the Employees’ Pension Plan. Mr. Smith has 26 years of Employees’ Pension Plan participation, Mr. Kiel has 16 years, Mr. Bonaiuto has 6 years, Mr. Spore has 37 years and Mr. Gardner has 11 years as of the record date.

PRINCIPAL SHAREHOLDERS

The following table describes the beneficial ownership of our class A shares, class B shares and class C shares as of May 19, 2004 held by (i) each of our directors and those of our executive officers who are named in the Summary Compensation Table above under “Management—Executive Compensation—Summary Compensation Information”; (ii) all of our current directors and executive officers as a group; and (iii) each person or entity that we know beneficially owns more than 5% of any class of our common stock. We believe that all of the people and entities listed below have sole voting and investment power over the listed shares, except as we have indicated otherwise in the footnotes.

In presenting the information below, we do not give effect to the tender offer.

	Shares Beneficially Owned
	Class A Common Stock		Class B Common Stock				Class C Common Stock
Name of Beneficial Owners	Shares	% (1)	Shares		% (2)		Shares	%
Directors and Executive Officers
Steven J. Smith	100	*	378,001		*		—	—
Douglas G. Kiel	—	—	196,976		*		—	—
Paul M. Bonaiuto	—	—	176,101		*		—	—
Keith K. Spore	—	—	149,079		*		—	—
Carl D. Gardner	—	—	107,100		*		—	—
Don H. Davis, Jr.	—	—	1,500		*		—	—
David J. Drury	5,000	*	1,500		*		—	—
James L. Forbes	2,000	*	1,500		*		—	—
David G. Meissner(3)	—	—	1,500		*		—	—
Roger D. Peirce	3,000	*	1,500		*		—	—
Mary Ellen Stanek	4,000	*	1,500		*		—	—
All directors and executive officers as a group (22 persons)	14,100	*	2,019,484		3.8%		—	—

Five Percent Holders
The Journal Company (4)	—	—	8,676,705		14.0%		—	—
Matex Inc. (5)	(5)	(5)	4,631,000	(5)	8.7	%(5)	2,992,000	91.7
Loomis Sayles & Co., L.P.(6)	1,068,147	5.3%	—		—		—	—

*	Denotes less than 1%
(1)	Giving effect to the issuance of class A shares in this offering, and based on the ownership set forth in the table, (i) the percentages indicated for all directors and executive officers, as well as for all directors and executive officers as a group, would not increase above one percent; and (ii) the percentage ownership of Loomis Sayles & Co., L.P. would decrease to approximately 4.1%.
(2)	For all shareholders other than The Journal Company, the percentages indicated do not include shares held by The Journal Company (which shares, pursuant to applicable state law, are not entitled to vote).
(3)	Mr. Meissner is an officer and director of Matex Inc. As trustee and/or beneficiary of certain trusts, Mr. Meissner also beneficially owns approximately 30% of the outstanding shares of Matex Inc. Members of the Grant family own or have a beneficial interest in the remaining shares of Matex Inc. Mr. Meissner has specifically disclaimed the beneficial ownership of shares of our stock owned by Matex Inc. because he does not have the power to vote or direct the voting of such shares, nor to dispose or to direct the disposition of such shares.
(4)	The Journal Company, or “Old Journal,” is our wholly owned subsidiary. Pursuant to applicable state law, the class B shares held by The Journal Company are not entitled to vote.
(5)

The address for this shareholder is c/o Meissner, Tierney, Fisher & Nichols, 111 E. Kilbourn Avenue, Milwaukee, WI 53202. Matex Inc. is owned and controlled by members of the Grant family. See “Certain Transactions” for a discussion of the shareholders agreement we entered into with Matex Inc. and the other

Grant family shareholder, Abert Family Journal Stock Trust. Matex Inc. currently owns the indicated number of class B shares and class C shares. Each class C share is convertible at any time into either (i) 0.248243 class A shares and 1.115727 class B shares, or (ii) 1.36397 class A shares. Assuming conversion of all of the class C shares listed into class A and class B shares as provided in the foregoing clause (i), and without giving effect to the issuance of class A shares in this offering, Matex Inc. would own 742,743 class A shares (or approximately 3.5% of the outstanding shares of the class, excluding shares held by Old Journal) and 7,969,255 class B shares (or approximately 14.1% of the outstanding shares of the class). Assuming conversion of all of the class C shares listed into solely class A shares as provided in the foregoing clause (ii), and without giving effect to the issuance of class A shares in this offering, Matex Inc. would own 4,080,998 class A shares (or approximately 16.8% of the outstanding shares of the class) and 4,631,000 class B shares (or approximately 8.7% of the outstanding shares of the class, excluding shares held by Old Journal). Assuming conversion of all of the class C shares listed into class A and class B shares, and giving effect to the issuance of class A shares in this offering, and giving effect to the issuance of class A shares in this offering, Matex Inc. would own approximately 2.8% of the outstanding class A shares and approximately 14.1% of the outstanding class B shares, excluding shares held by Old Journal. Assuming conversion of all of the class C shares listed into solely class A shares, Matex Inc. would own approximately 13.5% of the outstanding class A shares and approximately 8.7% of the outstanding class B shares, excluding shares held by Old Journal.

(6)	The information given is as of or about December 31, 2003, as reported by Loomis Sayles & Co., L.P. (“Loomis”) in its Schedule 13G filed with the Securities and Exchange Commission. The address for this shareholder is One Financial Center, Boston, MA 02111. Loomis has sole voting power with respect to 850,450 of these shares and sole dispositive power with respect to all of these shares.

THE TENDER OFFER

On May 17, 2004, we commenced a cash tender offer to all holders of class B common stock to purchase up to 16.5%, or 8,020,467 shares, of the aggregate number of class B shares outstanding at the commencement of the offer (excluding shares held by the Grant family shareholders and Old Journal). We intend for the tender offer to expire on the same day as the closing of this offering, although we may extend the expiration of the tender offer at our discretion. The price at which we will purchase each such share will be equal to the average of the closing price of our class A common stock on the New York Stock Exchange on each of the five consecutive trading days ending with the third trading day prior to the expiration date of the tender offer, including any extension thereof. The Grant family shareholders and Old Journal, our wholly owned subsidiary, have agreed not to participate in the tender offer.

In the tender offer, each class B shareholder will be permitted to tender an amount up to 16.5% and possibly up to all of his or her class B shares. To the extent that some class B shareholders tender less than 16.5% of their class B shares, this shortfall will be allocated to the shareholders that have tendered more than 16.5% on a pro rata basis.

With respect to each shareholder who tenders shares in the tender offer, we will purchase shares in the order of such shareholder’s most recent purchases first. This generally means that we will purchase any remaining shares of such shareholder’s class B-1 common stock first, since shareholders’ then most recently purchased JESTA units were exchanged for class B-1 shares in the permanent capital transaction.

We are conducting the tender offer to allow our class B shareholders to obtain liquidity for a certain portion of their shares prior to the expiration of the restricted periods on conversion (September 17, 2004 for class B-1 shares and March 16, 2005 for class B-2 shares) so that (i) we can reduce the potential sales into the market of class A shares received upon conversion of class B shares and (ii) our employee and former employee shareholders can further reduce or eliminate their personal debt previously incurred to purchase equity prior to the permanent capital transaction. The tender offer is by its terms open to all holders of class B shares, each of whom may tender in the tender offer for any reason whatsoever (even if he or she does not have personal loans outstanding). If a shareholder chooses to tender class B shares pledged to a bank as collateral for a loan, then the shareholder must contact the bank to arrange for a release of the shares. In such event, the proceeds from the sale of the pledged shares will be distributed to the bank that provided the loan, less 20% to be paid to the shareholder for use towards payment of tax liability. The amount to be paid to shareholders for use towards tax liability and any remaining proceeds will be remitted directly to the shareholder. Proceeds from the sale of the shares in the tender offer will be distributed in this manner unless we receive written instructions to the contrary from a shareholder and his or her bank.

Although the Grant family shareholders hold class B shares that they received in the permanent capital transaction, and as a result would be eligible to participate in the tender offer, they have agreed with us that they will not participate in the tender offer. The class C shares owned by the Grant family shareholders will not be eligible to be tendered in the tender offer.

In addition, shares of class A common stock will not be eligible to be tendered in the tender offer.

We will purchase class B shares in the tender offer pursuant to an offer to purchase and related materials, which we distributed on May 17, 2004. We also filed a tender offer statement on Schedule TO with the SEC in connection with the tender offer. We cannot assure you that the tender offer will occur or that it will occur on the terms described in this prospectus.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Agreement with the Grant Family Shareholders

Pursuant to the terms and conditions of the shareholders agreement, dated May 12, 2003, among us, Old Journal and the Grant family shareholders, the Grant family shareholders agreed to vote all of their shares of Old Journal common stock in favor of all components of the permanent capital transaction, including the share exchange and the amendment and termination of JESTA; in favor of our 2003 equity incentive plan and our 2003 employee stock purchase plan; and against any non-approved transaction or any action or agreement that would delay, prevent or nullify the permanent capital transaction or the shareholders agreement. The Grant family shareholders also granted Old Journal an irrevocable proxy to vote the Grant family shareholders’ shares with respect to the foregoing matters.

In addition to approving the share exchange, the Grant family shareholders agreed that, following the share exchange but before the termination of JESTA and our initial public offering, they would engage in a voluntary share exchange with us, pursuant to which approximately 41.5% of the class B shares they received in the share exchange, together with their rights under JESTA and their covenants under the shareholders agreement, were exchanged for 3,264,000 shares of class C common stock.

Pursuant to the shareholders agreement, the Grant family shareholders agreed not to tender any of their shares of class B common stock in our recently completed tender offer. The Grant family shareholders also agreed not to transfer any of their shares during the three years following our initial public offering, except as otherwise provided for in the agreement or pursuant to a Board-approved business combination transaction or under Rule 144 of the Securities Act of 1933. In addition, the Grant family shareholders agreed that they will not exercise their rights under our articles of incorporation to purchase any available shares of class B common stock if, after the proposed purchase, the Grant family shareholders would own more than 17% of the class B common stock then outstanding.

The shareholders agreement gives us the right to redeem approximately 18.5% of the Grant family shareholders’ class B shares, at 105% of the average closing price of the class A shares, during the period beginning on March 17, 2005 and ending on September 12, 2005. In addition, each year beginning in 2004, we may redeem, at 105% of the average closing price of the class A shares, class B shares then owned by the Grant family shareholders if the Grant family shareholders own more than 17% of the class B shares then outstanding. In either case, the Grant family shareholders may, before the redemption occurs, convert their class B shares subject to the redemption into class A shares without complying with the class B offer procedures set forth in our articles of incorporation.

The shareholders agreement provides the Grant family shareholders with certain rights to register with the SEC some or all of their shares for resale to the public. Beginning September 13, 2005, the Grant family shareholders have the right to “demand” the registration of their shares, for resale, subject to the limitations described below. The Grant family shareholders also have the right to participate in certain of our proposed stock offerings to the public, subject to certain conditions. Notwithstanding these rights, we will not be obligated to effect any Grant family shareholder “demand” to register shares within 180 days after (1) the effective date of a registration in which the Grant family shareholders were notified of their rights to participate in an offering of ours or (2) any other registration of theirs. In addition, we may postpone for up to 180 days the filing or the effectiveness of any such Grant family shareholders’ “demand” registration statement if our board of directors determines that effecting such registration would have certain negative consequences.

The shareholders agreement also provides that, beginning with the 2004 annual meeting, the Grant family shareholders will have the right to propose one director nominee to the Board (or, if the Board is comprised of more than 11 directors, the Grant family shareholders will have the right to propose two director nominees). This right terminates when the Grant family shareholders hold less than 5% of the outstanding shares of our common stock. The Grant family shareholders’ nominee will be subject to applicable professional and governance standards. In connection therewith, the Grant family shareholders agreed to take all actions necessary to elect all of our recommended nominees for director. At the 2004 annual meeting of shareholders, the Grant family shareholders nominated, and our shareholders elected, David G. Meissner as a Class I director until the 2007 annual meeting of shareholders.

In consideration of the agreements and covenants of the Grant family shareholders under the shareholders agreement, Old Journal agreed to reimburse the Grant family shareholders up to $50,000 for their legal and financial fees incurred on or after April 1, 2003 in connection with the permanent capital transaction.

Immediately following the share exchange, Matex Inc., a Wisconsin corporation and one of the two Grant family shareholders (“Matex”), was the owner of record of 7,920,000 shares of our class B common stock. Immediately following the share exchange and immediately before the termination of JESTA and the closing of our initial public offering, Matex exchanged approximately 41.5% of its class B shares for 2,992,000 class C shares. David G. Meissner’s late spouse, Judith Abert Meissner, was the owner of approximately 30% of the outstanding stock of Matex. Mr. Meissner is the trustee and/or beneficiary of certain trusts created or to be created under Ms. Meissner’s estate which will administer these shares of Matex. Additionally, Mr. Meissner is one of the seven directors of Matex and serves as its president.

In addition, Mr. Meissner’s children, Donald C. Meissner and Linda Meissner (both adults who do not reside with Mr. Meissner), are beneficiaries of Abert Family Journal Stock Trust, one of the Grant family shareholders. Immediately following the share exchange, Abert Family Journal Stock Trust was the owner of record of 720,000 shares of our class B common stock. Immediately after the share exchange and immediately before the termination of JESTA and the closing of our initial public offering, Abert Family Journal Stock Trust exchanged approximately 41.5% of its class B shares for 272,000 class C shares, and also sold 396,000 class B shares in our initial public offering for $15.00 per share.

Robert W. Baird & Co. Incorporated

Ms. Stanek, one of our directors, is the President of Baird Funds, Inc. and a Managing Director, responsible for investment advisory business, of Robert W. Baird & Co., Incorporated. She is not part of the investment banking division of Robert W. Baird & Co., Incorporated. In connection with the permanent capital transaction, the Board of Directors of Old Journal (with Ms. Stanek abstaining) retained the services of the investment banking division of Robert W. Baird & Co., Incorporated, as its financial advisor in 2003. In addition, Robert W. Baird & Co. Incorporated was one of the managing underwriters in the initial public offering of our class A common stock. In 2003, we paid Robert W. Baird & Co., Incorporated $5,738,450 for underwriting discounts and commissions in connection with our initial public offering as well as $1,949,972 in customary fees in its capacity as our financial advisor in connection with the permanent capital transaction and $45,039 in expenses in connection with the same. Ms. Stanek receives no additional compensation or incentive payments as a result of Robert W. Baird & Co., Incorporated’s work for us.

Other

In 2003, we and some of our subsidiaries purchased various marketing and promotional materials from SalesSmith Inc. through various transactions aggregating a total of approximately $96,000. SalesSmith Inc. is 100% owned by Matthew and Marycaye Smith, who are the brother and the sister-in-law of Steven J. Smith, our Chairman and Chief Executive Officer.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and our articles of incorporation and bylaws. We refer you to copies of our articles of incorporation and bylaws which have been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Authorized Capitalization

Our capital structure consists of:

•	170 million authorized shares of class A common stock;

•	60 million authorized shares of class B-1 common stock;

•	60 million authorized shares of class B-2 common stock;

•	10 million authorized shares of class C common stock; and

•	10 million authorized shares of preferred stock.

As of June 8, 2004, there were 20,201,496 shares of class A, 14,967,140 shares of class B-1 (excluding shares held by Old Journal), 38,297,747 shares of class B-2 (excluding shares held by Old Journal), and 3,264,000 shares of class C common stock outstanding.

After the expiration of the public sale restriction periods (the periods during which conversion restrictions apply to the class B-1 and class B-2 common stock), our articles of incorporation will be amended to combine the two classes of class B common stock into one class. After this amendment, our authorized common stock will consist of 170 million authorized shares of class A common stock, 120 million authorized shares of class B common stock, 10 million authorized shares of class C common stock and 10 million authorized shares of preferred stock.

All of the shares of class A common stock offered by us in this offering, when issued and paid for, will be fully paid and nonassessable, except as provided under Section 180.0622 of the Wisconsin Business Corporation Law. This provision of the Wisconsin statutes provides that shareholders will be personally liable up to the par value of the shares owned by them for all debts we owe to our employees for services performed, not exceeding six months service in any one case.

Comparison of Class A Common Stock, Class B Common Stock and Class C Common Stock

The following table compares our class A common stock, class B common stock and class C common stock.

	Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock
Public market	Listed on the New York Stock Exchange under the symbol “JRN.”	None.	None.

Voting rights	One vote per share on all matters voted upon by our shareholders.	Ten votes per share on all matters voted upon by our shareholders.	Two votes per share on all matters voted upon by our shareholders.

Dividends	The cash dividend payable with respect to each share of class A common stock will equal the cash dividend payable with	The cash dividend payable with respect to each share of class B common stock will equal the cash dividend payable with	The cumulative cash dividend payable with respect to each share of class C common stock will equal the cash dividend

	Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock
	respect to each share of class B common stock. Cash dividends may not be declared and paid with respect to class A common stock without concurrent cash dividends declared and paid with respect to the class B and class C common stock.	respect to each share of class A common stock. Cash dividends may not be declared and paid with respect to class B common stock without concurrent cash dividends declared and paid with respect to the class A and class C common stock.	payable with respect to each share of class A and class B common stock; provided that the dividend on the class C shares will not be less than $0.57 per year (subject to adjustment for certain dilutive events). Cash dividends may be declared and paid with respect to class C common stock without concurrent cash dividends declared and paid with respect to the class A and class B common stock.

Liquidation	Upon liquidation, dissolution or winding up, the holders of outstanding class A shares will be entitled to receive (after the payment of any preferential amounts required to be paid to the holders of preferred stock and class C common stock), pro rata with the holders of outstanding class B shares, the remaining assets and funds available for distribution to our shareholders.	Upon liquidation, dissolution or winding up, the holders of outstanding class B shares will be entitled to receive (after the payment of any preferential amounts required to be paid to the holders of preferred stock and class C common stock), pro rata with the holders of outstanding class A shares, the remaining assets and funds available for distribution to our shareholders.	Upon liquidation, dissolution or winding up, the holders of outstanding class C shares will be entitled to be paid in cash out of the assets available for distribution (after the payment of any preferential amounts required to be paid to the holders of preferred stock and before any payment to the holders of class A common stock or class B common stock), the greater of (i) $24.26 per share (subject to adjustment for certain dilutive events), plus accumulated and unpaid dividends on such shares; or (ii) the amount the holder would have received had he or she converted the class C common stock into class A common stock immediately before the liquidation, dissolution or winding up.

Redemption	Not applicable.	Not applicable.	We have the option to redeem all of the shares of class C common stock on September 30, 2017 at a

Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock
price of $24.26 per share (subject to adjustment for certain dilutive events) plus accumulated and unpaid dividends. However, if a holder of class C common stock delivers a written notice within thirty days following delivery of a notice of redemption that such holder wishes to retain the shares of class C common stock called for redemption, then we will not be entitled to redeem the shares of class C common stock. Instead, each share held by the holder submitting the notice will remain a share of class C common stock until September 30, 2018, on which date it will automatically be converted into 0.248243 shares of class A common stock and 1.115727 shares of class B common stock. If we do not exercise our option to redeem the class C shares, then on September 30, 2018, each class C share will automatically be converted into 0.248243 class A shares and 1.115727 class B shares.

Following approval by our board of directors of a “strategic transaction” (as defined), we will have the option to redeem all of the shares of class C common stock at a price of $24.26 per share (subject to adjustment for certain dilutive events) plus accumulated and unpaid dividends. If we exercise

	Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock
this redemption option, then we must, within ten business days following the approval by the board of directors of the strategic transaction, deliver to each holder of class C common stock written notice of redemption and indicate the date fixed for redemption, which date cannot be earlier than twenty business days or later than forty business days after the date the notice is delivered. If a holder of class C common stock delivers to us, no later than one business day before the date fixed for redemption, a legally binding, written agreement evidencing such holder’s agreement to vote all of its class C shares (and any shares received on conversion of the class C shares) in favor of the strategic transaction and against any alternative proposal not approved by the board of directors, then we will not be entitled to redeem the shares of class C common stock held by that holder in connection with the strategic transaction.

Transfer restrictions	None, other than as imposed by applicable law.	Offers to sell and sales are permitted at any time (including within the applicable public sale restriction period) to eligible purchasers under New Journal’s articles of incorporation (which include our employee benefit plans, active employees, Matex Inc. and us), which can only be	Class C common stock can be transferred to us; or, if the holder is a corporation or other business entity, it can transfer its shares upon its dissolution or liquidation to its shareholders who are lineal descendants of Harry J. Grant or certain other entities affiliated with those descendants; or, if

Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock
	effected by submitting a “voluntary transfer/conversion notice” (discussed below) and following the offer procedures set forth in our articles of incorporation (which we refer to as the “offer procedures”).	the holder is a trust, it can transfer its shares to its beneficiaries who are lineal descendants of Harry J. Grant or certain other entities affiliated with those descendants.

Otherwise, class B shares cannot be transferred at any time except for:

•   transfers by an active or former employee to certain trusts for the benefit of individual beneficiaries or to any organization described in Section 501(c)(3) of the Internal Revenue Code;

•   transfers to a designated purchaser in a tender offer approved by our board;

•   if the holder is a corporation or other business entity, then transfers upon its dissolution or liquidation to its shareholders who are lineal descendants of Harry J. Grant or certain other entities affiliated with those descendants;

•   if the holder is a trust, then transfers to its beneficiaries who are lineal descendants of Harry J. Grant or certain other entities affiliated with those descendants; or

•   transfer to us.

Any other transfer would result in each transferred share of class C common stock being automatically converted into 1.363970 shares of class A common stock.

Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

Holders of class B common stock that become subject to an “option event” are required to offer those shares for purchase pursuant to the offer procedures. “Option events” generally include:

•   A written offer to sell a specified number of shares or a written request to convert a specified number of shares into a corresponding number of shares of class A common stock, in either case in the form specified in the articles of incorporation (called a “voluntary transfer/ conversion notice”).

•   A foreclosure sale or similar transfer of pledged shares.

•   With respect to all shares of class B common stock owned by Matex Inc., a change in control of Matex Inc.

Any option event is also an option event with respect to any marital or community property interest of the spouse of the holder.

Any attempted transfer in violation of the articles of incorporation is null and void. In other words, the shares will remain, for all purposes, held by the shareholder attempting to effect the invalid transfer.

We are not obligated to buy class B shares available for sale.

	Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock
Ability to purchase	May purchase on open market subject to applicable law.

Only the following persons are eligible to purchase shares of class B common stock that become subject to option events (called “optionees”):

•   employee benefit plans (called “class A optionees”)

•   employee-eligibles (called “class B optionees”)

•   Matex Inc. (a Grant family shareholder, called the “class C optionee”)

•   us (called the “class D optionee”)

In order to purchase shares of class B common stock that become offered for sale, an optionee must first submit a purchase order, in the form specified in the articles of incorporation (a “purchase order”), to the transfer agent, accompanied by either (a) a cashier’s check or money order, or (b) other documentation sufficient to evidence immediate access to funds.

A purchase order becomes effective when entered by the transfer agent on the list of eligibles representing current potential buyers of shares of class B common stock (called the “buyer list”).

See “Transfer Restrictions.”

Purchase and sale procedures	Not applicable.	When an option event occurs, the transfer agent will match the subject shares of class B common stock with the earliest

Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

entered purchase order on the buyer list (first from among all class A optionees, then all class B optionees, then the class C optionee, then the class D optionee, in that order), the terms and conditions of which can be matched by a purchase of all or a part of such shares of class B common stock, until the terms and conditions of such purchase order are satisfied in full.

If shares of class B common stock remain to be sold, then the transfer agent will match the subject shares with the next-earliest posted purchase order on the buyer list the terms and conditions of which can be matched by a purchase of all or a part of such shares of class B common stock, until the terms and conditions of such purchase order are satisfied in full; and so on.

When shares of class B common stock are sold, the transfer agent will record the sale and provide notice to the purchaser and seller. It will also deliver the purchase price for the shares to the seller, without interest, as promptly as practicable, but in no event later than the end of the third business day following the applicable option event date.

If the transfer agent is unable to complete the sale of shares of class B

Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

common stock by the end of the third business day following the occurrence of the option event, then the transfer agent will:

•   In the case of an option event pursuant to a voluntary transfer/ conversion notice,

•   convert the shares of class B common stock into an equivalent number of shares of class A common stock, if so directed in the voluntary transfer/ conversion notice and if such conversion is then allowed after giving effect to the public sale restriction periods;

•   cancel the voluntary transfer/conversion notice if so directed in the voluntary transfer/ conversion notice or if conversion is not then allowed after giving effect to the public sale restriction periods, in which case the shares will remain held by the holder submitting the notice; or

•   if no direction is given in the voluntary transfer/ conversion notice, cancel the voluntary transfer/ Conversion notice, in which case the shares will remain held by the holder submitting the notice.

• In the case of an option event arising from

Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

foreclosure sale or similar transfer of pledged shares, either

•   convert the shares of class B common stock into an equivalent number of shares of class A common stock if such conversion is then allowed after giving effect to the public sale restriction periods; or

•   if conversion of the shares of class B common stock is not then allowed after giving effect to the public sale restriction periods, then the shares of class B common stock will remain held by the holder subject to such foreclosure sale or other transfer.

•   In the case of an option event arising from a change of control of Matex Inc., convert the shares of class B common stock into an equivalent number of shares of class A common stock, irrespective of the public sale restriction periods. If such conversion would otherwise be prohibited after giving effect to the public sale restriction periods, then none of the shares of class A common stock into which the shares of class B common stock are converted can be

	Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock
transferred until the expiration of the public sale restriction periods that were applicable to the shares of class B common stock prior to conversion.

Purchase price	Not applicable.

The price at which any share of class B common stock subject to an option event may be purchased by any optionee (the “purchase price”) is:

•   If the class A common stock is then listed for trading on a national securities exchange, then the closing price of the class A common stock as reported by such exchange on the date of the applicable option event.

•   If the class A common stock is then quoted on an automated quotation system, then the average of the closing bid and ask price as reported by such automated quotation system on the date of the applicable option event.

•   If the class A common stock is not then listed on a national securities exchange or quoted on an automatic quotation system, then the fair market value of a share of class A common stock on the date of the applicable option event as determined by the most recent independent valuation of the class A common stock.

Not applicable.

	Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock
Conversion	Not applicable.

Each class B share can be converted into a share of class A common stock upon submission of a voluntary transfer/conversion notice and after following the offer procedures set forth above. However:

•   Class B-1 shares cannot be converted until after September 17, 2004; and

•   Class B-2 shares cannot be converted until after March 16, 2005.

The periods set forth above during which conversion is not allowed are referred to as the “public sale restriction periods.”

Under certain circumstances, class B shares can be converted into class A shares even during the public sale restriction periods. Those circumstances are:

•   If the beneficiary or estate of a deceased holder of class B shares offers those shares through the offer procedures, and those shares are not sold to an eligible purchaser by the end of the third business day after the option event, then they are converted into class A shares, irrespective of the public sale restriction periods.

•   Upon a change of control of Matex Inc., the class B shares then

Each outstanding share of class C common stock may, at the option of the holder, be converted at any time into either (i) 0.248243 shares of class A common stock and 1.115727 shares of class B common stock, or (ii) 1.363970 shares of class A common stock.

However, if prior to such conversion the outstanding class B common stock has been previously converted into class A common stock as a result of the number of shares of class B common stock then falling below 8% of the total common stock then outstanding, then each outstanding share of class C common stock can only be converted into 1.363970 shares of class A common stock.

Also, if New Journal delivers notice to a holder of class C common stock that its board of directors has approved a “strategic transaction,” then class C shares cannot be converted until the holder delivers notice to New Journal that it will vote its shares in favor of the strategic transaction.

Upon any change of control of Matex Inc., each share of class C common stock owned by Matex Inc. will be automatically converted into 1.363970 shares of class A common stock.

Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

held by Matex Inc. become subject to sale pursuant to the offer procedures. If those shares are not sold to an eligible purchaser by the end of the third business day after the option event, then they are converted into class A shares, irrespective of the public sale restriction periods. If such a conversion takes place during the public sale restriction periods, then none of the shares of class A common stock into which the shares of class B common stock were converted can be transferred until the expiration of the public sale restriction periods that were applicable to the shares of class B common stock prior to conversion.

In addition, each share of class B common stock will automatically be converted into a share of class A common stock:

•   when the number of outstanding shares of class B common stock falls below 8% of the aggregate number of shares of common stock then outstanding;

•   upon transfer to the underwriters in the initial public offering;

•   upon purchase by a designated purchaser (other than us) in a tender offer or exchange

Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

offer that is subject to Section 13(e) or Section 14(d) of the Securities Exchange Act of 1934, as amended, which tender offer or exchange offer is approved by our board of directors;

•   On the 120th day following the death of a holder if the holder’s beneficiary or estate has not offered them for sale through the offer procedures;

•   with respect to shares transferred to a Section 501(c)(3) organization prior to expiration of the applicable public sale restriction period, upon expiration of the applicable public sale restriction period; and

•   with respect to attempted transfers to a Section 501(c)(3) organization after expiration of the applicable public sale restriction period, immediately prior to such attempted transfer.

Following conversion into class A shares, there is no ability to convert back into class B shares.

Anti-Takeover Effects of Various Provisions of Wisconsin Law and Our Articles of Incorporation and Bylaws

Provisions of Wisconsin law have certain anti-takeover effects. Our articles of incorporation and bylaws also contain provisions that may have similar effects.

Wisconsin Anti-Takeover Statute

Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law, or the WBCL, restrict a broad range of business combinations between a Wisconsin corporation and an “interested stockholder” for a period of three years unless specified conditions are met. The WBCL defines a “business combination” as including certain mergers or share exchanges, sales of assets, issuances of stock or rights to purchase stock and other related party transactions. An “interested stockholder” is a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years. During the initial three-year period after a person becomes an interested stockholder in a Wisconsin corporation, with some exceptions, the WBCL prohibits a business combination with the interested stockholder unless the corporation’s board of directors approved the business combination or the acquisition of the stock by the interested stockholder prior to the acquisition date. Following this three-year period, the WBCL also prohibits a business combination with an interested stockholder unless:

•	the board of directors approved the acquisition of the stock prior to the acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder;

•	the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or

•	the business combination is of a type specifically excluded from the coverage of the statute.

Sections 180.1130 to 180.1133 of the WBCL govern certain mergers or share exchanges between public Wisconsin corporations and significant shareholders, and sales of all or substantially all of the assets of public Wisconsin corporations to significant shareholders. These transactions must be approved by 80% of all shareholders and two-thirds of shareholders other than the significant shareholder, unless the shareholders receive a statutory “fair price.” Section 180.1130 of the WBCL generally defines a “significant shareholder” as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, or an affiliate of the corporation who beneficially owned 10% or more of the voting power of the then outstanding shares within the last two years.

Section 180.1150 of the WBCL provides that in particular circumstances the voting power of shares of a public Wisconsin corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power these excess shares would otherwise have. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration. This voting restriction does not apply to shares acquired directly from the corporation.

Section 180.1134 of the WBCL requires shareholder approval for some transactions in the context of a tender offer or similar action for more than 5% of any class of a Wisconsin corporation’s stock. Shareholder approval is required for the acquisition of more than 5% of the corporation’s stock at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes an equal offer to acquire all shares. Shareholder approval is also required for the sale or option of assets that amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

In addition to the anti-takeover provisions described above, various provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may be deemed to have anti-takeover effects.

Transfer Restrictions on Class B Shares

Our class B common stock has ten votes per share, while our class A common stock has one vote per share and our class C common stock has two votes per share. As of May 19, 2004, shares of class B common stock constitute about 68% of our total outstanding common stock on a fully diluted basis (excluding the shares owned by Old Journal) and about 95% of our total voting power. As a result, our capital structure may deter a potential change in control because our voting power is concentrated in our class B common stock. These shares cannot be transferred at any time except for:

•	transfers to us;

•	transfers to certain trusts for the benefit of individual beneficiaries or to any organization described in Section 501(c)(3) of the Internal Revenue Code;

•	transfers to a designated purchaser in a tender offer approved by our board;

•	if the holder is a corporation or other business entity, then transfers upon its dissolution or liquidation to its shareholders who are “Family Successors” as that term is defined in the articles of incorporation;

•	if the holder is a trust, then transfers to its beneficiaries who are Family Successors; or

•	transfers to our employee benefit plans, active employees, Matex Inc. or us pursuant to “option events.”

Any attempted transfer of our class B shares in violation of our articles of incorporation will be void. These restrictions on transfer of our class B common stock have the effect of preventing potential acquirors from obtaining voting control in a transaction not approved by our board, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock. As a result, these provisions may be a deterrent to a potential acquisition transaction.

Staggered Board of Directors

Our articles of incorporation and bylaws provide that the board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The articles provide that any vacancies on the board of directors can be filled only by the affirmative vote of a majority of the directors in office. Any director so elected will serve until the next election of the class for which he or she is chosen and until his or her successor is duly elected and qualified.

No Cumulative Voting

The WBCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Our articles of incorporation do not provide for cumulative voting.

Meeting Procedures; Advance Notice Requirements for Shareholder Proposals and Director Nominations; Procedures for Calling a Special Meeting

Our bylaws also provide the board with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, the President or the board (acting by resolution) can adjourn a shareholder meeting at any time before business is transacted at the meeting.

Our bylaws also provide that shareholders seeking to bring business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder’s notice shall be received on or before December 31 of the year immediately preceding the annual meeting ; provided, however, that in the event that the date of the annual meeting is on or after May 1 in any year, notice by the shareholder to be timely must be so received not later than the close of business on the day which is determined by adding to December 31 of the year immediately preceding such annual meeting the number of days starting with May 1 and ending on the date of the annual meeting in such year. The bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Our bylaws also establish a procedure which shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to us, the receipt by us of written demands for a special meeting from holders of 10% or more of all the votes entitled to be cast on any issue proposed to be considered, a review of the validity of such demands by an independent inspector and the fixing of the record and meeting dates by the board. In addition, shareholders demanding a special meeting must deliver a written agreement to pay the costs incurred by us in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation of proxies, in the event such shareholders are unsuccessful in their proxy solicitation.

Director Removal

Our articles of incorporation provide that any director may be removed from office, but only for cause by the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote in the election of directors. However, if at least two-thirds of the directors plus one director vote to remove a director, that director can be removed without cause by the affirmative vote of a majority of the outstanding shares entitled to vote.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We could use these additional shares for a variety of corporate purposes, including future public offerings (following this offering) to raise additional capital, corporate acquisitions and issuances under employee benefit plans. Additionally, we could issue a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. The board will make any determination to issue such shares based on its judgment as to the best interests of our company and our shareholders. The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock.

Supermajority Provisions

Our articles of incorporation contain provisions that require the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote in order to amend certain anti-takeover provisions of the articles of incorporation or bylaws. In addition, the affirmative vote of (i) shareholders holding at least 66 2/3% of the voting power of the then outstanding class A shares and class B shares, considered for this purpose as a single class, and (ii) shareholders holding at least 66 2/3% of the voting power of the then outstanding class C shares is required to undertake (a) a sale or other business combination of New Journal, (b) a sale of the Milwaukee Journal Sentinel or (c) a relocation of the corporate headquarters outside of the Milwaukee area. These provisions could have the effect of discouraging takeover attempts that some, or a majority, of New Journal’s shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock.

Amendments to Articles of Incorporation

The WBCL allows us to amend our articles of incorporation at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. The board can propose one or more amendments to for submission to shareholders and may condition its submission of the proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in our articles of incorporation relating to (a) the structure of the board, (b) certain amendments to the bylaws and (c) supermajority voting on certain transactions may only be amended by the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote.

Preemptive Rights

No holder of our common stock has any preemptive or subscription rights to acquire shares of our common stock.

Transfer Agent and Registrar

Wachovia Bank, N.A. is the transfer agent and registrar for our common stock. Its address is PA 1328, 123 South Broad Street, Philadelphia, Pennsylvania 19109-1199, Attn: Journal Communications, Inc. and its telephone number is 1-888-396-0853.

DESCRIPTION OF INDEBTEDNESS

Effective September 29, 2003, we entered into a $350 million unsecured revolving credit facility expiring on September 4, 2008. The interest rate on borrowings are either LIBOR plus a margin that ranges from 87.5 basis points to 150 basis points, depending on our leverage, or the “Base Rate,” which equals the higher of the prime rate set by U.S. Bank, N.A. or the Federal Funds Rate plus one percent per annum. As of March 28, 2004, we had borrowings of $56.3 million under the facility at the weighted average interest rate of 2.01%. Fees of $2.0 million in connection with the facility are being amortized over the term of the facility using the straight-line method which approximates the effective-interest method.

The material covenants under this facility include the following:

•	A consolidated funded debt ratio as determined for the four fiscal quarter period preceding the date of determination of not greater than 3.0:1.0. As of March 28, 2004, the consolidated funded debt ratio was 0.34.

•	A fixed charge coverage ratio as determined for the four fiscal quarter period preceding the date of determination of not less than 1.75:1.0. As of March 28, 2004, the fixed charge coverage ratio was 2.73.

•	A consolidated tangible net worth as of the end of any quarter of not less than $200 million. As of March 28, 2004, consolidated tangible net worth was $350.5 million.

•	Consolidated capital expenditures during any fiscal year of not more than $75 million. From January 1, 2004 through March 28, 2004, consolidated capital expenditures were $5.5 million.

•	A consolidated rent expense during any fiscal year of not more than $40 million. From January 1, 2004 through March 28, 2004, consolidated rent expense was $6.2 million.

SHARES ELIGIBLE FOR FUTURE SALE

Class A Common Stock

Upon the completion of this offering, we will have 26,198,142 shares of our class A common stock outstanding, 53,266,741 shares of our class B common stock outstanding (excluding shares owned by Old Journal) and 3,264,000 shares of our class C common stock outstanding. All of the class A shares sold in this offering will be freely tradable, except that any shares purchased by our affiliates may only be sold in compliance with the applicable limitations of Rule 144. In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of class A common stock then outstanding; or

•	the average weekly trading volume of our class A common stock as reported on the New York Stock Exchange during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. The Securities Act defines affiliates to be persons that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, us. These persons typically include our executive officers and directors.

We and our directors and executive officers have entered into contractual “lock-up” agreements with the underwriters pursuant to which we and our directors and executive officers have agreed not to sell or transfer any shares of class A common stock and, in our case, not to file certain registration statements with respect to the sale of common stock, on the terms described under “Underwriters.”

Class B Common Stock

The shares of our class B common stock were issued pursuant to a registration statement on Form S-4 and, as a result, are freely tradable (subject to the transfer restrictions and purchase option procedures contained in our articles of incorporation), except for any such shares acquired or held by Old Journal (or any other affiliate of ours, other than the Grant family shareholders), which shares, pursuant to Rule 145, will remain subject to the resale limitations of Rule 144 and except for any such shares acquired or held by the Grant family shareholders, which shares will remain subject to the additional transfer limitations set forth in the shareholders agreement, described under “Certain Relationships and Related Transactions.” Rule 145 provides that an affiliate who receives shares in a transaction such as the share exchange with respect to which there has been a vote of shareholders will be subject to the resale limitations of Rule 144.

Shares of our class B common stock are generally subject to restrictions on conversion for certain initial time periods. With limited exceptions, class B-1 shares cannot be converted until after September 17, 2004, and class B-2 shares cannot be converted until after March 16, 2005. Following expiration of the applicable restriction period, class B shares will be convertible into class A shares at any time, subject to purchase option procedures contained in our articles of incorporation.

With certain limited exceptions, in order to convert class B shares into class A shares following the expiration of the conversion restriction periods, or to transfer class B shares, class B shareholders must first give notice to our transfer agent. Upon giving notice, the following persons will have options to purchase the shares subject to that notice, in the following order: (i) our employee benefit plans; (iii) employee eligibles; (iii) Matex Inc. (one of the Grant family shareholders); and (iv) us. Persons wishing to buy class B shares must have listed themselves as active buyers for up to a set number of shares on a register to be maintained by the transfer agent. Purchase options must be exercised within three business days of delivery of notice by a shareholder. If a purchase option is exercised, then the class B shares will be sold to the eligible purchaser and remain class B shares. If no purchase option is exercised, then the shareholder can (i) retain the class B shares, or (ii) convert the class B shares into class A shares, which would be freely transferable (subject to applicable law).

We can redeem approximately 18.5% of the Grant family shareholders’ class B shares during the period beginning March 17, 2005 and ending September 12, 2005. In addition, we may redeem, at specified dates, shares of class B common stock held by the Grant family shareholders if the Grant family shareholders hold more than 17% of the shares of class B common stock then outstanding. For a description of these redemption provisions, see “Certain Relationships and Related Transactions.” If we elect to redeem any such shares, we will deliver a notice of redemption to the Grant family shareholders. The Grant family shareholders may, at any time prior to the redemption date specified in the notice of redemption, convert their shares of class B common stock into class A common stock without complying with the purchase option procedures described in the preceding paragraph. If the Grant family shareholders do not elect to convert the shares of class B common stock subject to the redemption notice, we have the option to redeem them. If these shares are so redeemed, they cannot be converted into class A common stock and resold.

Class C Common Stock

The 3,264,000 shares of class C common stock outstanding are held by the Grant family shareholders and are not freely tradable. Pursuant to our articles of incorporation, each share is convertible at any time, subject to certain exceptions, into 0.248243 shares of class A common stock and 1.115727 shares of class B common stock, or 1.363970 shares of class A common stock. These shares would then be subject to the resale limitations of Rule 144. In addition, all of these shares are subject to redemption provisions, as described under “Certain Relationships and Related Transactions” and “Description of Capital Stock.” If these shares are so redeemed, they cannot be converted into class A common stock or class B common stock and resold.

Equity Incentive Plan and Employee Stock Purchase Plan

We maintain the 2003 Employee Stock Purchase Plan, pursuant to which we have registered on Form S-8 and reserved for issuance 3,000,000 shares of class B common stock, and the 2003 Equity Incentive Plan, pursuant to which we have registered on Form S-8 and reserved for issuance 6,000,000 shares of class B common stock. Shares registered under those registration statements will (in the case of the 2003 equity incentive plan, upon the optionee’s exercise and depending on vesting provisions and Rule 144 volume limitations applicable to our affiliates) be available for resale in the public market upon conversion into class A shares (subject to the purchase option procedures contained in our articles of incorporation).

Registration Rights

For a description of the rights the Grant family shareholders have to require us to register the shares of common stock they own, see “Certain Relationships and Related Transactions.”

U.S. FEDERAL TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax considerations for holders of our class A common stock and is based upon current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), and Treasury regulations, and existing rulings of the Internal Revenue Service (which we refer to as the “IRS”) and judicial decisions, all of which are subject to change. Any such change could apply retroactively and could adversely affect the consequences described below.

As used in this summary, a “U.S. Person” is (a) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes, (b) a corporation or a partnership that is organized under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person. As used in this summary, a “Non-U.S. Holder” is any person who owns shares of New Journal common stock and who is not a U.S. Person.

This summary does not discuss all U.S. federal income tax considerations that may be relevant to U.S. Holders and Non-U.S. Holders in light of their particular circumstances or that may be relevant to certain holders that may be subject to special treatment under U.S. federal income tax law (for example, persons who elect to treat dividends on, or gains from a disposition of, shares as investment income for purposes of the limitation on the investment interest deduction, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who hold shares as part of a straddle, hedging, constructive sale, or conversion transaction, persons who acquire shares through exercise of employee stock options or otherwise as compensation for services, and U.S. Persons whose functional currency is not the U.S. dollar). This summary does not address certain special rules that apply to Non-U.S. Holders that are “controlled foreign corporations”, “foreign personal holding companies”, “passive foreign investment companies”, or corporations that accumulate earnings to avoid U.S. federal income tax. Furthermore, this summary does not address any aspects of state, local, or foreign taxation. This summary is limited to those persons that hold shares of New Journal common stock as “capital assets” within the meaning of Section 1221 of the Code. In the case of any Non-U.S. Holder who is an individual, the following discussion assumes that this individual was not formerly a United States citizen, and was not formerly a resident of the United States for U.S. federal income tax purposes.

If a partnership holds our class A common stock, then the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our class A common stock, then you should consult your tax advisor.

THIS SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Treatment of U.S. Holders

Dividends on Shares.    Any distribution received by a U.S. Holder with respect to shares of New Journal common stock will constitute a “dividend”, and will be treated as ordinary income, for U.S. federal income tax purposes to the extent that New Journal has sufficient accumulated or current earnings and profits. A redemption payment received with respect to shares of New Journal common stock will be treated as a distribution, rather than as a sale giving rise to a capital gain or loss, unless the redemption qualifies as an “exchange” under Section 302(b) of the Code. Any dividend received by a U.S. Holder that is an individual will be subject to U.S. federal income tax at a maximum rate of 15%, provided that certain holding period requirements are met. Any dividend received by a U.S. Holder that is itself a corporation may be eligible for a dividends-received deduction under Section 243 of the Code. The rate of the dividends-received deduction is generally 70%. The dividends-received deduction is subject to certain limitations. For example, the deduction may not be available if the corporate U.S. Holder does not satisfy certain holding period requirements with respect to its shares or if the shares are “debt-financed portfolio stock”.

Sale of Shares.    Upon a sale of shares of New Journal common stock (not including a redemption that does not qualify as an “exchange” under Section 302(b) of the Code), a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted tax basis in such shares. Any gain or loss recognized on a sale of shares of New Journal common stock by a U.S. Holder will be a capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year at the time of disposition. Any long-term capital gain recognized upon a sale of shares of New Journal common stock by a U.S. Holder that is an individual will be subject to U.S. federal income tax at a maximum rate of 15%. Certain limitations apply to the deductibility of capital losses for U.S. federal income tax purposes.

Backup Withholding and Information Reporting.    In general, information reporting requirements will apply to dividends in respect of the shares, or the proceeds received on the sale, exchange, or redemption of shares, paid to U.S. Holders other than certain exempt recipients (such as corporations). Any dividend payment made by New Journal to a U.S. Holder will be subject to backup withholding (at a rate of 28%), unless the U.S. Holder provides to New Journal a certification, under penalties of perjury, of the U.S. Holder’s taxpayer identification number, or the U.S. Holder otherwise establishes an exemption. The requisite certification may be made on an IRS Form W-9. Amounts withheld from a U.S. Holder under the backup withholding rules are generally allowable as a credit against the U.S. federal income tax liability (if any) of the U.S. Holder, and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Treatment of Non-U.S. Holders

Dividends on Shares.    A dividend received by a Non-U.S. Holder (including a payment received in a redemption that does not qualify as an “exchange” under Section 302(b) of the code) on shares of New Journal common stock will be subject to withholding of U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), unless prior to the dividend payment the Non-U.S. Holder delivers to New Journal a properly executed IRS Form W-8ECI certifying that the Non-U.S. Holder’s dividend income is effectively connected with a United States trade or business conducted by the Non-U.S. Holder. This withholding applies even if the Non-U.S. Holder has furnished the certification required to avoid backup withholding (see “-Backup Withholding and Information Reporting” below) with respect to the dividend. In the event that a properly executed IRS Form W-8ECI is furnished, the Non-U.S. Holder’s dividend income will be exempt from withholding. However, any dividend that is effectively connected with a United States trade or business conducted by the Non-U.S. Holder will be subject to U.S. federal income tax at normal graduated rates (and if the Non-U.S. Holder is classified for U.S. federal income tax purposes as a corporation, the dividend may also be subject to an additional branch profits tax). In order to claim treaty benefits (such as a reduction in the rate of U.S. withholding tax), the Non-U.S. Holder must deliver to New Journal a properly executed IRS Form W-8BEN or Form W-8IMY prior to the dividend payment. If the Non-U.S. Holder is an entity that is classified for U.S. federal income tax purposes as a partnership, then unless this partnership has entered into a withholding agreement with the IRS, the partnership will be required, in addition to providing an IRS Form W-8IMY, to attach an appropriate certification by each partner, and to attach a statement allocating the dividend income among the various partners.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale of Shares.    Any gain or loss recognized by a Non-U.S. Holder upon a sale of shares (not including a redemption that does not qualify as an “exchange” under Section 302(b) of the code) will be a capital gain or loss. Any such capital gain will not be subject to U.S. federal income tax, unless: (i) the gain is effectively connected with a United States trade or business conducted by the Non-U.S. Holder; (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (iii) New Journal is, or has been during certain periods preceding the disposition, a “United States real property holding corporation” and certain other conditions are met. If you are described in clause (i), then you will be subject to tax on the gain derived from the sale under regular graduated United States federal income tax rates. If you are described in clause (ii), then you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though you are not considered a resident of the United States). If you are a Non-U.S. Holder that is classified for U.S. federal income tax purposes as a foreign corporation and fall under clause (i), then you will be subject to tax on your gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. We do not believe that New Journal is a “United States real property holding corporation”, and we do not expect New Journal to ever become one.

Backup Withholding and Information Reporting.    New Journal must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to a Non-U.S. Holder and the tax withheld, regardless of whether any U.S. tax was withheld on such dividends. This information may also be made available to the tax authorities in the Non-U.S. Holder’s country of residence. A Non-U.S. Holder will not be subject to backup withholding on dividends on New Journal shares if the owner of the shares certifies under penalties of perjury that it is not a U.S. Person (such certification may be made on an IRS Form W-8BEN), or otherwise establishes an exemption. If a Non-U.S. Holder sells shares through a U.S. office of a U.S. or foreign broker, the payment of the sale proceeds by the broker will be subject to information reporting and backup withholding, unless the owner of the shares provides the certification described above (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or otherwise establishes an exemption. If a Non-U.S. Holder sells shares through a foreign office of a broker, backup withholding is not required. Information reporting is required if (i) the broker does not have documentary evidence that the holder is not a U.S. Person, and (ii) the broker is a U.S. Person or has certain other connections to the United States.

Amounts withheld from a Non-U.S. Holder under the backup withholding rules are generally allowable as a credit against the U.S. federal income tax liability (if any) of the Non-U.S. Holder, and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

U.S. Estate Tax.    Any shares of New Journal common stock that are held by an individual who is not a citizen of the United States and who is not domiciled in the United States at the time of his or her death generally will be treated as United States situs assets for U.S. federal estate tax purposes and will be subject to U.S. federal estate tax, except as may otherwise be provided by an applicable estate tax treaty between the United States and the decedent’s country of residence.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Robert W. Baird & Co. Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of class A shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	2,534,400
Robert W. Baird & Co. Incorporated	1,785,600
Credit Suisse First Boston LLC	360,000
Goldman, Sachs & Co.	360,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	360,000
Banc of America Securities LLC	300,000
SunTrust Capital Markets, Inc.	300,000

Total	6,000,000

The underwriters are offering the shares of class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of our class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to securities dealers at a price that represents a concession not in excess of $0.59 a share under the public offering price. After the initial offering of the shares of our class A common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 900,000 additional shares of class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of class A common stock listed next to the names of all underwriters in the preceding table.

If the underwriters’ option is exercised in full, the total price to the public would be $125.9 million, the total underwriters’ discounts and commissions would be $6.3 million and the total proceeds to us would be $119.6 million.

The following table shows the per share and total underwriting discounts and commissions to be paid by us assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase 900,000 additional shares from us.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discounts and commissions to be paid by us	$0.9125	$0.9125	$5,475,000	$6,296,250

Our estimated offering expenses, in addition to the underwriting discounts and commissions, are approximately $0.6 million, which includes legal, accounting and printing costs and various other fees associated with registration of the class A common stock.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of class A common stock offered by them.

We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file any registration statement with the SEC relating to the offering of, any shares of our class A common stock or any security convertible into or exercisable or exchangeable for our class A common stock, except for registration statements on Form S-8 or resale registration statements with respect to the class B shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the class A common stock,

whether any such transaction described above is to be settled by delivery of class A common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if the 90th day after the date of this prospectus occurs within 18 days following an earnings release by us, or if we intend to issue an earnings release within 15 days following the 90th day, the 90-day period will be extended to the 18th day following such earnings release unless such extension is waived by Morgan Stanley & Co. Incorporated on behalf of the underwriters.

The restrictions contained in the preceding paragraph do not apply to:

•	the sale of the class A shares described in this prospectus to the underwriters;

•	the issuance of class B shares or the grant of options to purchase class B shares under our employee stock purchase plan and/or our equity incentive plan;

•	the purchase of class B shares by us in the tender offer; and

•	any automatic conversions of our class B shares into class A shares pursuant to our articles of incorporation.

Our directors and executive officers have also entered into contractual “lock-up” agreements with the underwriters pursuant to which they have agreed, for the same period of time, not to sell or transfer any of their shares of class A common stock on substantially the same terms set forth above.

In addition, all shares of class B common stock are subject to restrictions on conversion until after September 17, 2004 (in the case of class B-1 shares) and March 16, 2005 (in the case of class B-2 shares). During the relevant restricted period, shares of class B common stock may not be converted into class A common stock except pursuant to automatic conversions under our articles of incorporation (although they may be offered for sale as class B shares to eligible purchasers under our articles of incorporation). The class B shareholders also are prohibited from buying a put option, selling a call option or entering into any other insurance or hedging transaction relating to their class B common stock during the relevant restricted period. In addition, all shares of class C common stock are subject to restrictions on transfer described under “Certain Relationships and Related Transactions” and “Description of Capital Stock.”

In order to facilitate the offering of our class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our class A common stock for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-

allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are convinced that there may be downward pressure on the price of our class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our class A common stock, the underwriters may bid for, and purchase, shares of our class A common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our class A common stock in this offering, if the syndicate repurchases previously distributed shares of our class A common stock to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our class A common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell to online brokerage account holders.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

From time to time, Morgan Stanley & Co. Incorporated and Robert W. Baird & Co. Incorporated and the other underwriters have provided, and continue to provide, investment banking services to the Company

LEGAL MATTERS

The validity of the shares of our class A common stock offered by this prospectus will be passed upon for us by Foley & Lardner LLP, Milwaukee, Wisconsin. Certain legal matters relating to this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Journal Communications, Inc. at December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Old Journal has filed, and we have filed and will file, annual, quarterly and current reports, proxy statements and other information with the SEC. SEC filings of New Journal and Old Journal are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

Additionally, we have filed a registration statement on Form S-1 with the SEC. This prospectus is part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Journal Communications, Inc. Audited Consolidated Financial Statements

F-i

Report of Independent Auditors

The Board of Directors and Shareholders

Journal Communications, Inc.

We have audited the accompanying consolidated balance sheets of Journal Communications, Inc. as of December 31, 2002 and 2003, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Journal Communications, Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and broadcast licenses.

/s/ ERNST & YOUNG LLP

Milwaukee, Wisconsin

January 26, 2004

JOURNAL COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

December 31 (in thousands, except shares and per share amounts)

	2002	2003
ASSETS

Current assets:
Cash and cash equivalents	$8,455	$8,444
Receivables, net	89,920	96,563
Inventories, net	16,200	15,216
Prepaid expenses	11,786	13,236
Deferred income taxes	8,164	8,948

TOTAL CURRENT ASSETS	134,525	142,407
Property and equipment:
Land and land improvements	26,542	26,270
Buildings	124,808	127,793
Equipment	488,331	483,869
Construction in progress	30,057	8,321

	669,738	646,253
Less accumulated depreciation	345,333	331,658

Net property and equipment	324,405	314,595
Goodwill	111,998	114,283
Broadcast licenses	125,492	129,548
Other intangible assets, net	12,115	9,900
Prepaid pension costs	30,552	28,421
Other assets	5,880	8,021

TOTAL ASSETS	$744,967	$747,175

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Notes payable to banks	$90,775	$—
Accounts payable	37,757	38,369
Accrued compensation	29,712	24,704
Deferred revenue	20,741	22,590
Accrued employee benefits	9,576	9,830
Other current liabilities	9,740	21,567
Current portion of long-term liabilities	1,645	683

TOTAL CURRENT LIABILITIES	199,946	117,743
Accrued employee benefits	16,945	16,457
Long-term notes payable to banks	—	84,000
Other long-term liabilities	9,238	8,748
Deferred income taxes	42,294	56,477
Shareholders’ equity:
Preferred stock, $0.01 par—authorized 10,000,000 shares; no shares outstanding at December 31, 2003 and December 31, 2002	—	—
Common stock, $0.125 par—28,800,000 shares authorized, issued and outstanding at December 31, 2002	3,600	—
Common stock, $0.01 par:
Class C—authorized 10,000,000 shares; issued and outstanding: 3,264,000 shares at December 31, 2003	—	33
Class B-2—authorized 60,000,000 shares; issued and outstanding: 38,301,224 shares at December 31, 2003	—	427
Class B-1—authorized 60,000,000 shares; issued and outstanding: 14,972,117 shares at December 31, 2003	—	193
Class A—authorized 170,000,000 shares; issued and outstanding: 20,191,542 shares at December 31, 2003	—	201
Additional paid-in capital	—	268,907
Unearned compensation	—	(129)
Retained earnings	581,361	302,833
Treasury stock, at cost	—	(108,715)
Units of beneficial interest in treasury, at cost	(108,417)	—

TOTAL SHAREHOLDER’S EQUITY	476,544	463,750

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$744,967	$747,175

NOTE: The balance sheet at December 31, 2002 has been derived from the audited financial statements of the registrant’s predecessor, the Journal Company (formerly known as Journal Communications, Inc.) at that date.

See accompanying notes.

JOURNAL COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31 (in thousands, except per share amounts)

	2001	2002	2003
CONTINUING OPERATIONS:
Operating revenue:
Publishing	$320,615	$311,138	$316,976
Broadcasting	134,801	152,749	150,744
Telecommunications	151,992	148,674	149,538
Printing services	114,612	97,841	85,958
Other	86,767	90,974	95,073

TOTAL OPERATING REVENUE	808,787	801,376	798,289

Operating costs and expenses:
Publishing	155,173	148,204	156,802
Broadcasting	54,804	59,674	64,698
Telecommunications	78,554	81,658	84,722
Printing services	101,884	82,597	71,316
Other	73,266	75,420	78,254

Total operating costs and expenses	463,681	447,553	455,792

Selling and administrative expenses	261,002	239,750	229,088

TOTAL OPERATING COSTS AND EXPENSES AND SELLING AND ADMINISTRATIVE EXPENSES	724,683	687,303	684,880

OPERATING EARNINGS	84,104	114,073	113,409

Other income and expense:
Interest income and dividends	1,618	984	442
Interest expense, net	(383)	(645)	(1,909)

Total other income and expense	1,235	339	(1,467)

Earnings from continuing operations before income taxes and accounting change	85,339	114,412	111,942
Provision for income taxes	35,860	49,418	45,149

Earnings from continuing operations before accounting change	49,479	64,994	66,793
Loss from discontinued operations, net of applicable income tax benefit of $477, $6,624 and $0, respectively	(1,722)	(565)	—
Cumulative effect of accounting change, net of applicable income taxes of $1,161	—	(6,509)	—

NET EARNINGS	$47,757	$57,920	$66,793

EARNINGS AVAILABLE TO CLASS A AND B COMMON SHAREHOLDERS	$47,757	$57,920	$66,329

Earnings per share:
Basic:
Continuing operations before accounting change	$0.59	$0.82	$0.84

NET EARNINGS	$0.57	$0.73	$0.84

Diluted:
Continuing operations before accounting change	$0.59	$0.82	$0.80

NET EARNINGS	$0.57	$0.73	$0.80

See accompanying notes.

JOURNAL COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31 (in thousands, except per share amounts)

	Preferred Stock	Common Stock	Common Stock				Additional Paid-in- Capital
			Class C	Class B-2	Class B-1	Class A
BALANCE AT DECEMBER 31, 2000	$—	$3,600	$—	$—	$—	$—	$—
Net earnings
Other comprehensive loss:
Minimum pension liability adjustment (net of tax of $1,906)
Foreign currency translation adjustments

Other comprehensive loss

Comprehensive income

Dividends declared ($0.45 per common share)
Units of beneficial interest purchased
Units of beneficial interest sold

BALANCE AT DECEMBER 31, 2001	—	3,600	—	—	—	—	—
Net earnings
Other comprehensive income:
Reversal of prior year minimum pension liability adjustment (net of tax of $1,906)
Realization of foreign currency translation adjustments

Other comprehensive income

Comprehensive income

Dividends declared ($0.40 per common share)
Units of beneficial interest purchased
Units of beneficial interest sold

BALANCE AT DECEMBER 31, 2002	—	3,600	—	—	—	—	—
Net earnings and other comprehensive income

Dividends declared:
Common ($0.50 per share)
Class C ($0.142 per share)
Class B ($0.065 per share)
Class A ($0.065 per share)
Units of beneficial interest purchased		(5)
Share exchange		(3,595)	33	432	395		2,735
Issuance of shares:
Initial public offering				(3)	(1)	198	266,419
Conversion of class B to class A				(2)	(1)	3
Nonvested restricted stock							136
Employee stock purchase plan							251
Amortization of unearned compensation
Shares purchased and redeemed in tender offer					(200)		(634)

BALANCE AT DECEMBER 31, 2003	$—	$—	$33	$427	$193	$201	$268,907

See accompanying notes.

Unearned Compensation	Retained Earnings	Treasury Stock, at cost	Units of Beneficial Interest in treasury, at cost	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income (loss)

$—	$542,800	$—	$(37,074)	$(807)	$508,519
	47,757				47,757	$47,757

				(2,856)	(2,856)	(2,856)
				(150)	(150)	(150)

						(3,006)

						$44,751

	(37,866)				(37,866)
			(84,351)		(84,351)
	3,448		98,379		101,827

—	556,139	—	(23,046)	(3,813)	532,880
	57,920				57,920	$57,920

				2,856	2,856	2,856
				957	957	957

						3,813

						$61,733

	(31,597)				(31,597)
			(125,347)		(125,347)
	(1,101)		39,976		38,875

—	581,361	—	(108,417)	—	476,544
	66,793				66,793	$66,793

	(38,842)				(38,842)
	(464)				(464)
	(3,465)				(3,465)
	(1,309)				(1,309)
	(1,770)		(298)		(2,073)
		(108,715)	108,715		—

					266,613
					—
(136)					—
					251
7					7
	(299,471)				(300,305)

$(129)	$302,833	$(108,715)	$—	$—	$463,750

JOURNAL COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (in thousands)

	2001	2002	2003
Cash flow from operating activities:
Net earnings	$47,757	$57,920	$66,793
Less loss from discontinued operations	(1,722)	(565)	—
Less cumulative effect of accounting change	—	(6,509)	—

Earnings from continuing operations before accounting change	49,479	64,994	66,793
Adjustments for non-cash items:
Depreciation	40,882	44,726	46,381
Amortization	10,814	1,909	2,241
Provision for doubtful accounts	3,816	3,480	2,473
Deferred income taxes	4,533	12,413	13,399
Net (gain) loss from disposal of assets	1,486	404	(2,723)
Impairment of long-lived assets	1,003	3,762	—
Net changes in operating assets and liabilities, excluding effect of sales and acquisitions:
Receivables	3,233	(976)	(9,003)
Inventories	(1,107)	3,687	984
Accounts payable	(10,470)	(4,013)	(1,290)
Other assets and liabilities	14,742	(44,326)	9,420

NET CASH PROVIDED BY OPERATING ACTIVITIES	118,411	86,060	128,675

Cash flow from investing activities:
Capital expenditures for property and equipment	(90,172)	(53,169)	(39,685)
Proceeds from sales of assets	5,245	1,548	6,266
Acquisition of businesses	(22,148)	(49)	(6,794)
Other, net	(1,069)	261	(153)

NET CASH USED FOR INVESTING ACTIVITIES	(108,144)	(51,409)	(40,366)

Cash flow from financing activities:
Net increase (decrease) in notes payable to banks	4,420	86,355	(90,775)
Financing costs on long-term notes payable to banks	—	—	(1,959)
Proceeds from long-term notes payable to banks	—	—	111,455
Payments of long-term notes payable to banks	—	—	(27,455)
Proceeds from issuance of common stock, net	—	—	266,621
Redemption of common stock, net	—	—	(300,305)
Proceeds from employee stock purchase plan	—	—	251
Redemption of units of beneficial interest	—	—	(1,775)
Purchases of units of beneficial interest	(84,351)	(125,347)	(298)
Sales of units of beneficial interest	101,827	38,875	—
Cash dividends	(37,866)	(31,597)	(44,080)
Deferred revenue	4,052	—	—

NET CASH USED FOR FINANCING ACTIVITIES	(11,918)	(31,714)	(88,320)

NET CASH PROVIDED BY (USED FOR) DISCONTINUED OPERATIONS	513	(3,393)	—

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,138)	(456)	(11)

Cash and cash equivalents
Beginning of year	10,049	8,911	8,455

End of year	$8,911	$8,455	$8,444

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for income taxes	$25,788	$34,404	$27,722

Cash paid for interest	$554	$2,036	$3,485

See accompanying notes.

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 (in thousands except for share and per share amounts)

1	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation—On May 9, 2003, the Wisconsin corporation then known as Journal Communications, Inc. and now known as The Journal Company (“Old Journal”), formed a wholly owned subsidiary then known as The Journal Company and now known as Journal Communications, Inc. (“New Journal”) for the purposes of facilitating the permanent capital transactions.

On September 29, 2003, the shareholders of Old Journal (including the Journal Employees Stock Trust (“JESTA”)), Matex Inc. and the Abert Family Journal Stock Trust (the latter two of which we refer to as the “Grant family shareholders”) effected a share exchange with New Journal pursuant to which JESTA and the Grant family shareholders exchanged each share of their Old Journal common stock for three shares of class B common stock (divided as equally as possible into class B-1 common stock and class B-2 common stock) and following which Old Journal became a wholly owned subsidiary of New Journal. JESTA then terminated and distributed the class B common stock that it received in the share exchange to its former unitholders on a three-shares-for-one-unit basis, with such shares divided as equally as possible into class B-1 common stock and class B-2 common stock. Each share of class B-1 and class B-2 shares are identical except for restrictions on when a holder can convert them into class A common stock and sell them to the public. Under the public sale restriction periods in our articles of incorporation, class B-1 and class B-2 shares may not be converted until September 17, 2004 and March 16, 2005, respectively. There is no public trading market for the class B common stock, although shares can be offered for sale to eligible purchasers under our articles of incorporation.

Immediately after the share exchange and immediately before the termination of JESTA and the closing of the initial public offering, the Grant family shareholders exchanged approximately 41.5% of their class B shares they received in the share exchange for 3,264,000 shares of class C common stock. The Grant family shareholders participated in the initial public offering for a certain number of shares of their class B common stock, which were convertible into class A common stock.

After the completion of our share exchange and the termination of JESTA, we effected an initial public offering of 19,837,500 shares of our class A common stock, of which 19,441,500 shares were sold by us and 396,000 by the Abert Family Journal Stock Trust. Net proceeds to us were approximately $266.6 million.

On October 3, 2003, we commenced our tender offer to purchase up to 22,674,401 shares, or approximately $340.1 million worth of our class B-1 common stock. The tender offer expired on November 3, 2003 and we purchased and immediately retired 19,999,752 shares, or approximately $300.0 (plus related expenses) million worth of class B-1 common stock. The purpose of the tender offer was to allow our class B shareholders, who are employee and former employee investors in JESTA, to obtain liquidity for a certain portion of their shares so that they could reduce their personal debt previously incurred to purchase units of beneficial interest in that trust. The tender offer was contemplated and disclosed to our shareholders prior to the share exchange and as part of the initial public offering in order to effect a “synthetic secondary” offering.

For periods prior to the share exchange on September 29, 2003, the consolidated financial statements reflect the consolidated results of operations and the financial position of Old Journal without giving effect to the share exchange. The consolidated results of operations for the year ended December 31, 2003 and the consolidated financial position as of December 31, 2003 reflect New Journal after the share exchange. In the share exchange, all shares outstanding of Old Journal’s $0.125 par value common stock were acquired by New Journal and each share of Old Journal common stock, other than the shares dissenting from the transaction, was exchanged for three shares of New Journal $0.01 par value class B common stock. The units of beneficial interest in treasury as of December 31, 2002 represent JESTA units purchased by Old Journal. In the three-shares-for-one-unit share exchange, Old Journal received class B common stock of New Journal which is reported as treasury stock as of December 31, 2003.

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

Basis of consolidation—The consolidated financial statements include the accounts of Journal Communications, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Revenue recognition—Publishing revenue is generated primarily from the sale of newspaper advertising space and newspaper subscriptions. Broadcasting revenue is generated primarily from the sale of television and radio advertising time. Advertising revenue is recognized in the publishing and broadcasting industries when the advertisement is published or aired. Circulation revenue is recognized ratably over the newspaper subscription period. Telecommunication revenue is generated from toll (voice), data transmission and satellite (video) services. Toll and video service revenue is recognized at the time the service is performed and data transmission revenue is recorded on a straight-line basis over the term of the contract. Printing services revenue is recorded at the time of shipment when title passes to the customer. Other revenue is generated primarily from label printing and direct marketing services. Revenue is recognized at the time of shipment when title passes to the customer and at the time the service is performed, respectively.

Amounts we receive from customers in advance of revenue recognition are deferred as liabilities. Deferred revenue to be earned more than 1 year from the balance sheet date is included in other long-term liabilities in the consolidated balance sheets.

Shipping and handling costs—Shipping and handling costs, including postage, billed to customers are included in operating revenue and the related costs are included in operating costs and expenses.

Advertising expense—We expense our advertising costs as incurred. Advertising expense for the years ended December 31, 2003, 2002 and 2001 was $8,127, $9,292 and $8,488, respectively.

Interest expense—Interest expense attributable to self-constructed assets has been capitalized as a component of the cost of the asset. The self-constructed assets include Journal Sentinel’s production facility from 2001 through 2003 and Norlight’s network expansion in 2001. Capitalized interest is as follows:

	2001	2002	2003
Total interest incurred	$481	$1,805	$1,975
Less amount capitalized	(98)	(1,160)	(66)

Interest expense	$383	$645	$1,909

Earnings per share—In 2003, basic earnings per share are computed by dividing net earnings available to class A and B common shareholders by the weighted average number of class A and B shares outstanding during the period. Diluted earnings per share are computed based upon the assumption that the class C shares outstanding were converted into class A and B shares. Our non-statutory stock options granted to outside directors are currently anti-dilutive and were not included. Prior to 2003, basic and diluted earnings were the same because there were no dilutive securities. The term “share” includes both shares and units of beneficial interest outstanding.

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

Basic and diluted earnings per share, retroactively reflecting the three-for-one share exchange, are computed as follows:

	2001	2002	2003
Basic earnings:
Earnings from continuing operations before accounting change	$49,479	$64,994	$66,793
Discontinued operations	(1,722)	(565)	—
Cumulative effect of accounting change	—	(6,509)	—

Net earnings	47,757	57,920	66,793
Less dividends on class C common stock	—	—	(464)

Earnings available to class A and B common shareholders	$47,757	$57,920	$66,329

Weighted average class A and B shares outstanding	84,252	79,291	78,645

Basic earnings per share:
Continuing operations before accounting change	$0.59	$0.82	$0.84
Discontinued operations	(0.02)	(0.01)	—
Cumulative effect of accounting change	—	(0.08)	—

Net earnings	$0.57	$0.73	$0.84

Diluted earnings:
Earnings available to class A and B common shareholders	$47,757	$57,920	$66,329
Plus dividends on class C common stock	—	—	464

Net earnings	$47,757	$57,920	$66,793

Weighted average shares outstanding	84,252	79,291	78,645
Incremental class A and B shares for assumed conversion of class C shares	—	—	4,452

Adjusted weighted average shares outstanding	84,252	79,291	83,097

Diluted earnings per share:
Continuing operations before accounting change	$0.59	$0.82	$0.80
Discontinued operations	(0.02)	(0.01)	—
Cumulative effect of accounting change	—	(0.08)	—

Net earnings	$0.57	$0.73	$0.80

Each of the 3,264,000 class C shares outstanding is convertible at any time at the option of the holder into either (i) 1.363970 class A shares (or a total of 4,451,998 class A shares) or (ii) 0.248243 class A shares (or a total of 810,265 class A shares) and 1.115727 class B shares (or a total of 3,641,733 class B shares).

Stock-based compensation—We account for stock-based compensation by using the intrinsic value-based method in accordance with Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees.” Under APB No. 25, we do not recognize compensation expense for our stock options because the exercise price equals the market price of the underlying stock on the grant date. We recognize compensation expense related to restricted stock grants over the vesting period. As permitted, we have elected to adopt the disclosure only provisions of Statement No. 123, “Accounting for Stock-Based Compensation” and Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123.”

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

Statement No. 123, as amended by Statement No. 148, establishes a fair value-based method of accounting for employee stock-based compensation plans and encourages companies to adopt that method. However, it also allows companies to continue to apply the intrinsic value-based method currently prescribed under APB No. 25. We have chosen to continue to report stock-based compensation in accordance with APB No. 25, and provide the following pro forma disclosure of the effects of applying the fair value method to all applicable awards granted. The following table illustrates the effect on net earnings and net earnings per share if we had applied the fair value recognition provisions of Statement No. 123:

	2001	2002	2003
Net earnings as reported	$47,757	$57,920	$66,793
Add compensation cost of restricted stock grants, net of related tax effects, included in the determination of net earnings as reported	—	—	5
Deduct stock based compensation determined under fair value based-method, net of related tax effects:
Stock options	—	—	(15)
Employee stock purchase plan	—	—	(17)
Restricted stock grants	—	—	(5)

Pro forma net earnings	$47,757	$57,920	$66,761

Net earnings per share of common stock:
Basic earnings per share:
As reported	$0.57	$0.73	$0.84

Pro forma	$0.57	$0.73	$0.84

Diluted earnings per share:
As reported	$0.57	$0.73	$0.80

Pro forma	$0.57	$0.73	$0.80

Fair value was calculated using the Black-Scholes option pricing model. Assumptions used to determine fair value are as follows:

	2001	2002	2003
Dividend yield	—	—	1.45%
Expected volatility	—	—	33.00%
Risk-free rate of return	—	—	3.81%
Expected life of options (in years)	—	—	7
Weighted average fair value of options granted	—	—	$6.54

Fair values—The carrying amount of cash and cash equivalents, receivables, accounts payable and long-term liabilities approximates fair value as of December 31, 2003 and 2002.

Cash equivalents—Cash equivalents are highly liquid investments with maturities of 3 months or less when purchased. Cash equivalents are stated at cost, which approximates market value.

Receivables, net—We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations, we record a specific reserve to reduce the amounts recorded to what we believe will be collected. For all other

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

customers, we recognize allowances for bad debts based on historical experience of bad debts as a percent of accounts receivable for each business unit. We write off uncollectible accounts against the allowance for doubtful accounts after collection efforts have been exhausted. The allowance for doubtful accounts at December 31, 2003 and 2002 was $6,836 and $6,453, respectively.

Inventories—Inventories are stated at the lower of cost (first in, first out method) or market. Inventories at December 31 consisted of the following:

	2002	2003
Paper and supplies	$7,725	$6,903
Work in process	3,456	2,328
Finished goods	5,918	6,816
Less obsolescence reserve	(899)	(831)

Inventories, net	$16,200	$15,216

Property and equipment—Property and equipment are recorded at cost. Depreciation of property and equipment is provided, principally using the straight-line method, over the estimated useful lives, which are as follows:

Years
Land and building improvements	10–20
Buildings	30
Newspaper printing presses	20–25
Broadcasting equipment	5–20
Telecommunications and network equipment	5–25
Other printing presses	7–10
Other	3–10

Intangible assets—Upon adoption of Statement No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses, are no longer amortized but instead are reviewed at least annually for impairment. We continue to amortize definite-lived intangible assets on a straight-line basis for periods of 5 to 40 years.

Impairment of long-lived assets—Property and equipment and other definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an asset is considered impaired, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment. In 2002, we recorded a $2,502 loss on impairment of certain equipment at our printing services segment and a $1,260 loss on impairment of a customer list at our direct marketing services business. In 2001, we recorded a $1,003 loss on impairment of certain property at our broadcasting segment and certain equipment at our printing services segment. Fair value was determined by independent professional appraisers. These losses are recorded as an operating expense in the accompanying consolidated statements of earnings.

Concentration of credit risk—Generally, credit is extended based upon an evaluation of the customer’s financial position, and advance payment is not required. In our telecommunications business, we bill all data services for both wholesale and commercial customers in advance of providing services. Most telecommunications customers are required to pay their bill before services are provided. Credit losses are provided for in the financial statements and consistently have been within management’s expectations.

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications—Certain prior year amounts have been reclassified to conform to the 2003 presentation.

New accounting standard—In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, which requires the consolidation of variable interest entities (VIEs). VIEs are entities for which control is achieved through means other than voting rights. The consolidation requirements of FIN No. 46 were applicable immediately to all VIEs in which an interest was acquired after January 31, 2003. For VIEs in which an interest was acquired before February 1, 2003, the consolidation requirements of FIN No. 46 are generally effective at the end of the fiscal year 2004. Since we are not party to any VIE arrangements, FIN No. 46 is not expected to have any impact on our consolidated financial statements.

2	NOTES PAYABLE TO BANKS

Effective September 29, 2003, we entered into a $350 million unsecured revolving credit facility expiring on September 4, 2008. The interest rate on borrowings are either LIBOR plus a margin that ranges from 87.5 basis points to 150 basis points, depending on our leverage, or the “Base Rate,” which equals the higher of the prime rate set by U.S. Bank, N.A. or the Federal Funds Rate plus one percent per annum. As of December 31, 2003 we had borrowings of $84,000 under the facility at the LIBOR based rate of 2.00%. Fees of $1,959 in connection with the facility are being amortized over the term of the facility using the straight-line method which approximates the effective-interest method.

3	EMPLOYEE BENEFIT PLANS

We have defined benefit pension plans covering the majority of our employees. The plan provides benefits based on years of service and the average compensation for the employee’s last 5 years of employment. Plan assets consist primarily of listed stocks and government and other bonds. In addition, we provide health benefits to certain retirees and their eligible spouses. We have elected to amortize the related unfunded postretirement health care obligation of $25,324 at January 1, 1993, over a period of 20 years. In accordance with the provisions of FASB Staff Position 106-1, we elected to defer accounting for the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) pending guidance to be issued by the FASB during 2004. The Act is expected to reduce our postretirement benefit obligation by approximately $5,100.

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

We also sponsor an unfunded non-qualified pension plan for employees whose benefits under the pension plan and the Investment Savings Plan may be restricted due to limitations imposed by the Internal Revenue Service. The disclosures for this plan for all years presented are combined with the pension plan.

	Pension Benefits		Other Postretirement Benefits
Years ended December 31	2002	2003	2002	2003
Change in benefit obligations
Benefit obligation at beginning of year	$111,990	$123,815	$37,265	$32,363
Service cost	3,690	4,248	379	372
Plan amendments	—	—	(6,082)	—
Interest cost	7,851	8,086	2,261	2,058
Actuarial (gain) loss	7,470	7,821	1,591	3,724
Special termination benefits	—	—	48	—
Benefits paid	(7,186)	(7,302)	(3,099)	(4,272)

Benefit obligation at end of year	$123,815	$136,668	$32,363	$34,245

Change in plan assets
Fair value of plan assets at beginning of year	$73,284	$102,169	$—	$—
Actual gain (loss) on plan assets	(8,655)	24,431	—	—
Company contributions	44,726	286	3,099	4,272
Benefits paid	(7,186)	(7,302)	(3,099)	(4,272)

Fair value of plan assets at end of year	$102,169	$119,584	$—	$—

Funded status of the plan
Underfunded status of the plan	$(21,646)	$(17,084)	$(32,363)	$(34,245)
Unrecognized net actuarial loss	46,179	39,512	11,018	14,293
Unrecognized prior service cost	1,046	789	—	—
Unrecognized transition obligation	272	166	5,487	4,938

Prepaid (accrued) net benefit cost	$25,851	$23,383	$(15,858)	$(15,014)

Prepaid (accrued) net benefit cost
Prepaid benefit cost	$30,552	$28,421	$—	$—
Accrued benefit cost	(4,701)	(5,038)	(15,858)	(15,014)

Prepaid (accrued) net benefit cost	$25,851	$23,383	$(15,858)	$(15,014)

The accumulated benefit obligation for all defined benefit pension plans was $113,718 and $103,346 at December 31, 2003 and 2002, respectively.

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

	Pension Benefits
Years ended December 31	2001	2002	2003
Components of net periodic benefit cost
Service cost	$3,361	$3,690	$4,248
Interest cost	7,552	7,851	8,086
Expected return on plan assets	(8,189)	(8,212)	(10,568)
Amortization of:
Unrecognized prior service cost	254	257	257
Unrecognized net transition obligation (asset)	104	(3)	624
Unrecognized net (gain) loss	(30)	8	110

Net periodic benefit cost included in total operation costs and expenses and selling and administrative expense	$3,052	$3,591	$2,757

Components of net periodic benefit cost
Service cost	$549	$379	$372
Interest cost	2,069	2,261	2,058
Special termination benefits	—	48	—
Amortization of:
Unrecognized net transition obligation	1,110	642	549
Unrecognized net loss	—	429	449

Net periodic benefit cost included in total operating costs and expenses and selling and administrative expense	$3,728	$3,759	$3,428

The costs for our pension benefits and other postretirement benefits are actuarially determined. Key assumptions utilized at the measurement dates of December 31 for pension benefits and September 30 for other postretirement benefits include the following:

	Pension Benefits		Other Postretirement Benefits
	2002	2003	2002	2003
Weighted-average assumptions used to determine benefit obligations
Discount rate	6.75%	6.25%	6.75%	6.25%
Rate of compensation increases	4.50	4.50	—	—

Weighted-average assumptions used to determine net periodic benefit cost

Discount rate	7.25%	6.75%	7.25%	6.75%
Expected return on plan assets	9.50	8.50	—	—
Rate of compensation increases	4.50	4.50	—	—

To determine the long-term rate of return assumption for plan assets, we study historical markets and preserve the long-term historical relationships between equities and fixed-income securities consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. We evaluate current market factors such as inflation and interest rates before we determine long-term capital market assumptions. We review peer data and historical returns to check for reasonability and appropriateness.

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

The assumed health care cost trend rate used in measuring the postretirement benefit obligation for retirees for 2004 is 8.0%, grading down to 5.0% in the year 2007 and thereafter. The assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits. A 1 % point change in the assumed health care cost trend rate would have the following effects:

	1% Point Increase	1% Point Decrease
Effect on total of service and interest cost components in 2003	$85	$(76)
Effect on postretirement benefit obligation as of December 31, 2003	$983	$(920)

Plan Assets

Our pension plan weighted average asset allocations at December 31, 2002 and 2003, by asset category are as follows:

	Plan Assets
	2002	2003
Equity securities	71.0%	77.2%
Fixed-income securities	26.3%	22.8%
Other	2.7%	—

Total	100.0%	100.0%

We employ a total return investment approach whereby a mix of equity and fixed-income investment funds are used to maximize the long-term return of plan assets for a prudent level of risk. We establish our risk tolerance through careful consideration of plan liabilities, plan funded status, and our financial condition. The investment portfolio contains a diversified blend of equity and debt investments. The equity component is diversified across U.S. and non-U. S. stocks, as well as growth, value and small and large capitalization stocks. The fixed-income component is diversified across the maturity, quality and sector spectrum. The portfolio may also hold cash equivalents. Fund managers may use derivatives only if the vehicle is deemed by the manager to be more attractive than a similar direct investment in the underlying cash market, or if the vehicle is being used to manage risk of the portfolio. Derivatives, however, may not be used in a speculative manner or to leverage the portfolio. We measure and monitor investment risk on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset/liability allocation studies. The asset mix guidelines for the plan are as follows:

	Percent of Total Portfolio
	Minimum	Target	Maximum
Large capitalization U.S. stocks	28.0%	38.0%	48.0%
Small capitalization U.S. stocks	17.0	22.0	27.0
International stocks	10.0	15.0	20.0
Fixed-income securities	20.0	20.0	35.0
Cash equivalents	—	5.0	5.0

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

Contributions

We do not expect to contribute to our pension plan in 2004. We expect to pay $4,000 in postretirement benefits in 2004.

The Investment Savings Plan is a defined contribution benefit plan covering substantially all employees. The plan allows employees to defer up to 50% of their eligible wages, up to the IRS limit, on a pre-tax basis. In addition, employees can contribute up to 50% of their eligible wages after taxes. The maximum combined total contributed may not exceed 50%. Each employee who elects to participate is eligible to receive company matching contributions. We may contribute $0.50 for each dollar contributed by the participant, up to 5% of eligible wages as defined by the plan. The matching contributions, recorded as an operating expense, were $2,517, $2,594 and $2,672 in 2003, 2002 and 2001, respectively. We made additional contributions into the Investment Savings Plan on behalf of certain employees not covered by the defined benefit pension plan of $930, $875 and $860 in 2003, 2002 and 2001, respectively. We expect to contribute $959 on behalf of these employees in 2004.

4	INCOME TAXES

The components of the provision for income taxes consist of the following:

Years ended December 31	2001	2002	2003
Current:
Federal	$25,214	$31,440	$25,793
State	6,113	5,565	5,957

	31,327	37,005	31,750
Deferred	4,533	12,413	13,399

Total	$35,860	$49,418	$45,149

The significant differences between the statutory federal income tax rates and the effective income tax rates are as follows:

Years ended December 31	2001	2002	2003
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	5.6	4.6	4.9
Non-deductible litigation expenses	—	1.8	—
Other	1.4	1.8	0.4

Effective income tax rate	42.0%	43.2%	40.3%

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

Temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2002 and 2003 are as follows:

	2002	2003
Current assets
Receivables	$2,422	$2,437
Inventories	424	336
Other assets	539	2,176
Accrued compensation	3,536	2,887
Accrued employee benefits	1,243	1,112

Total current deferred tax assets	$8,164	$8,948

Non-current assets
Accrued employee benefits	$5,527	$6,392
State net operating loss and tax credit carryforwards	4,708	4,355
Other assets	1,266	1,067
Valuation allowance on state net operating loss carryforwards	(3,609)	(3,555)

Total non-current deferred tax assets	7,892	8,259

Non-current liabilities
Property and equipment	(16,758)	(21,166)
Intangible assets	(26,643)	(30,939)
Accrued employee benefits	(4,458)	(8,085)
Other liabilities	(2,327)	(4,546)

Total non-current deferred tax liabilities	(50,186)	(64,736)

Total net non-current deferred tax liabilities	$(42,294)	$(56,477)

At December 31, 2003, we had state net operating loss carryforwards of $51,032 that begin to expire in 2004 and state income tax credit carryforwards of $762 that begin to expire in 2004. To the extent we believe there is significant uncertainty regarding realization of such carryforwards, valuation allowances have been provided.

5	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

December 31	2002	2003
Other obligations	$3,335	$2,860
Television program contracts	337	200

	3,672	3,060
Less current portion	1,645	683

	2,027	2,377
Deferred revenue	7,211	6,371

Total other long-term liabilities	$9,238	$8,748

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

We lease office space, certain broadcasting facilities, distribution centers, printing plants and equipment under both short-term and long-term leases accounted for as operating leases. Some of the lease agreements contain renewal options and rental escalation clauses, as well as provisions for the payment of utilities, maintenance and taxes. As of December 31, 2003, our future minimum rental payments due under noncancellable operating lease agreements consist of the following:

2004	$13,227
2005	10,687
2006	6,261
2007	5,245
2008	4,484
Thereafter	16,321

$56,225

Rent expense charged to operations for 2003, 2002 and 2001 was $27,074, $27,827, and $30,057, respectively. Rental income from subleases included in operations for 2003, 2002 and 2001 was $5,419, $4,565, and $4,379, respectively. Aggregate future minimum rentals to be received under noncancellable subleases totaled $7,401 as of December 31, 2003.

A purchase commitment for newsprint for our publishing businesses, which runs through 2006, from a newsprint supplier as of December 31, 2003, was $80,332. The commitment is based on market prices for quantities we determine will meet our newsprint requirements over the term of the contract, but we have no obligation to purchase any particular overall quantities. In the unlikely event that newsprint is no longer required in our business, our commitment would expire without obligation. Purchase commitments related to capital expenditures for our daily newspaper’s new production facility were approximately $1,200 as of December 31, 2003. In addition, we have the right to broadcast certain television programs during the years 2004-2009 under contracts aggregating $7,028. We have $1,702 of standby letters of credit for business insurance purposes.

6	SHAREHOLDERS’ EQUITY

Common stock

We have three classes of common stock. Class C shares are held by the Grant family shareholders and are entitled to two votes per share. These shares are convertible into class A shares or a combination of class A and class B shares at any time at the option of the holder. Dividends on class C shares are cumulative and equal to the dividends declared on the class A and class B shares, provided that the dividend will not be less than $0.57 per year. Cash dividends may be declared and paid with respect to class C common stock without concurrent cash dividends. Class B shares are primarily held by our current and former employees and are entitled to ten votes per share. Each class B share is convertible into one class A share at any time after the expiration of the applicable public sale restriction periods, but first must be offered for sale to other eligible purchasers through the offer procedures set forth in our articles of incorporation. Dividends are equal to those declared on the class A shares. As of December 31, 2003, there are 4,338,353 class B-2 shares and 4,338,352 class B-1 shares included in treasury stock. Class A shares are publicly traded on the New York Stock Exchange under the symbol “JRN”.

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

The changes in the number of shares of our common stock and units of beneficial interest during 2003 are as follows (in thousands):

	Common Stock	Common Stock				Treasury Stock	Units of Beneficial Interest in treasury
		Class C	Class B-2	Class B-1	Class A
Balance at December 31, 2002	28,800	—	—	—	—	—	2,884
Units of beneficial interest purchased	(45)	—	—	—	—	—	8
Share exchange	(28,755)	3,264	38,793	35,208	—	8,677	(2,892)
Issuance of common stock	—	—	(335)	(61)	19,837	—	—
Conversion of class B shares to class A shares	—	—	(180)	(175)	355	—	—
Shares purchased and retired in tender offer	—	—	—	(20,000)	—	—	—
Shares issued under equity incentive and employee stock purchase plans	—	—	23	—	—	—	—

Balance at December 31, 2003	—	3,264	38,301	14,972	20,192	8,677	—

7	EQUITY INCENTIVE AND EMPLOYEE STOCK PURCHASE PLANS

In 2003, our shareholders approved The Journal Communications, Inc. 2003 Equity Incentive Plan and The Journal Communications, Inc. 2003 Employee Stock Purchase Plan.

The 2003 Equity Incentive Plan may award outside directors equity as part of their overall compensation and rewards employees for business and individual performance. Awards may be granted in any one or a combination of stock grants, non-statutory stock options, incentive stock options, performance unit grants and stock unit grants. Subject to certain adjustments, 6,000,000 shares of our class B-2 common stock are authorized to be issued under the plan. Not more than 3,000,000 shares of our class B-2 common stock may be issued under the plan in the form of stock grants, performance unit grants or stock unit grants.

Stock grants—Each stock grant may be accompanied by restrictions, or may be made without any restrictions, as the compensation committee of the board of directors determines. Such restrictions may include requirements that the participant remain in our continuous employment for a specified period of time, or that we, or the participant, meet designated performance goals. During 2003, our outside directors collectively were granted 7,500 shares of class B-2 common stock subject to a three year vesting period, except the shares become fully vested in the event of retirement. The weighted average fair value of each share granted in 2003 was $18.20.

Unearned compensation was recorded at the date of the restricted stock grant awards based on the market value of the shares. Unearned compensation, which is shown as a separate component of shareholders’ equity, is being amortized to expense over the vesting period.

Non-statutory stock options—The compensation committee of our board of directors may grant non-statutory stock options to employees and directors at a purchase price equal to at least the fair market value of our class B-2 common stock on the grant date. The options expire over a period of time not greater than ten years from the grant date. During 2003, our outside directors collectively were granted 20,000 stock options with an exercise price of $18.40, which was equal to the fair market value of our class B-2 common stock on the grant

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

date. The stock options become exercisable one year from the grant date and expire in seven years. The weighted average remaining contractual life of these options is 6.8 years. No options were outstanding at the beginning of the year or forfeited during the year.

Incentive stock options—The compensation committee of our board of directors may grant incentive stock options to employees at a purchase price not less than 100% of the fair market value of our class B-2 common stock on the grant date for an exercise term determined by the committee, but not more than ten years from the grant date. There were no incentive stock options granted during 2003.

Performance unit grants or stock unit grants—Each stock unit entitles the participant to a cash payment equal to the fair market value of one share of our class B-2 common stock, and will have a value established by the compensation committee of our board of directors. Each performance unit grant and stock unit grant will be accompanied by restrictions as may be determined at the discretion of the committee. Such restrictions may include, without limitation, requirements that the participant remain in our continuous employment for a specified period of time or meet designated performance goals. There were no performance units or stock units granted during 2003.

The 2003 Employee Stock Purchase Plan permits eligible employees to purchase our class B-2 common stock at 90% of the fair market value of the stock on the day of purchase. Our only expense related to this plan is for its administration. Subject to certain adjustments, 3,000,000 shares of our class B-2 common stock are authorized for sale under this plan. At December 31, 2003, 15,043 class B-2 common shares were sold to employees under this plan at a price of $16.68.

8	GOODWILL, BROADCAST LICENSES AND OTHER INTANGIBLE ASSETS

We adopted the provisions of Statement No. 142 effective January 1, 2002, and, accordingly, we ceased amortizing goodwill and broadcast licenses as of that date. The following table reconciles the reported earnings from continuing operations before accounting change, net earnings, earnings per share from continuing operations before accounting change and earnings per share to that which would have resulted for the year ended December 31, 2001, if Statement No. 142 had been effective on January 1, 2001:

2001
Reported earnings from continuing operations before accounting change	$49,479
Goodwill amortization, net of tax	2,340
Broadcast licenses amortization, net of tax	3,113

Adjusted earnings from continuing operations before accounting change	$54,932

Reported net earnings	$47,757
Goodwill amortization, net of tax	2,340
Broadcast licenses amortization, net of tax	3,113

Adjusted net earnings	$53,210

Basic and diluted earnings per share:
Reported earnings from continuing operations before accounting change	$0.59
Adjusted earnings from continuing operations before accounting change	$0.65

Basic and diluted earnings per share:
Reported net earnings	$0.57
Adjusted net earnings	$0.63

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

Definite-lived Intangibles

Our definite-lived intangible assets consist primarily of network affiliation agreements, customer lists and non-compete agreements. We amortize the network affiliation agreements over a period of 25 years, the customer lists over a period of 5 to 40 years and the non-compete agreements over the terms of the contracts.

Amortization expense was $2,241 for the year ended December 31, 2003. Estimated amortization expense is $1,336 for 2004, $763 for 2005, $748 for 2006, $710 for 2007 and $662 for 2008.

The gross carrying amount, accumulated amortization and net carrying amount of the major classes of definite-lived intangible assets as of December 31, 2002 and 2003 is as follows:

December 31, 2002	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:
Network affiliation agreements	$7,759	$(264)	$7,495
Customer lists	17,771	(14,830)	2,941
Non-compete agreements	24,813	(23,169)	1,644
Other	3,080	(3,045)	35

Total	$53,423	$(41,308)	$12,115

December 31, 2003
Definite-lived intangible assets:
Network affiliation agreements	$7,759	$(863)	$6,896
Customer lists	17,771	(15,368)	2,403
Non-compete agreements	24,838	(24,256)	582
Other	3,080	(3,061)	19

Total	$53,448	$(43,548)	$9,900

Indefinite-lived Intangibles

Broadcast licenses are deemed to have indefinite useful lives because we have renewed these agreements without issue in the past and we intend to renew them indefinitely in the future. Accordingly, we expect the cash flows from our broadcast licenses to continue indefinitely. We performed transitional impairment tests on our broadcast licenses and recorded a transitional broadcast license impairment charge of $722 ($458 after tax) at our broadcasting business, which is reported as a component of the cumulative effect of accounting change in the consolidated statement of earnings for 2002. No impairment resulted from our annual impairment test in 2003 or 2002.

Goodwill

In 2002, we performed transitional impairment tests on the goodwill of our reporting units with goodwill. As a result, we recorded a transitional goodwill impairment charge of $6,948 ($6,051 after tax) at our direct marketing services business, which is reported as a component of the cumulative effect of accounting change in the consolidated statement of earnings for 2002. For goodwill amortization that was not deductible for income tax purposes, the transitional goodwill impairment charge is also not deductible. No impairment resulted from our annual impairment test in 2003 or 2002.

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

Reporting Unit	Goodwill at January 1, 2002	Goodwill related to acquisitions	Goodwill related to divestitures	Reclassification of intangible assets	Impairment losses	Goodwill at December 31, 2002
Daily newspaper	$2,084	$—	$—	$—	$—	$2,084
Community newspapers & shoppers	23,713	—	398	724	—	24,835
Broadcasting	76,584	5,368	—	167	—	82,119
Telecommunications	188	—	—	—	—	188
Label printing	2,362	—	—	—	—	2,362
Direct marketing services	7,358	—	—	—	(6,948)	410

Total	$112,289	$5,368	$398	$891	$(6,948)	$111,998

The changes in the carrying amount of goodwill for the year ended December 31, 2003 are as follows:

Reporting Unit	Goodwill at January 1, 2003	Goodwill related to acquisitions	Goodwill at December 31, 2003
Daily newspaper	$2,084	$—	$2,084
Community newspapers & shoppers	24,835	1,375	26,210
Broadcasting	82,119	910	83,029
Telecommunications	188	—	188
Label printing	2,362	—	2,362
Direct marketing services	410	—	410

Total	$111,998	$2,285	$114,283

We perform impairment tests each year on goodwill and indefinite-lived intangible assets, or more frequently if indicators of impairment are present. We cannot be certain that future impairment tests will not result in a charge to earnings. With the assistance of independent, professional appraisers, we performed the 2003 and 2002 annual impairment tests as of the beginning of the fourth quarter and, as noted above, there was no resulting impairment.

Statement No. 142 does not change the requirements for recognition of deferred taxes related to differences in the financial reporting and tax basis of broadcast licenses and tax-deductible goodwill. We recognize a deferred tax liability for the difference between the financial reporting and income tax basis of our broadcast licenses and tax-deductible goodwill. This deferred tax liability will not reverse unless future impairment charges are recognized on the broadcast licenses or goodwill for financial reporting purposes or when assets are sold.

9	LITIGATION

We are subject to various legal actions, administrative proceedings and claims arising out of the ordinary course of business. We believe that such unresolved legal actions and claims will not materially adversely affect our consolidated results of operations, financial condition or cash flows.

National Advertising Representative Litigation.    In September 2003, we hired a new national television advertising representative due to our assessment of the performance of the prior representative. On September 11, 2003, the prior representative, TeleRep, Inc. and Harrington, Righter & Parsons, Inc. (which are affiliated entities), filed suits against our subsidiary, Journal Broadcast Group, Inc., in the Supreme Court of the State of New York,

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

County of New York, demanding a lump sum payment under certain contractual provisions in the aggregate amount of approximately $9.0 million. The new representative has assumed liability in connection with that claim and agreed to indemnify us for all losses, damages and certain expenses associated with the prior representative’s claim. At December 31, 2003 the remaining amount of $8.5 million claimed by our prior national representative is included on the consolidated balance sheet in other current liabilities and the receivable of $8.5 million from the new national representative is included on the consolidated balance sheet in receivables.

Newspaper Merger Class Action Suit.    On May 4, 1999, 5 former employees filed a lawsuit in connection with the 1995 merger of the Milwaukee Journal and Milwaukee Sentinel. This lawsuit was granted class action status to include other unitholders who separated from us as part of the merger. The plaintiffs alleged that an internal memorandum created a contract permitting members of the plaintiff class to offer to sell units at any time over a period of up to 10 years, depending on their retirement status or years of unit ownership. On May 7, 2002, the parties reached an out-of-court settlement. On July 1, 2002, the judge approved the settlement. We agreed to pay the plaintiffs $8.9 million in cash in settlement of all claims. We also agreed to allow certain members of the plaintiff class to retain certain rights, for a period of time, as to units of beneficial interest in JESTA. Plaintiffs and their counsel valued these rights at approximately $0.6 million. We reduced our litigation reserve by $4.1 million and reduced selling and administrative expenses in the second quarter of 2002 to reflect the settlement amount, net of insurance proceeds.

10	ACQUISITIONS AND SALE

On November 26, 2003, we acquired the business and certain assets of two radio stations in the Springfield, Missouri market, KZRQ-FM, which is licensed to Mt. Vernon, Missouri and KSGF-FM, which is licensed to Ash Grove, Missouri. The cash purchase price for the stations was $5,344.

On June 3, 2003, our community newspapers and shoppers business acquired the business and certain assets of the Antigo Area Shopper’s Guide. The cash purchase price for the publication was $1,450.

On December 31, 2001, we acquired the business and certain assets of a television station, KIVI-TV, in Boise, Idaho and a low-power television station, KSAW-LP, in Twin Falls, Idaho. The cash purchase price for the stations was $22,114.

The purchase price allocations for these acquisitions are as follows:

	Springfield Radio Stations	Antigo Area Shopper’s Guide	Boise Television Stations
Property and equipment	$380	$50	$4,520
Goodwill	910	1,375	6,969
Broadcast licenses	4,057	—	7,372
Network affiliation agreements	—	—	3,408
Non-compete agreement	—	25	—
Accrued liabilities	(3)	—	(155)

Total purchase price	$5,344	$1,450	$22,114

Goodwill and the broadcast licenses are not subject to amortization under the provisions of Statement No. 142. These intangible assets are, however, deductible for income tax purposes.

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

All of the above-mentioned acquisitions were accounted for using the purchase method. Accordingly, the operating results and cash flows of the acquired businesses are included in our consolidated financial statements from the respective date of acquisition. Had each of the acquisitions occurred on January 1 of the year acquired, the effect of the acquisition on consolidated results of operations, for each respective year would not have been material.

On March 2, 2001, we completed the sale of certain assets of the Milwaukee operation of our label printing business. The cash sale price was $4,351.

11	DISCONTINUED OPERATIONS

In January 2002, we announced the closure of Fox Cities Newspapers, consisting of 6 weekly newspapers in our publishing segment located in Appleton, Wisconsin. On April 29, 2002, we decided to liquidate IPC Communications Services, S.A., a business in our printing services segment located in Roncq, France.

The following table summarizes the results of operations of Fox Cities Newspapers and IPC Communication Services, S.A., which are included in the gain (loss) from discontinued operations in the consolidated condensed statements of earnings:

	2001	2002
Revenue	$15,172	$3,253
Loss before income tax benefit	(2,199)	(7,189)

There were no assets or liabilities of Fox Cities Newspapers or IPC Communication Services, S.A. included in the consolidated balance sheets at December 31, 2003 and December 31, 2002.

12	WORKFORCE REDUCTION AND BUSINESS IMPROVEMENT INITIATIVES

During 2003, we recorded a pretax charge of $1,361 for workforce reductions and business improvement initiatives. Included in this charge is $471 in termination benefits for approximately 45 employees from our daily newspaper included in the 2002 workforce reduction and $296 in termination benefits for approximately 33 employees associated with the closure of our CD-ROM mastering and replication facility, a part of our printing services business. In addition, $594 was recorded for shutdown costs of the CD-ROM mastering and replication facility.

During 2002, we recorded a pretax charge of $1,966 for workforce reductions. The charge consisted primarily of $1,905 in termination benefits for approximately 74 employees from our daily newspaper and our community newspapers and shoppers business. In addition, we recorded $61 for shutdown costs of our printing services operations in Ireland.

During 2001, we recorded $6,055 for workforce reductions and business improvement initiatives. The charge consisted primarily of $4,345 in termination benefits for approximately 300 employees from our daily newspaper, our community newspapers and shoppers business and our printing services business. In addition, we recorded $1,710 for shutdown costs of our printing services operation in Ireland and in transitioning our printing services’ eastern and western regions into one U. S. operational unit.

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

Activity associated with the workforce reduction and business improvement initiatives during the years ended December 31, 2001, 2002 and 2003 was as follows:

	Balance at December 31, 2000	Additions	Payments/ Reductions	Balance at December 31, 2001
Employee severance and benefits	$—	$4,345	$(1,814)	$2,531
Facility costs	—	1,093	(71)	1,022
Other	—	617	(491)	126

	$—	$6,055	$(2,376)	$3,679

	Balance at December 31, 2001	Additions	Payments/ Reductions	Balance at December 31, 2002
Employee severance and benefits	$2,531	$1,905	$(2,059)	$2,377
Facility costs	1,022	—	(1,022)	—
Other	126	61	(187)	—

	$3,679	$1,966	$(3,268)	$2,377

	Balance at December 31, 2002	Additions	Payments/ Reductions	Balance at December 31, 2003
Employee severance and benefits	$2,377	$767	$(2,797)	$347
Facility costs	—	537	(406)	131
Other	—	57	(57)	—

	$2,377	$1,361	$(3,260)	$478

Related expenses and obligations were recorded in selling and administrative expenses and other current liabilities in the consolidated statements of earnings and consolidated balance sheets, respectively. The remaining costs associated with these actions are expected to be paid in 2004, except for portions of the $131 liability representing the remaining operating lease obligation for the closed CD-ROM mastering and replication facility, expiring in June 2005.

13	SEGMENT ANALYSIS

We conduct our operations through four reportable segments: publishing, broadcasting, telecommunications and printing services. In addition, our label printing business, our direct marketing services business and certain administrative activities are aggregated and reported as “other.” All operations primarily conduct their business in the United States. We publish the Milwaukee Journal Sentinel and more than 90 weekly shopper and community newspapers in eight states. We also own and operate 38 radio stations and six television stations in 11 states. Our telecommunications business serves the wholesale carrier market and also provides integrated data communications solutions for small and mid size businesses. Our printing services business serves the publishing, software, entertainment and government markets by providing printing, assembly and complete fulfillment services.

The accounting basis for transactions between reportable segments is the same as that described in the “Significant Accounting Policies” outlined in Note 1.

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

The following tables summarize operating revenue, operating earnings (loss), depreciation and amortization and capital expenditures from continuing operations for the years ended December 31, 2001, 2002 and 2003 and identifiable total assets of continuing operations at December 31, 2002 and 2003:

	2001	2002	2003
Operating revenue
Publishing	$320,615	$311,138	$316,976
Broadcasting	134,801	152,749	150,744
Telecommunications	151,992	148,674	149,538
Printing services	114,612	97,841	85,958
Other	86,767	90,974	95,073

	$808,787	$801,376	$798,289

Operating earnings (loss)
Publishing	$24,898	$30,315	$33,199
Broadcasting	15,453	33,384	29,879
Telecommunications	48,007	40,956	38,858
Printing services	(756)	2,131	3,760
Other	(3,498)	7,287	7,713

	$84,104	$114,073	$113,409

Depreciation and amortization
Publishing	$13,893	$14,157	$16,513
Broadcasting	13,287	7,310	8,658
Telecommunications	14,735	17,192	17,676
Printing services	6,168	5,218	3,162
Other	3,613	2,758	2,613

	$51,696	$46,635	$48,622

Capital expenditures
Publishing	$49,701	$30,291	$16,024
Broadcasting	10,260	8,788	10,369
Telecommunications	27,509	10,132	9,738
Printing services	1,654	2,555	1,998
Other	1,048	1,403	1,556

	$90,172	$53,169	$39,685

Identifiable total assets
Publishing		$224,290	$222,582
Broadcasting		298,426	315,748
Telecommunications		114,545	104,161
Printing services		31,005	26,623
Other		76,701	78,061

		$744,967	$747,175

JOURNAL COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 (in thousands except for share and per share amounts)

14	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2002 Quarters
	First	Second	Third	Fourth	Total
Operating revenue	$180,055	$186,031	$245,317	$189,973	$801,376
Gross profit	76,224	84,634	108,814	84,151	353,823
Earnings from continuing operating before accounting change	12,252	18,342	19,838	14,562	64,994
Net earnings	7,338	16,658	19,589	14,335	57,920
Basic earnings per share:
Earnings from continuing operations before accounting change	0.15	0.23	0.25	0.19	0.82
Net earnings	0.09	0.21	0.25	0.18	0.73

	2003 Quarters
	First	Second	Third	Fourth	Total
Operating revenue	$174,467	$185,066	$245,345	$193,411	$798,289
Gross profit	71,908	79,835	104,226	86,528	342,497
Earnings from continuing operating before accounting change	11,302	13,876	22,759	18,856	66,793
Net earnings	11,302	13,876	22,759	18,856	66,793
Basic earnings per share:
Earnings from continuing operations before accounting change	0.15	0.18	0.29	0.23	0.84
Net earnings	0.15	0.18	0.29	0.23	0.84
Diluted earnings per share:
Earnings from continuing operations before accounting change	0.15	0.18	0.27	0.22	0.80
Net earnings	0.15	0.18	0.27	0.22	0.80

In the third quarter of 2003, dilutive class C shares were issued. Prior to 2003, basic and diluted earnings per share were the same because there were no dilutive securities. The results for the third quarter of 2003 include a $3,179 pre-tax gain on the sale of property. The results for the second quarter of 2003 include a $2,425 pre-tax charge for employment taxes. This charge was reduced by $700 in the fourth quarter of 2003.

The results for the fourth quarter of 2002 include a $2,502 pre-tax impairment charge for certain equipment at our printing services business. The results for the second quarter of 2002 include a $4,100 pre-tax reduction in our litigation reserve to reflect a settlement. The results for the first quarter of 2002 include $7,670 pre-tax transitional impairment charges for the write-off of goodwill at our direct marketing services business and the write down of certain broadcast licenses at our broadcasting business.

We divide our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. We follow a practice of reporting our quarterly information at the end of the third accounting period (our first quarter), at the end of the sixth accounting period (our second quarter), and at the end of the tenth accounting period (our third quarter).

On August 26, 2003, our Board of Directors approved a change in the date of our fiscal year end, beginning with fiscal 2004, from December 31 to a 52-53 week fiscal year ending on the last Sunday of December in each year. In addition, we will have four quarterly reporting periods, each consisting of thirteen weeks and ending on a Sunday, provided that once every six years, starting in 2006, the fourth quarterly reporting period will be fourteen weeks. The new fiscal year commences on January 1, 2004, immediately following the end of the old fiscal year (December 31, 2003).

JOURNAL COMMUNICATIONS, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31, 2003	March 28, 2004
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,444	$6,252
Receivables, less allowance for doubtful accounts of $6,836 and $7,608	96,563	94,666
Inventories	15,216	15,181
Prepaid expenses	13,236	11,453
Deferred income taxes	8,948	9,406

TOTAL CURRENT ASSETS	142,407	136,958
Property and equipment, at cost, less accumulated depreciation of $331,658 and $341,808	314,595	308,950
Goodwill	114,283	114,283
Broadcast licenses	129,548	129,548
Other intangible assets, net	9,900	9,409
Prepaid pension costs	28,421	27,332
Other assets	8,021	8,014

TOTAL ASSETS	$747,175	$734,494

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$38,369	$40,243
Accrued compensation	24,704	18,740
Deferred revenue	22,590	19,227
Accrued employee benefits	9,830	11,020
Other current liabilities	21,567	29,390
Current portion of long-term liabilities	683	697

TOTAL CURRENT LIABILITIES	117,743	119,317
Accrued employee benefits	16,457	16,355
Long-term notes payable to banks	84,000	56,300
Deferred income taxes	56,477	59,116
Other long-term liabilities	8,748	9,185
Shareholders’ equity:
Preferred stock, $0.01 par—authorized 10,000,000 shares, no shares outstanding at December 31, 2003 and at March 28, 2004	—	—
Common stock, $0.01 par:
Class C—authorized 10,000,000 shares; issued and outstanding: 3,264,000 shares at December 31, 2003 and at March 28, 2004	33	33
Class B-2—authorized 60,000,000 shares; issued and outstanding: 38,301,224 shares at December 31, 2003 and 38,297,924 shares at March 28, 2004	427	426
Class B-1—authorized 60,000,000 shares; issued and outstanding: 14,972,117 shares at December 31, 2003 and 14,968,817 shares at March 28, 2004	193	193
Class A—authorized 170,000,000 shares; issued and outstanding: 20,191,542 shares at December 31, 2003 and 20,198,142 shares at March 28, 2004	201	202
Additional paid-in capital	268,907	268,907
Unearned compensation	(129)	(118)
Retained earnings	302,833	313,293
Treasury stock, at cost	(108,715)	(108,715)

TOTAL SHAREHOLDERS’ EQUITY	463,750	474,221

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$747,175	$734,494

Note: The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

See accompanying notes.

JOURNAL COMMUNICATIONS, INC.

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS

(in thousands, except per share amounts)

	First Quarter Ended
	March 30, 2003	March 28, 2004
Operating revenue:
Publishing	$74,555	$76,671
Broadcasting	32,251	34,635
Telecommunications	36,658	35,557
Printing services	22,707	21,764
Other	23,699	24,043

Total operating revenue	189,870	192,670
Operating costs and expenses:
Publishing	38,324	37,845
Broadcasting	15,084	15,102
Telecommunications	20,141	20,406
Printing services	18,464	18,460
Other	19,857	19,853

Total operating costs and expenses	111,870	111,666
Selling and administrative expenses	56,783	54,294

Total operating costs and expenses and selling and administrative expenses	168,653	165,960

Operating earnings	21,217	26,710
Other income and expense:
Interest income and dividends	82	67
Interest expense, net	(535)	(612)

Total other income and expense	(453)	(545)

Earnings before income taxes	20,764	26,165
Provision for income taxes	8,306	10,466

Net earnings	$12,458	$15,699

Net earnings available to class A and B common shareholders	$12,458	$15,235

Earnings per share:
Basic	$0.16	$0.21

Diluted	$0.16	$0.20

See accompanying notes.

JOURNAL COMMUNICATIONS, INC.

UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF SHAREHOLDERS’ EQUITY

Quarter ended March 28, 2004 (dollars in thousands, except per share amounts)

	Preferred Stock	Common Stock				Additional Paid-in- Capital
		Class C	Class B-2	Class B-2	Class A
Balance at December 31, 2003	$—	$33	$427	$193	$201	$268,907
Net earnings and other comprehensive income

Dividends declared:
Class C ($0.142 per share)
Class B ($0.065 per share)
Class A ($0.065 per share)
Issuance of shares:
Conversion of class B to class A			(1)		1
Amortization of unearned compensation

Balance at March 28, 2004	$—	$33	$426	$193	$202	$268,907

Unearned Compensation	Retained Earnings	Treasury Stock, at cost	Total	Comprehensive Income (Loss)

$(129)	$302,833	$(108,715)	$463,750
	15,699		15,699	$15,699

	(464)		(464)
	(3,463)		(3,463)
	(1,312)		(1,312)

11

$(118)	$313,293	$(108,715)	$474,221

JOURNAL COMMUNICATIONS, INC.

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

	First Quarter Ended
	March 30, 2003	March 28, 2004
Cash flow from operating activities:
Net earnings	$12,458	$15,699
Adjustments for non-cash items:
Depreciation	11,323	11,089
Amortization	428	491
Provision for doubtful accounts	666	636
Deferred income taxes	—	2,181
Net loss from disposal of assets	3	51
Net changes in operating assets and liabilities:
Receivables	(87)	1,261
Inventories	(348)	35
Accounts payable	13,414	1,874
Other assets and liabilities	(278)	2,995

NET CASH PROVIDED BY OPERATING ACTIVITIES	37,579	36,312

Cash flow from investing activities:
Capital expenditures for property and equipment	(16,784)	(5,507)
Proceeds from sales of assets	92	12
Other, net	(63)	(70)

NET CASH USED FOR INVESTING ACTIVITIES	(16,755)	(5,565)

Cash flow from financing activities:
Net decrease in notes payable to banks	(16,840)	—
Proceeds from long-term notes payable to banks	—	36,935
Payments of long-term notes payable to banks	—	(64,635)
Cash dividends	(7,775)	(5,239)

NET CASH USED FOR FINANCING ACTIVITIES	(24,615)	(32,939)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,791)	(2,192)

Cash and cash equivalents:
Beginning of year	8,455	8,444

At March 28, 2004 and March 30, 2003	$4,664	$6,252

See accompanying notes.

JOURNAL COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(in thousands, except per share amounts)

1	BASIS OF PRESENTATION

The accompanying unaudited consolidated condensed financial statements have been prepared by Journal Communications, Inc. and its wholly owned subsidiaries in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission and reflect normal and recurring adjustments, which we believe to be necessary for a fair presentation. As permitted by these regulations, these statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States for annual financial statements. However, we believe that the disclosures are adequate to make the information presented not misleading. The operating results for the first quarter ended March 28, 2004 are not necessarily indicative of the results that may be expected for the year ended December 26, 2004. You should read these unaudited consolidated condensed financial statements in conjunction with the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2003.

2	ACCOUNTING PERIODS

As of January 1, 2004, we adopted a 52-53 week fiscal year ending on the last Sunday of December in each year. In addition, we have four quarterly reporting periods, each consisting of 13 weeks and ending on a Sunday, provided that once every six years, starting in 2006, the fourth quarterly reporting period will be 14 weeks.

Prior to fiscal 2004, we divided our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods were longer or shorter to the extent necessary to make each accounting year end on December 31 and we followed a practice of reporting our quarterly financial statements at the end of the third accounting period (the first quarter), at the end of the sixth accounting period (the second quarter), and at the end of the tenth accounting period (the third quarter). The results of the first quarter of 2003 have been presented on a basis which conforms to the quarterly reporting of operating results adopted effective January 1, 2004.

3	EARNINGS PER SHARE

Basic earnings per share are computed by dividing net earnings available to class A and B common shareholders by the weighted average number of class A and B shares outstanding during the period. Diluted earnings per share are computed based upon the assumption that the class C shares outstanding were converted into class A and B shares. Certain of our non-statutory stock options granted to outside directors and employees are currently anti-dilutive and were not included. Certain of our non-statutory stock options granted to outside directors and employees are currently dilutive, however, the impact on earnings per share is immaterial and is not presented below. In the first quarter of 2003, basic and diluted earnings were the same because there were no dilutive securities. The term “share” includes both shares and units of beneficial interest outstanding.

JOURNAL COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share amounts)

Basic and diluted earnings per share are computed as follows:

	March 30, 2003	March 28, 2004
Basic earnings:
Net earnings	$12,458	$15,699
Less dividends on class C common stock	—	(464)

Net earnings available to class A and B common shareholders	$12,458	$15,235

Weighted average class A and B shares outstanding	77,747	73,457
Basic earnings per share	$0.16	$0.21

Diluted earnings:
Net earnings available to class A and B common shareholders	$12,458	$15,235
Plus dividends on class C common stock	—	464

Net earnings	$12,458	$15,699

Weighted average shares outstanding	77,747	73,457
Incremental class A and B shares for assumed conversion of class C shares	—	4,452

Adjusted weighted average shares outstanding	77,747	77,909

Diluted earnings per share	$0.16	$0.20

Each of the 3,264 class C shares outstanding, which are held by the Grant family shareholders, is convertible at any time at the option of the holder into either (i) 1.363970 class A shares (or a total of 4,452 class A shares) or (ii) 0.248243 class A shares (or a total of 810 class A shares) and 1.115727 class B shares (or a total of 3,642 class B shares). Pursuant to our articles of incorporation, each class of common stock has equal rights with respect to cash dividends, except that dividends on class C shares are cumulative and will not be less than $0.57 per year or $0.142 per quarter.

JOURNAL COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share amounts)

4	STOCK-BASED COMPENSATION

We account for stock-based compensation by using the intrinsic value-based method in accordance with Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees.” Under APB No. 25, we do not recognize compensation expense for our stock options because the exercise price equals the market price of the underlying stock on the grant date. We recognize compensation expense related to restricted stock grants over the vesting period. As permitted, we have elected to adopt the disclosure only provisions of Statement No. 123, “Accounting for Stock-Based Compensation” and Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123.” Statement No. 123, as amended by Statement No. 148, establishes a fair value-based method of accounting for employee stock-based compensation plans and encourages companies to adopt that method. However, it also allows companies to continue to apply the intrinsic value-based method currently prescribed under APB No. 25. We have chosen to continue to report stock-based compensation in accordance with APB No. 25, and provide the following pro forma disclosure of the effects of applying the fair value method to all applicable awards granted. The following table illustrates the effect on net earnings and net earnings per share if we had applied the fair value recognition provisions of Statement No. 123:

	March 30, 2003	March 28, 2004
Net earnings as reported	$12,458	$15,699
Add compensation cost of restricted stock grants, net of related tax effects, included in the determination of net earnings as reported	—	7
Deduct stock based compensation determined under fair value-based method, net of related tax effects:
Stock options	—	(9)
Restricted stock grants	—	(7)

Pro forma net earnings	$12,458	$15,690

Net earnings per share of common stock:
Basic earnings per share:
As reported	$0.16	$0.21

Pro forma	$0.16	$0.21

Diluted earnings per share:
As reported	$0.16	$0.20

Pro forma	$0.16	$0.20

5	INVENTORIES

Inventories are stated at the lower of cost (first in, first out method) or market. Inventories at December 31, 2003 and March 28, 2004 consisted of the following:

	December 31, 2003	March 28, 2004
Paper and supplies	$6,903	$7,268
Work in process	2,328	2,003
Finished goods	6,816	6,713
Less obsolescence reserve	(831)	(803)

Inventories	$15,216	$15,181

JOURNAL COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share amounts)

6	NOTES PAYABLE TO BANKS

We have a $350 million unsecured revolving credit facility expiring on September 4, 2008. The interest rate on borrowings are either LIBOR plus a margin that ranges from 87.5 basis points to 150 basis points, depending on our leverage, or the “Base Rate,” which equals the higher of the prime rate set by U.S. Bank, N.A. or the Federal Funds Rate plus one percent per annum. As of March 28, 2004 we had borrowings of $56,300 under the facility at the weighted average interest rate of 2.01%. Fees of $1,959 in connection with the facility are being amortized over the term of the facility using the straight-line method which approximates the effective-interest method.

7	EMPLOYEE BENEFIT PLANS

In accordance with the provisions of FASB Staff Position 106-1, we elected to defer accounting for the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) pending guidance to be issued by the FASB during 2004. The Act is expected to reduce our postretirement benefit obligation by approximately $5,100.

The components of our net periodic benefit costs for our defined benefit and non-qualified pension plans and our postretirement health benefit plan are as follows:

	Pension Benefits
	March 30, 2003	March 28, 2004
Service cost	$1,062	$1,236
Interest cost	2,022	2,080
Expected return on plan assets	(2,642)	(2,598)
Amortization of:
Unrecognized prior service cost	64	64
Unrecognized net transition obligation	156	27
Unrecognized net loss	27	418

Net periodic benefit cost included in total operating costs and expenses and selling and administrative expenses	$689	$1,227

	Other Postretirement Benefits
	March 30, 2003	March 28, 2004
Service cost	$93	$93
Interest cost	515	515
Amortization of:
Unrecognized net transition obligation	137	137
Unrecognized net loss	112	112

Net periodic benefit cost included in total operating costs and expenses and selling and administrative expenses	$857	$857

JOURNAL COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share amounts)

8	GOODWILL AND OTHER INTANGIBLE ASSETS

Definite-lived Intangibles

Our definite-lived intangible assets consist primarily of network affiliation agreements, customer lists and non-compete agreements. We amortize the network affiliation agreements over a period of 25 years, the customer lists over a period of 5 to 40 years and the non-compete agreements over the terms of the contracts.

Amortization expense was $491 for the first quarter ended March 28, 2004. Estimated amortization expense for our next five fiscal years is $1,336 for 2004, $763 for 2005, $748 for 2006, $710 for 2007 and $662 for 2008.

The gross carrying amount, accumulated amortization and net carrying amount of the major classes of definite-lived intangible assets as of December 31, 2003 and March 28, 2004 is as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
As of December 31, 2003
Network affiliation agreements	$7,759	$(863)	$6,896
Customer lists	17,771	(15,368)	2,403
Non-compete agreements	24,838	(24,256)	582
Other	3,080	(3,061)	19

Total	$53,448	$(43,548)	$9,900

As of March 28, 2004
Network affiliation agreements	$7,759	$(935)	$6,824
Customer lists	18,011	(15,712)	2,299
Non-compete agreements	24,818	(24,547)	271
Other	2,860	(2,845)	15

Total	$53,448	$(44,039)	$9,409

Indefinite-lived Intangibles

Broadcast licenses are deemed to have indefinite useful lives because we have renewed these agreements without issue in the past and we intend to renew them indefinitely in the future. Accordingly, we expect the cash flows from our broadcast licenses to continue indefinitely. There were no changes to the carrying amount of broadcast licenses in the first quarter ended March 28, 2004.

Goodwill

There were no changes in the carrying amount of goodwill in the first quarter ended March 28, 2004.

JOURNAL COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share amounts)

9	WORKFORCE REDUCTION AND BUSINESS IMPROVEMENT INITIATIVES

Activity associated with our daily newspaper’s and printing services’ workforce reduction and business improvement initiatives during the first quarter ended March 28, 2004 is as follows:

	Balance at December 31, 2003	Additions	Payments	Balance at March 28, 2004
Employee severance and benefits	$347	$—	$(153)	$194
Facility costs	131	—	(23)	108

	$478	$—	$(176)	$302

The obligations for our workforce reduction and business improvement initiatives are included in other current liabilities in the consolidated balance sheets. The remaining costs associated with these actions are expected to be paid in 2004, except for portions of the $108 liability representing the remaining operating lease obligation for the closed CD-ROM mastering and replication facility, expiring in June 2005.

10	SEGMENT INFORMATION

We conduct our operations through four reportable segments: publishing, broadcasting, telecommunications and printing services. In addition, our label printing business, our direct marketing services business and certain administrative activities are aggregated and reported as “other.” All operations primarily conduct their business in the United States. We publish the Milwaukee Journal Sentinel and more than 90 weekly shopper and community newspapers in eight states. We also own and operate 38 radio stations and six television stations in 11 states. Our telecommunications business serves the wholesale carrier market and also provides integrated data communications solutions for small and mid size businesses. Our printing services business serves the publishing, software, entertainment and government markets by providing printing, assembly and complete fulfillment services.

JOURNAL COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share amounts)

The following tables summarize operating revenue, operating earnings, depreciation and amortization and capital expenditures for the first quarter ended March 30, 2003 and March 28, 2004 and identifiable total assets at December 31, 2003 and March 28, 2004:

	First Quarter Ended
	March 30, 2003	March 28, 2004
Operating revenue
Publishing	$74,555	$76,671
Broadcasting	32,251	34,635
Telecommunications	36,658	35,557
Printing services	22,707	21,764
Other	23,699	24,043

	$189,870	$192,670

Operating earnings
Publishing	$4,077	$9,017
Broadcasting	3,824	6,504
Telecommunications	10,014	8,730
Printing services	1,191	914
Other	2,111	1,545

	$21,217	$26,710

Depreciation and amortization
Publishing	$4,136	$3,980
Broadcasting	1,884	2,100
Telecommunications	4,193	4,310
Printing services	886	583
Other	652	607

	$11,751	$11,580

Capital expenditures
Publishing	$10,786	$1,914
Broadcasting	2,913	1,813
Telecommunications	2,438	918
Printing services	376	429
Other	271	433

	$16,784	$5,507

	December 31, 2003	March 28, 2004
	Audited
Identifiable total assets
Publishing	$222,582	$219,162
Broadcasting	315,748	308,938
Telecommunications	104,161	100,348
Printing services	26,623	26,364
Other	78,061	79,682

	$747,175	$734,494

JOURNAL COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share amounts)

11	SUBSEQUENT EVENT

On April 28, 2004, we signed an agreement to purchase the business and certain assets of an NBC affiliate WGBA-TV, in Green Bay, Wisconsin, subject to Federal Communications Commission approval. The cash purchase price for the television station is expected to be approximately $43,250. We will also assume an existing local marketing agreement between WGBA-TV and UPN affiliate WACY-TV, Channel 32, which is licensed to serve Appleton, Wisconsin.